     As filed with the Securities and Exchange Commission on July 9, 1999
                                                     Registration No. 333-
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                ---------------
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933
                                ---------------
                           KANA COMMUNICATIONS, INC.
            (Exact name of registrant as specified in its charter)
                                ---------------
         Delaware                  7372                    77-0435679
     (State or other          (Primary Standard         (I.R.S. Employer
     jurisdiction of              Industrial          Identification No.)
     incorporation or        Classification Code
      organization)                Number)
                               87 Encina Avenue
                          Palo Alto, California 94301
                                (650) 325-9850
  (Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)
                                ---------------
                             Michael J. McCloskey
                            Chief Executive Officer
                           Kana Communications, Inc.
                               87 Encina Avenue
                          Palo Alto, California 94301
                                (650) 325-9850
(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                                  Copies to:
        Warren T. Lazarow, Esq.              Laird H. Simons III, Esq.
      David A. Makarechian, Esq.           Katherine Tallman Schuda, Esq.
     Kimberley E. Henningsen, Esq.             Sayre E. Stevick, Esq.
        Taylor L. Stevens, Esq.                  FENWICK & WEST LLP
    BROBECK, PHLEGER & HARRISON LLP             Two Palo Alto Square
         Two Embarcadero Place              Palo Alto, California 94301
            2200 Geng Road                         (650) 494-0600
      Palo Alto, California 94303
            (650) 424-0160
                                ---------------
  Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
                                ---------------
  If the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
  Title of Each Class of                                                       Amount of
     Securities to be                                           Amount to     Registration
        Registered                                           be Registered(1)     Fee
------------------------------------------------------------------------------------------
Common Stock, $.001 per share..............................    $40,250,000      $11,190
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o).
                                ---------------
  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information contained in this preliminary prospectus is not complete and  +
+may be changed. These securities may not be sold until the registration       +
+statement filed with the Securities and Exchange Commission is effective. + +This preliminary prospectus is not an offer to sell nor does it seek an offer + +to buy these securities in any jurisdiction where the offer or sale is not +
+permitted.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   Subject to Completion. Dated July 9, 1999.

                                       Shares

                         [LOGO OF KANA COMMUNICATIONS]

                           Kana Communications, Inc.
                                  Common Stock

                                  -----------

  This is an initial public offering of shares of Kana Communications, Inc. All
of the     shares of common stock are being sold by Kana.

  Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $ and $ . Kana has applied for quotation of the common stock on the Nasdaq National Market under the symbol "KANA".

  See "Risk Factors" beginning on page 7 to read about factors you should consider before buying shares of the common stock.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                Per Share Total
                                                                --------- ------
Initial public offering price..................................   $       $
Underwriting discount..........................................   $       $
Proceeds, before expenses, to Kana.............................   $       $

  The underwriters may, under specific circumstances, purchase up to an
additional     shares from Kana at the initial public offering price less the underwriting discount.

                                  -----------

  The underwriters expect to deliver the shares against payment in New York,
New York on      , 1999.

Goldman, Sachs & Co.

                 Hambrecht & Quist

                                                         Wit Capital Corporation

                                  -----------

                         Prospectus dated      , 1999.

Description No. 1

Inside Front Cover

A logo bearing the words "powered by Kana" in lower case letters, immediately above and to the left of the Kana logo, which consists of the letter "K" surrounded by a partially open oval and the words "Kana Communications."

Below the logo is a band of white space, and below the white space are logos of the following customers:

eBay Inc., eToys Inc., Priceline.com Incorporated, Chase Manhattan Bank, Ford Motor Company and Northwest Airlines.

Inside Gatefold

Centered across the top of the gatefold, in stylized letters, the words "Kana develops, markets and supports an integrated suite of e-Business infrastructure solutions addressing online customer interactions." Immediately to the left of this phrase appears the Kana logo, which consists of a stylized "K" surrounded by a partially open oval and the words "Kana Communications."

Below the phrase, centered in the page, a trapezoidal shape design which covers most of the gatefold that has within it two large shaded trapezoidal shapes, with one such shape on the far left of the trapezoid and another shape on the far right of the trapezoid. The smaller shape on the right is entitled the "Kana Architecture." The smaller shape on the left is labeled "Customers and Web Sites." Shading covers and extends over the smaller trapezoids. Extending from the design that is labeled Kana Architecture is a series of broken an unbroken lines to boxes labeled with the main heading "Kana Applications." Each box has a subheading that represents a different application of Kana's suite of applications, including Kana Control, Kana Mail, Kana Direct, Kana Reports, Kana Link, Kana Classify and Kana Web Connect. Extending from the boxes entitled "Kana Applications" toward the smaller shape labeled Customers and Web Sites is a series of broken and unbroken lines which are interrupted by the phrases "upselling to customers," "defining new products and services," and "optimizing performance."

Below this graphic is a band of white space. Below the white space is a shaded area covering the lower eighth of the gatefold, with the phrase "Kana business benefits" on the far left of the shaded region. Within the shared region appears the words "enhanced customer relationships," "reduced operating and IT costs," and "increased revenue opportunities."

                               PROSPECTUS SUMMARY

    You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our consolidated financial statements and notes to those statements appearing elsewhere in this prospectus.

                                  Our Business

    We develop, market and support an integrated suite of e-Business infrastructure solutions addressing online customer interactions. The Kana software platform, together with our applications, provides an advanced and scaleable solution that allows strategic online businesses, or e-Businesses, to manage high volumes of e-mail and Web-based customer communications. In addition, our software is designed to integrate with enterprise applications and systems to help e-Businesses capitalize upon the extensive customer information contained within online customer communications.

    We also offer Kana Online, our hosted Web-based application service, for e-Businesses that want to rapidly and efficiently deploy an online customer interactions solution while minimizing their up-front investment in hardware, software and services. Kana Online allows us to manage important customer data and monitor real-time, hands-on customer feedback on our software.

    We believe that our solution differs from those of our competitors as a result of several core capabilities, including an advanced, scaleable, Web-based architecture that supports industry standards, workflow optimization and tools for enhanced productivity. In addition, our solution offers comprehensive data analysis and reporting, and advanced messaging analysis technologies, which permit e-Businesses to choose the level of automation appropriate for their needs. We believe that our solution helps e-Businesses enhance customer relationships, lower operating and IT costs and create new revenue opportunities.

    Our customers include e-Businesses in the communications, Internet, retailing and technology industries, and companies employing e-Business strategies in traditional industries such as financial services, energy, automobile and airlines. As of June 30, 1999, more than 100 customers have licensed our software, including:

          . eBay Inc.                   . Chase Manhattan Bank
          . eToys Inc.                  . Ford Motor Company
          . Priceline.com               . Northwest Airlines
Incorporated

                             Our Market Opportunity

    With the advent of the Internet and the proliferation of e-mail, the manner in which businesses communicate with their customers has undergone a fundamental change: customers are now demanding that businesses be accessible and communicate online. Given the emerging shift to online customer interaction, traditional solutions are not addressing the changes required by e-Businesses. Negative consequences, such as lost customers, result from a failure to respond effectively to online communications. In addition, e-Businesses may lose the opportunity to take advantage of new revenue-generating opportunities by failing to capitalize upon the wealth of information conveyed through online customer interactions.

    We believe that in order for companies to compete effectively in today's rapidly changing e-Business environment, they must differentiate themselves by providing the highest quality customer experience with a software solution that:

  . enables personalized online customer interaction that is timely, relevant and specific to the needs of the customer;

  . reduces operating and IT costs while integrating with existing e-Business and legacy systems and databases across multiple departments; and

  . broadens the opportunities for revenue generation through the extraction, analysis and management of the valuable information contained within online customer interactions.

                                  Our Strategy

    Our objective is to become the leading provider of mission-critical e-Business infrastructure solutions addressing online customer interactions. The key elements of our strategy include:

    Extend Market Leadership Position. Our objective is to extend our position as a leader in the e-Business infrastructure market for managing online customer interactions by leveraging our suite of software applications and establishing ourselves as the solution of choice. We believe that by broadening our platform and suite of applications, we can expand our market opportunities and solidify our position as a leading provider of comprehensive e-Business infrastructure solutions.

    Expand Our Suite of Products to Enter New Markets. We intend to expand our suite of products to include additional e-commerce and content management applications in order to enter new markets. We are working with our customers to identify the strategic and functional needs of e-Businesses that operate in the rapidly changing Internet environment. Our focus is to develop applications that address those needs and integrate them seamlessly with our existing platform to help e-Businesses establish broader and deeper customer relationships.

    Increase Global Distribution Capabilities and Partnerships. We intend to broaden and increase our worldwide distribution capabilities by combining the efforts of our direct sales force and our partnerships with leading e-Business service and infrastructure providers. By expanding existing partnerships and aggressively developing new alliances, we can leverage our partners' sales, marketing and deployment capabilities.

    Establish Technology Leadership with Open, Scaleable, Web-based Architecture. Our objective is to establish the Kana architecture as the leading technology platform and market standard for e-Business infrastructure solutions addressing online customer interactions. Because our advanced architecture is based on industry standards such as Java and Extensible Mark-up Language (XML), e-Businesses and third parties are able to develop and deploy new applications on top of the Kana platform. We intend to continue to develop and enhance our advanced architecture to efficiently handle the growing volume of online customer interactions while providing increased functionality across e-Businesses.

    Leverage Hosted Web-Based Application Service. Kana Online, our hosted Web-based application service, allows us to manage important customer data and monitor real-time, hands-on customer feedback on our software. We intend to continue developing this service because it allows us to target additional markets that are complementary to our software-based solution, provides us with recurring revenue streams and may, in the future, allow us to enter into new business opportunities.

    Emphasize Customer Advocacy and Satisfaction. We believe that delivering complete customer satisfaction is vital to growing our business. We intend to remain focused on providing the highest level of satisfaction to our customers and to continue to design our solutions to address their online customer interactions needs. In addition, we intend to continue to build our professional services group, which maintains customer relationships beyond the implementation phase and is responsible for providing a superior customer experience.

                             Corporate Information

    Kana Communications, Inc. was incorporated in California in July 1996 as Kana Net Works, Inc., changed its name to Kana.com, Inc. in January 1997 and then changed its name to Kana Communications, Inc. in October 1997. Kana Communications, Inc. plans to reincorporate in Delaware prior to the consummation of this offering. References in this prospectus to "Kana", "we", "our", and "us" collectively refer to Kana Communications, Inc., a Delaware corporation, its subsidiary and its California predecessor, and not to the underwriters. Kana's principal executive offices are located at 87 Encina Avenue, Palo Alto, California 94301 and its telephone number is (650) 325-9850.

    Kana(R) is a registered trademark, and KANA COMMUNICATIONS and Design(TM) and the Kana logo are trademarks of Kana Communications, Inc. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

                                  The Offering

Common stock offered....      shares
Common stock to be
 outstanding after the
 offering...............      shares
Use of proceeds.........  For general corporate purposes, including working capital, product development, possible acquisitions and
                          capital expenditures. See "Use of Proceeds".
Proposed Nasdaq National
 Market symbol..........  KANA

    The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of June 30, 1999, and includes 1,257,708 shares of common stock issuable upon conversion of preferred stock issued subsequent to June 30, 1999 and excludes:

  . 264,800 shares of common stock issuable upon exercise of stock options outstanding as of June 30, 1999 at a weighted average exercise price of $0.28 per share;

  .    shares of common stock reserved for issuance under our 1999 Stock
    Incentive Plan which incorporates our 1997 Stock Option/Stock Issuance Plan; and

  .    shares of common stock reserved for issuance under our 1999 Employee
    Stock Purchase Plan.

See "Capitalization", "Management--Benefit Plans", "Description of Capital Stock" and Note 4 of Notes to Consolidated Financial Statements.

                      Summary Consolidated Financial Data

                     (In thousands, except per share data)

                                          Year Ended      Three Months Ended
                                         December 31,          March 31,
                                        ----------------  --------------------
                                         1997     1998      1998       1999
                                        -------  -------  ---------  ---------
Consolidated Statement of Operations
 Data:
Total revenues........................  $   --   $ 2,049  $     177  $   1,423
Gross profit..........................      --     1,476        147        987
Operating loss........................   (1,435)  (6,525)    (1,042)    (1,957)
Net loss..............................  $(1,383) $(6,337) $  (1,012) $  (1,845)
                                        =======  =======  =========  =========
Basic and diluted net loss per share..  $ (0.62) $ (2.48) $   (0.55) $   (0.47)
                                        =======  =======  =========  =========
Shares used in computing basic and
 diluted net loss per share...........    2,246    2,555      1,824      3,939
                                        =======  =======  =========  =========
Pro forma basic and diluted net loss
 per share............................           $ (0.35)            $   (0.47)
                                                 =======             =========
Shares used in computing pro forma
 basic and diluted net loss per
 share................................            17,979                22,708
                                                 =======             =========

    Shares used in computing pro forma basic and diluted net loss per share include the shares used in computing basic and diluted net loss per share adjusted for the conversion of preferred stock to common stock, as if the conversion occurred at the date of original issuance.

                                                        March 31, 1999
                                                 -----------------------------
                                                 Actual  Pro Forma As Adjusted
                                                 ------- --------- -----------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term
 investments.................................... $ 8,631  $18,831     $
Working capital.................................   7,566   17,766
Total assets....................................  11,138   21,338
Notes payable, less current portion.............     360      360
Total stockholders' equity......................   8,534   18,734

    The consolidated balance sheet data as of March 31, 1999 is set forth on an actual basis; on a pro forma basis to give effect to the sale in July 1999 of 1,257,708 shares of our Series D preferred stock and the conversion of all of our outstanding preferred stock into common stock upon completion of this
offering; and on an as adjusted basis to reflect the sale of     shares of
common stock offered at an assumed initial public offering price of $    per
share and after deducting the estimated underwriting discount and the estimated offering expenses. See "Use of Proceeds" and "Capitalization".

                                ----------------

    Except as set forth in the consolidated financial statements or as otherwise specified in this prospectus, all information in this prospectus:

  . assumes no exercise of the underwriters' over-allotment option;

  . assumes the completion of a   for one reverse stock split;

  . reflects the conversion of all of our outstanding preferred stock into common stock upon completion of this offering; and

  . reflects our reincorporation into Delaware before completion of this offering.

See "Description of Capital Stock" and "Underwriting".

                                  RISK FACTORS

    You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

    The occurrence of any of the following risks could materially and adversely affect our business, financial condition and operating results. In this case, the trading price of our common stock could decline and you may lose part or all of your investment.

                         Risks Related to Our Business

Because we have a limited operating history, it is difficult to evaluate our business and prospects

    We are still in the early stages of our development, and our limited operating history makes it difficult to evaluate our business and prospects. We were incorporated in July 1996 and we first recorded revenue in February 1998. As an early stage company in the new and rapidly evolving market for e-Business customer interactions solutions, we face numerous risks and uncertainties. Some of these risks include our ability to:

  . anticipate and adapt to the changing e-Business market;

  . attract more customers;

  . implement our sales, marketing and after-sales service initiatives, both domestically and internationally;

  . build and maintain relationships with system integrators and other strategic partners;

  . attract, retain and motivate qualified personnel;

  . execute our product development activities;

  . respond to actions taken by our competitors; and

  . continue to build an infrastructure to manage our growth effectively.

We may not successfully address any of these risks.

Our quarterly revenues and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline

    Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. If our quarterly revenues or operating results fall below the expectations of investors or public market analysts, the price of our common stock could decline substantially. Factors that might cause quarterly fluctuations in our operating results include:

  . the evolving and varying demand for e-Business customer interactions solutions, particularly the Kana solution;

  . the timing of sales of our products and services and the timing of new releases of our products;

  . the discretionary nature of our customers' purchasing and budget cycles;

  . delays in introducing our products and services, or new releases of our products;

  . changes in our pricing policies or those of our competitors;

  . the timing of execution of large contracts that materially affect our operating results;

  . our ability to develop and attain market acceptance of the Kana solution, additional products and enhancements to our products;

  . the entrance of new competitors;

  . new product announcements or introductions by competitors;

  . the mix of sales channels through which our products and services are sold;

  . the mix of domestic and international sales;

  . the timing of releases of new versions of third-party software and hardware products that work with our products;

  . costs related to acquisitions of technologies or businesses;

  . our ability to attract, integrate, train, retain and motivate a substantial number of sales and marketing, research and development, administrative and product management personnel;

  . costs related to the customization of our products;

  . our ability to expand our operations, and the amount and timing of expenditures related to this expansion;

  . any costs or expenses related to our anticipated move to new corporate offices;

  . global economic conditions as well as those specific to large enterprises with high e-mail volume; and

  . governmental regulation surrounding the Internet and e-mail in particular.

    We also often offer volume-based pricing, which may affect our operating margins. Most of our expenses, such as employee compensation and rent, are significant and relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenues levels. As a result, if total revenues for a particular quarter are below our expectations, we could not proportionately reduce operating expenses for that quarter. Therefore, this revenue shortfall would have a disproportionate effect on our expected operating results for that quarter. In addition, because our service revenue is largely correlated with our license revenue, a decline in license revenue could also cause a decline in our service revenue in the same quarter or in subsequent quarters.

    Due to the foregoing factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. See "--We may not be able to forecast our revenues accurately because our products have a long and variable sales cycle" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

We have a history of losses and may not be profitable in the future

    Since we began operations in 1997, we have incurred substantial operating losses in every quarter. As a result of accumulated operating losses, at March 31, 1999, we had an accumulated deficit of approximately $9.6 million. Since inception, we have funded our business primarily through selling our stock, not from cash generated by our business. Our growth in recent periods has been from a limited base of customers, and we may not be able to sustain these growth rates. We expect to continue to increase our operating expenses and our expenditures on our professional services organization. As a result, we expect to continue to experience losses and negative cash flows, even if sales of the Kana solution continue to grow, and may not generate sufficient revenues to achieve profitability in the future. If we do achieve profitability, we may not be able to sustain or increase any profitability on a quarterly or annual basis in the future. See "--Our quarterly revenues and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline", "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

We face substantial competition and may not be able to compete effectively

    The market for our solution is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Increased competition may result in price reductions, reduced gross margins and loss of market share, any one of which could seriously harm our business.

    We currently face competition for our products from systems designed by in-house and third-party development efforts. We expect that these solutions will continue to be a principal source of competition for the foreseeable future. Our competitors include a number of companies offering one or more solutions for the e-Business infrastructure market, some of which compete directly with our products. For example, our competitors include companies providing stand-alone point solutions, including Brightware, Inc., eGain Communications Corp. and Mustang Software, Inc. In addition, we may compete with companies providing customer management and communications solutions, such as Clarify Inc., Genesys Telecommunications Laboratories, Inc., Lucent Technologies, Inc., Oracle Corporation, Pivotal Corporation, Siebel Systems, Inc., Silknet Software, Inc. and Vantive Corporation.

    Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than do we. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. In the past, we have lost potential customers to competitors for various reasons, including the ability or willingness of our competitors to offer lower prices and other incentives that we did not match. In addition, current and potential competitors, particularly enterprise or call center software providers that market integrated suites of products, have established or may establish co-operative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

    We may not be able to compete successfully against current and future competitors, and competitive pressures may seriously harm our business. See "Business--Competition".

Our failure to consummate our expected sales in any given quarter could dramatically harm our operating results because of the large size of our typical orders

    Our sales cycle is subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which we have little or no control. Consequently, if sales expected from a specific customer in a particular quarter are not realized in that quarter, we are unlikely to be able to generate revenue from alternate sources in time to compensate for the shortfall. As a result, and due to the relatively large size of a typical order, a lost or delayed sale could result in revenues that are lower than expected. Moreover, to the extent that significant sales occur earlier than anticipated, revenues for subsequent quarters may be lower than expected. See "--Our quarterly revenues and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline".

We may not be able to forecast our revenues accurately because our products have a long and variable sales cycle

    To date, the sales cycle for the Kana solution has taken three to 12 months and has required pre-purchase evaluation by a significant number of individuals in our customers' organizations. Many of our customers evaluate our software slowly and deliberately, depending on the specific technical capabilities of the customer, the size of the deployment, the complexity of the customer's network environment, and the quantity of hardware and the degree of hardware configuration necessary to deploy the Kana solution. The long sales cycle for our products may cause license revenue and operating results to vary significantly from period to period.

    Along with our partners, we invest significant amounts of time and resources educating and providing information to our prospective customers regarding the use and benefits of our products. We may not recoup this investment if the prospective customer does not ultimately license our solution. See "--Our quarterly revenues and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline".

Difficulties in implementing our solution could harm our revenues and margins

    Forecasting our revenues depends upon the timing of implementation of the Kana solution. This implementation typically involves working with sophisticated software, computing and communications systems. If we experience difficulties with implementation or do not meet project milestones in a timely manner, we could be obligated to devote more customer support, engineering and other resources to a particular project. Some customers may also require us to develop customized features or capabilities. If new or existing customers have difficulty deploying our products or require significant amounts of our professional services support or customized features, our revenue recognition could be further delayed and our costs could increase, causing increased variability in our operating results. See "--Our quarterly revenues and operating results may fluctuate in future periods and we may fail to meet expectations, which may cause the price of our common stock to decline".

Our business depends on the acceptance of the Kana solution, and it is uncertain whether the market will accept this product

    Substantially all of our revenue is currently derived from licenses of our software and related services. We are not certain that our target customers will widely adopt and deploy the Kana solution. Our future financial performance will depend on the successful development, introduction and customer acceptance of new and enhanced versions of the Kana solution. In the future, we may not be successful in marketing the Kana solution or any new or enhanced products.

We may be unable to hire and retain the skilled personnel necessary to develop our engineering, professional services and support capabilities

    We intend to hire a significant number of additional sales, marketing, engineering, professional services and product management personnel in 1999 and beyond. Competition for these individuals is intense, and we may not be able to attract, assimilate or retain highly qualified personnel in the future. Our business cannot continue to grow if we cannot attract qualified personnel. Our failure to attract and retain the highly trained personnel that are integral to our product development and professional services organizations may limit the rate at which we can develop and install new products or product enhancements, which would harm our business. As of June 30, 1999, we had only a 20-person professional services organization. We will need to increase our staff to support new customers and the expanding needs of our existing customers, without compromising the quality of our customer service. Hiring qualified professional services personnel, as well as sales, marketing, administrative and research and development personnel, is very competitive in our industry, particularly in the San Francisco Bay Area, where Kana is headquartered, due to the limited number of people available with the necessary technical skills. We expect to face greater difficulty attracting these personnel with equity incentives as a public company than we did as a privately held company. See "Business--Employees".

We may face difficulties in hiring and retaining qualified sales personnel to sell the Kana solution

    Our financial success depends to a large degree on the ability of our direct sales force to increase sales to a level required to reach and maintain profitability. Therefore, our ability to increase revenues in the future depends considerably upon our success in recruiting, training and retaining additional direct sales personnel and the success of the direct sales force. There is a shortage of direct sales personnel with the skills and expertise necessary to sell our products. Also, it may take a new salesperson a number of months before he or she becomes a productive member of our sales force. Our business will be harmed if we fail to hire or retain qualified sales personnel, or if newly hired salespeople fail to develop the necessary sales skills or develop these skills more slowly than we anticipate. See "Business--Employees".

Loss of key personnel could harm our business

    Our future success depends to a significant degree on the skills, experience and efforts of our senior management and other key personnel. The loss of the services of any of these individuals could harm our business and operations. In addition, we have not obtained key person life insurance on any of our key employees. If any of our key employees left or was seriously injured and unable to work and we were unable to find a qualified replacement, our business could be harmed.

Our business will suffer if we fail to manage our growth successfully

    Our ability to offer the Kana solution successfully in a rapidly evolving market requires an effective planning and management process. We have limited experience in managing rapid growth. In addition, we have recently hired a new Chief Executive Officer, and many of our other officers are relatively inexperienced. We are experiencing a period of growth that is placing a significant strain on our managerial, financial and personnel resources. Our business will suffer if this growth continues and we fail to manage this growth. On June 30, 1999, we had a total of 98 full-time employees compared to 38 on June 30, 1998. We expect to continue to hire new employees at a rapid pace. The rate of our recent growth has made management of that growth more difficult.

    In addition, the proceeds of this offering will be used in part to expand product offerings and expand international operations, as well as sales and marketing capabilities. Any additional growth will further strain our management, financial, personnel, internal training and other resources. To manage any future growth effectively, we must improve our financial and accounting systems and controls, reporting systems and procedures, integrate new personnel and manage expanded operations. Any failure to do so could negatively affect the quality of our products and our ability to respond to our customers, retain key personnel and our business in general. We plan to move our corporate offices to a new location in October 1999. This move may disrupt our business and operations. See "Business--Facilities".

Delays in the development of new products or enhancements to existing products would hurt our sales and damage our reputation

    To be competitive, we must develop and introduce on a timely basis new products and product enhancements for companies with significant e-Business customer interactions needs. Any failure to do so could harm our business. In the past, we have failed to ship some new products or product enhancements by our planned shipment date. If we experience similar delays in the future, we may face:

  . customer dissatisfaction;

  . cancellation of orders and license agreements;

  . negative publicity;

  . loss of revenues;

  . slower market acceptance; and

  . legal action by customers against us.

    In the future, our efforts to remedy this situation may not be successful and we may lose customers as a result. Delays in bringing to market new products or their enhancements, or the existence of defects in new products or their enhancements, could be exploited by our competitors. If we were to lose market share as a result of lapses in our product management, our business would suffer.

Technical problems with our Kana Online service could harm our business

    The success of our Kana Online service depends on the efficient and uninterrupted operation of our own and outsourced computer and communications hardware and software systems. These systems and operations are vulnerable to damage or interruption from human error, natural disasters, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar adverse events. We have no formal disaster recovery plan, and our insurance policies may not adequately compensate us for any losses that we may incur. Any system failure that causes an interruption in our service or a decrease in responsiveness could harm our relationships with our customers and result in reduced revenues. See "Business--Products and Services--Kana Online".

    We have entered into an Internet-hosting agreement with Exodus Communications, Inc. to maintain all of our Kana Online servers at Exodus' data center in Santa Clara, California. Our operations depend on Exodus' ability to protect its and our systems in its data center against damage from human error, natural disasters, telecommunications failures, break-ins, sabotage, computer viruses, intentional acts of vandalism and similar adverse events. Exodus does not guarantee that our Internet access will be uninterrupted, error-free or secure. Any disruption in the Internet services provided by Exodus could harm our business.

We need to quickly and successfully build skills relating to our Kana Online service

    The skills necessary to market and sell Kana Online are different than those relating to our software solution. Principally, while we license our software for a fixed fee based on the number of concurrent users and the optional applications purchased, we license Kana Online based on a fixed fee for installation, configuration and training, and a variable monthly component based on actual customer usage. Our sales force sells both our software solution and Kana Online. Because different skills are necessary to sell Kana Online versus our software solution, our sales and marketing organizations may not be able to maintain or increase the level of sales of either Kana Online or our software solution.

Our pending patents may never be issued and, even if issued, may provide us with little protection

    Our success and ability to compete depend to a significant degree upon the protection of our software and other proprietary technology rights. We regard the protection of patentable inventions as important to our future opportunities. We currently have four U.S. patent applications pending relating to our e-Business customer interactions solution. However, none of our technology is patented outside of the United States nor do we currently have any international patent applications pending. It is possible that:

  . our pending patent applications may not result in the issuance of patents;

  . our patents may not be broad enough to protect our proprietary rights;

  . any issued patent could be successfully challenged by one or more third parties, which could result in our loss of the right to prevent others from exploiting the inventions claimed in those patents;

  . current and future competitors may independently develop similar technology, duplicate our products or design around any of our patents; and

  . effective patent protection may not be available in every country in which we do business.

See "Business--Intellectual Property".

We also rely upon trademarks, copyrights and trade secrets to protect our proprietary rights, which are only of limited value

    We also rely on a combination of laws, such as copyright, trademark and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. We currently have a registered trademark, "Kana", and pending trademark applications for our logo and "KANA COMMUNICATIONS and Design". However, none of our trademarks is registered outside of the United States, nor do we have any trademark applications pending outside of the United States. Moreover, despite any precautions that we have taken:

  . laws and contractual restrictions may not be sufficient to prevent misappropriation of our technology or deter others from developing similar technologies;

  . current federal laws that prohibit software copying provide only limited protection from software "pirates", and effective trademark, copyright and trade secret protection may be unavailable or limited in certain foreign countries;

  . other companies may claim common law trademark rights based upon state or foreign law that precede the federal registration of our marks; and

  . policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming and we may be unable to determine the extent of this unauthorized use.

    Also, the laws of other countries in which we market our products may offer little or no effective protection of our proprietary technology. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technology could enable third parties to benefit from our technology without paying us for it, which would significantly harm our business. See "Business-- Intellectual Property".

We may become involved in litigation over proprietary rights, which could be costly and time consuming

    Substantial litigation regarding intellectual property rights exists in our industry. We expect that software in our industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. Third parties may currently have, or may eventually be issued, patents that our products or technology infringe. Any of these third parties might make a claim of infringement against us. Many of our software license agreements require us to indemnify our customers from any claim or finding of intellectual property infringement. Any litigation, brought by us or others, could result in the expenditure of significant financial resources and the diversion of management's time and efforts. In addition, litigation in which we are accused of infringement may cause product shipment delays, require us to develop non-infringing technology or require us to enter into royalty or license agreements, which may not be available on acceptable terms, or at all. If a successful claim of infringement were made against us and we could not develop non-infringing technology or license the infringed or similar technology on a timely and cost-effective basis, our business could be significantly harmed. See "Business--Intellectual Property".


We may face liability and lost sales if our software contains errors

    We face possible claims and higher costs as a result of the complexity of our products and the potential for undetected errors. Due to the mission-critical nature of the Kana solution, undetected errors are of particular concern. We have only a few "beta" customers that test new features and functionality of our software before we make these features and functionalities generally available to our customers. If our software contains undetected errors or we fail to meet our customers' expectations in a timely manner we could experience:

  . loss of or delay in revenues and loss of market share;

  . loss of customers;

  . failure to achieve market acceptance;

  . diversion of development resources;

  . injury to our reputation;

  . increased service and warranty costs;

  . legal actions by customers against us; and

  . increased insurance costs.

    Our licenses with customers generally contain provisions designed to limit our exposure to potential product liability claims, such as disclaimers of warranties and limitations on liability for special, consequential and incidental damages. In addition, our license agreements generally cap the amounts recoverable for damages to the amounts paid by the licensee to us for the product or service giving rise to the damages. However, these contractual limitations on liability may not be enforceable and we may be subject to claims based on errors in our software or mistakes in performing our services including claims relating to damages to our customers' internal systems. A product liability claim, whether or not successful, could harm our business by increasing our costs, damaging our reputation and distracting our management.

Our ability to increase revenues depends on our ability to expand and manage our international operations

    For the three months ended March 31, 1999, we derived approximately six percent of our total revenues from sales outside North America. We also have established an office in the United Kingdom. As a result, we face risks from doing business on an international basis, including:

  . reduced protection for intellectual property rights in some countries;

  . licenses, tariffs and other trade barriers;

  . difficulties in staffing and managing foreign operations;

  . longer sales and payment cycles;

  . greater difficulties in collecting accounts receivable;

  . political and economic instability;

  . seasonal reductions in business activity;

  . potentially adverse tax consequences;

  . compliance with a wide variety of complex foreign laws and treaties; and

  . variation and unexpected changes in local laws and regulations.

    We plan to expand our existing international operations and establish additional facilities in other parts of the world. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources. In addition, in order to expand our international sales operations, we will need to, among other things:

  . expand our international sales channel management and support organizations;

  . customize products for local markets; and

  . develop relationships with international service providers and additional distributors and system integrators.

    Our investments in establishing facilities in other countries may not produce desired levels of revenues. Even if we are able to expand our international operations successfully, we may not be able to maintain or increase international market demand for our products. In addition, we have only licensed the Kana solution internationally since January 1999 and we have limited experience in developing localized versions of our software and marketing and distributing them internationally. Localizing our products may take longer than we anticipate due to difficulties in translation and delays we may experience in recruiting and training international staff.

    Our international revenues are denominated in local currency. Therefore, a strengthening of other currencies versus the U.S. dollar could make our products less competitive in foreign markets. We do not currently engage in currency hedging activities. To the extent that we are unable to manage a successful expansion of our business into international markets, our business could be severely harmed.

Acquisitions of companies or technologies may result in disruptions to our business and management due to difficulties in assimilating personnel and operations

    Although we have not done so in the past, we may acquire or invest in other companies, products or technologies. If we make any acquisitions, we will be required to assimilate the operations, products and personnel of the acquired businesses and train, retain and motivate key personnel from the acquired businesses. We may be unable to maintain uniform standards, controls, procedures and policies if we fail in these efforts. Similarly, acquisitions may cause disruptions in our operations and divert management's attention from day-to-day operations, which could impair our relationships with our current employees, customers and strategic partners. In addition, our profitability may suffer because of acquisition-related costs or amortization costs for acquired goodwill and other intangible assets.

Our prospects for obtaining additional financing, if required, are uncertain and failure to obtain needed financing could affect our ability to pursue future growth

    We may need to raise additional funds to develop or enhance our products or services, to fund expansion, to respond to competitive pressures or to acquire complementary products, businesses or technologies. Additional financing may not be available on terms that are acceptable to us. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced and these securities might have rights, preferences and privileges senior to those of our current stockholders. If adequate funds are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, develop or enhance products or services, or otherwise respond to competitive pressures would be significantly limited.

Our executive officers and directors will exercise significant control over stockholder voting matters

    After this offering, our executive officers and directors, their affiliates and other substantial stockholders will together control approximately % of the outstanding common stock. As a result, these stockholders, if they act together, will be able to control all matters requiring our stockholders' approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may delay, prevent or deter a change in control of Kana, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of Kana or its assets and might affect the market price of our common stock.

We have adopted anti-takeover defenses that could delay or prevent an acquisition of our company

    After this offering, the board of directors will have the authority to issue up to 5,000,000 shares of preferred stock. Moreover, without any further vote or action on the part of the stockholders, the board of directors will have the authority to determine the price, rights, preferences, privileges and restrictions of the preferred stock. This preferred stock, if issued, might have preference over and harm the rights of the holders of common stock. Although the issuance of this preferred stock will provide us with flexibility in connection with possible acquisitions and other corporate purposes, this issuance may make it more difficult for a third party to acquire a majority of our outstanding voting stock. We currently have no plans to issue preferred stock.

    Our certificate of incorporation, bylaws and equity compensation plans include provisions that may deter an unsolicited offer to purchase Kana. These provisions, coupled with the provisions of the Delaware General Corporation Law, may delay or impede a merger, tender offer or proxy contest involving Kana. Furthermore, our board of directors will be divided into three classes, only one of which will be elected each year. Directors will only be removable by the affirmative vote of at least 66 2/3% of all classes of voting stock. These factors may further delay or prevent a change of control of Kana. See "Description of Capital Stock--Anti-takeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law".

                         Risks Related to Our Industry

Our future product demand will depend on our ability to manage multiple technologies and technological change

    Future versions of hardware and software platforms embodying new technologies and the emergence of new industry standards could render our products obsolete. The market for e-Business customer interactions solutions is characterized by:

  . rapid technological change;

  . frequent new product introductions;

  . changes in customer requirements; and

  . evolving industry standards.

    The Kana solution is designed to work on a variety of hardware and software platforms used by our customers. However, our software may not operate correctly on evolving versions of hardware and software platforms, programming languages, database environments and other systems that our customers use. For example, the server component of the current version of the Kana solution runs on the Windows NT operating system from Microsoft, and we must develop a solution that is compatible with UNIX and other operating systems to meet the demands of our customers. If we cannot successfully develop these products in response to customer demands, our business could suffer. Also, we must constantly modify and improve our products to keep pace with changes made to these platforms and to database systems and other back-office applications and Internet-related applications. This may result in uncertainty relating to the timing and nature of new product announcements, introductions or modifications, which may cause confusion in the market and harm our business. If we fail to modify or improve our products in response to evolving industry standards, our products could rapidly become obsolete, which would harm our business.

We may not be able to respond to changing customer preferences in our market

    We must continually improve the performance, features and reliability of our products, particularly in response to competitive offerings. Our success depends, in part, on our ability to enhance our existing customer interactions solutions and to develop new services, functionality and technology that address the increasingly sophisticated and varied needs of our prospective customers. If we do not properly identify the feature preferences of prospective customers, or if we fail to deliver features that meet the requirements of these customers, our ability to market our products successfully and to increase our revenues could be impaired. The development of proprietary technology and necessary service enhancements entail significant technical and business risks and require substantial expenditures and lead time.

Our business substantially depends upon the continued acceptance and growth of the Internet and e-mail as a medium of communication

    We sell the Kana solution primarily to organizations that receive large volumes of e-mail and Web-based communications. Consequently, our future revenues and profits, if any, substantially depend upon the continued acceptance and use of the Internet and e-mail, which is evolving as a medium of communication. Rapid growth in the use of e-mail is a recent phenomenon and may not continue. Many of our customers have business models that are based on the continued growth of the Internet. As a result, a broad base of enterprises that use e-mail as a primary means of communication may not develop or be maintained. In addition, the market may not accept recently introduced services and products that process e-mail, including our solution. Moreover, companies that have already invested significant resources in other methods of communications with customers, such as call centers, may be reluctant to adopt a new strategy that may limit or compete with their existing investments. If businesses do not continue to accept the Internet and e-mail as a medium of communication, our business would suffer.

Future regulation of the Internet may slow its growth, resulting in decreased demand for our products and services and increased costs of doing business

    Due to the increasing popularity and use of the Internet, it is possible that state and federal regulators could adopt laws and regulations that may impose additional burdens on those companies that conduct business online.

    The growth and development of the market for online services may prompt calls for more stringent consumer protection laws or laws that may inhibit the use of Internet-based communications or the information contained in these communications. The adoption of any additional laws or regulations may decrease the expansion of the Internet. A decline in the growth of the Internet, particularly as it relates to online communication, could decrease demand for our products and services and increase our costs of doing business, or otherwise harm our business. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales tax, libel and personal privacy is uncertain and may take years to resolve. Our costs could increase and our growth could be harmed by any new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services.

Year 2000 issues present technological risks, could cause disruption to our business and could harm sales of the Kana solution

    Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with these Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

    Any failure of our material systems, our customers' material systems or the Internet to be Year 2000 compliant would have material adverse consequences for us. We are currently assessing the Year 2000 readiness of the software, computer technology and other services that we use that may not be Year 2000 compliant. We have not completed all operational tests on our internal systems. Accordingly, we are unable to predict to what extent our business may be affected if our software, the systems that operate in conjunction with our software or our internal systems experience a material Year 2000 failure. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance".

                         Risks Related to This Offering

We will have broad discretion in using the proceeds from this offering

    We intend to use the proceeds from this offering for general corporate purposes, including working capital, and we may use a portion of the proceeds to acquire other businesses, products or technologies. We will nonetheless have broad discretion in how we use these proceeds. You will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions regarding how to use the proceeds from this offering, and we may spend these proceeds in ways with which you may disagree. Pending any of these uses, we plan to invest the proceeds of this offering in short-term, investment-grade, interest-bearing securities. We cannot predict whether these investments will yield a favorable return. See "Use of Proceeds".

The price of our common stock after this offering may be lower than the price you pay and may be volatile

    Prior to this offering, our common stock has not been sold in a public market. After this offering, an active trading market in our stock might not develop. If an active trading market develops, it may not continue. Moreover, if an active market develops, the trading price of our common stock may fluctuate widely as a result of a number of factors, many of which are outside our control. In addition, the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many technology and computer software companies, particularly Internet-related companies, and which have often been unrelated or disproportionate to the operating performance of these companies. These broad market fluctuations could adversely affect the market price of our common stock.

    If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay a price that we negotiated with the representatives of the underwriters based upon a number of factors. The price of our common stock that will prevail in the market after this offering may be higher or lower than the price you pay. See "Underwriting".

Future sales by existing security holders could depress the market price of our common stock

    If our existing stockholders sell their shares of our common stock in the public market following the offering, the market price of our common stock could decline. Moreover, the perception in the public market that our existing stockholders might sell shares of common stock could depress the market price of the common stock. These sales, or the perception of these sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

    Immediately after this offering, we will have outstanding     shares of our
common stock, assuming no exercise of the underwriters' over-allotment option.
Of these shares, the     shares sold in this offering will be freely tradable
and 24,402,670 shares will be available for resale in the public market under Rule 144 (subject in some cases to volume limitations) or Rule 144(k) under the Securities Act following a lock-up period that expires 180 days after the date of this prospectus. In addition, upon expiration of the 180-day lock up period, 6,333,898 shares will be available for resale in the public market under Rule 701, subject in some cases to a right of repurchase by the Company, and 1,257,708 shares will not be saleable under Rule 144 until July 2000.

    Holders of approximately 24,401,670 shares of our common stock have the right to require us to register their shares of common stock with the Securities and Exchange Commission. In addition, after this offering, we intend
to register approximately     shares of our common stock that we may issue
under our stock option plans. Once we register these shares, they can be freely sold in the public market upon issuance, in some instances subject to the lock-up agreements described above. If these holders cause a large number of securities to be sold in the public market, the sales could materially and adversely affect the market price of our common stock. In addition, any of these sales could impede our ability to raise needed capital. See "Shares Available for Future Sale" and "Underwriting".

Investors will experience immediate and substantial dilution in the book value of their investment

    If you purchase shares of our common stock in this offering, you will experience immediate and substantial dilution, in that the price you pay will be substantially greater than the net tangible book value per share, or the per share value of our assets after subtracting our liabilities, of the shares you acquire. Specifically, purchasers of shares of our common stock in this
offering will contribute   % of the total amount paid to fund our company but
will own only   % of our outstanding shares. Additionally, if the holders of outstanding options exercise their options, you will experience further dilution. See "Dilution".

                 Cautionary Note on Forward-Looking Statements

    This prospectus contains forward-looking statements that have been made under the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs, and assumptions. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates" and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. We undertake no obligation to update these statements or publicly release the result of any revision to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                USE OF PROCEEDS

    The net proceeds to Kana from the sale and issuance of the     shares of
common stock offered are estimated to be $    million (approximately $
million if the underwriters' over-allotment option is exercised in full), at
the assumed initial public offering price of $    per share after deducting the
underwriting discount and estimated offering expenses. We are conducting this offering primarily to increase our equity capital, to create a public market for our common stock and to facilitate our future access to public equity markets. We intend to use the net proceeds for general corporate purposes, including working capital, product development and capital expenditures. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. However, we currently have no plan for use of the expected offering proceeds, nor have we sought the advice of or received reports from any of our professional advisors regarding the use of the offering proceeds. In addition, we have no agreements or commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any similar transaction. Pending these uses, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See "Risk Factors--We will have broad discretion in using the proceeds from this offering".

                                DIVIDEND POLICY

    We have never declared or paid dividends on our capital stock and do not anticipate declaring or paying cash dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

                               PREEMPTIVE RIGHTS

    As of the date of this prospectus, holders of at least 6,378,856 shares of our preferred stock have preemptive rights that entitle them to purchase approximately five percent of the shares to be issued in this offering. The number of shares that may be purchased under these rights, however, may be limited at the discretion of the underwriters. Shares purchased by these stockholders under their preemptive rights will reduce the number of shares available to new investors in this offering. See "Underwriting".

                                 CAPITALIZATION

    The following table sets forth the capitalization of Kana as of March 31, 1999:

  . on an actual basis;

  . on a pro forma basis giving effect to the sale of 1,257,708 shares of our Series D preferred stock for total proceeds of $10.2 million and the conversion of all shares of the convertible preferred stock into 20,026,670 shares of common stock upon the completion of this offering; and

  . as adjusted to reflect the estimated net proceeds from the sale of shares of common stock offered by Kana at an estimated initial public
    offering price of $    per share after deducting the estimated
    underwriting discount and the estimated offering expenses.

    This table should be read in conjunction with the consolidated financial statements and notes to consolidated financial statements appearing elsewhere in this prospectus.

                                                         March 31, 1999
                                                  -----------------------------
                                                  Actual  Pro Forma As Adjusted
                                                  ------  --------- -----------
                                                  (In thousands, except share
                                                      and per share data)
Notes payable, less current portion.............. $  360   $   360     $
                                                  ------   -------     ----
Stockholders' equity:
 Convertible preferred stock: $0.001 par value
  per share; 50,000,000, 50,000,000 and 5,000,000
  shares authorized actual, pro forma and as
  adjusted, respectively; 18,768,962, 0 and 0
  shares issued and outstanding actual, pro forma
  and as adjusted, respectively..................     19        --
 Common stock: $0.001 par value per share;
  60,000,000 shares authorized actual, pro forma
  and as adjusted; 8,357,607, 28,384,277 and
  shares issued and outstanding actual, pro forma
  and as adjusted, respectively..................      8        28
 Additional paid-in capital...................... 22,797    32,996
 Deferred stock-based compensation............... (4,463)   (4,463)
 Notes receivable from stockholders..............   (243)     (243)
 Accumulated other comprehensive losses..........    (19)      (19)
 Accumulated deficit............................. (9,565)   (9,565)
                                                  ------   -------     ----
 Total stockholders' equity......................  8,534    18,734
                                                  ------   -------     ----
Total capitalization............................. $8,894   $19,094     $
                                                  ======   =======     ====

    The number of shares outstanding as of March 31, 1999 excludes:

  . 316,300 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $0.08 per share;

  .     shares of common stock reserved for issuance under our 1999 Stock
    Incentive Plan which incorporates our 1997 Stock Option/Stock Issuance Plan; and

  .     shares of common stock reserved for issuance under our 1999 Employee
    Stock Purchase Plan.

    Also excludes 2,232,000 shares of common stock that have been issued or are issuable upon exercise of stock options granted between March 31, 1999 and June 30, 1999 at a weighted average exercise price of $0.46 per share.

    See "Management--Benefit Plans", "Description of Capital Stock" and Note 4 of Notes to Consolidated Financial Statements.

                                    DILUTION

    The pro forma net tangible book value of Kana at March 31, 1999, was approximately $18.7 million, or $0.66 per share. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding convertible preferred stock. After giving effect to the sale in July 1999 of 1,257,708 shares of our Series D preferred
stock and the sale of     shares of common stock offered by Kana at an assumed
initial public offering price of $    per share, and after deducting the
estimated underwriting discount and commissions and estimated offering expenses, Kana's pro forma net tangible book value at March 31, 1999, would
have been $   , or $    per share. This represents an immediate increase in net
tangible book value of $    per share to existing stockholders and an immediate
dilution of $    per share to new investors purchasing shares of common stock in this offering. Dilution is defined as the diminution in the proportion of income, or earnings per share, to which each share is entitled due to the
issuance of additional shares. With the sale and issuance of     shares in this
offering, existing stockholders will suffer an immediate reduction in the net tangible book value of their shares because the additional shares decrease the percentage of ownership of the existing stockholders. The following table illustrates this dilution:

Assumed initial public offering price per share......................       $
  Pro forma net tangible book value per share as of March 31, 1999... $0.66
  Increase per share attributable to new investors...................
                                                                      -----
Pro forma net tangible book value per share after the offering.......
                                                                            ----
Dilution per share to new investors..................................       $
                                                                            ====

    The following table summarizes, as of March 31, 1999, on a pro forma basis, the total number of shares and consideration paid to Kana and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering at an assumed initial public offering price of
$    per share, before deducting the estimated underwriting discount and estimated offering expenses:

                             Shares Purchased  Total Consideration      Average
                            ------------------ ---------------------     Price
                              Number   Percent  Amount     Percent     Per Share
                            ---------- ------- ---------  ----------   ---------
Existing stockholders...... 28,384,277       %  $                    %   $
New public investors.......
                            ----------  -----   ---------  ----------
  Totals...................             100.0%  $               100.0%
                            ==========  =====   =========  ==========

    The foregoing computations are based on the number of shares of common stock outstanding as of March 31, 1999 and exclude:

  . 316,300 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $0.08 per share;

  .     shares of common stock reserved for issuance under our 1999 Stock
    Incentive Plan which incorporates our 1997 Stock Option/Stock Issuance Plan; and

  .     shares of common stock reserved for issuance under our 1999 Employee
    Stock Purchase Plan.

    Also excludes 2,232,000 shares of common stock that have been issued or are issuable upon exercise of stock options granted between March 31, 1999 and June 30, 1999 at a weighted average exercise price of $0.46 per share.

    To the extent that any of these options are exercised, there could be further dilution to new investors. See "Capitalization", "Management--Benefit Plans", "Description of Capital Stock" and Note 4 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   You should read the selected consolidated financial data set forth below in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of Kana Communications, Inc. and the notes to consolidated financial statements included elsewhere in this prospectus.

   Kana was incorporated in July 1996 but had no significant operations until 1997. The consolidated statement of operations data for each of the years in the two-year period ended December 31, 1998, and the consolidated balance sheet data at December 31, 1997 and 1998, are derived from our consolidated financial statements. These consolidated financial statements have been audited by KPMG LLP, independent auditors, and are included elsewhere in this prospectus. The consolidated statement of operations data for each of the three-month periods ended March 31, 1998 and 1999, and the consolidated balance sheet data at March 31, 1999, are derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations and financial position for these periods. The diluted net loss per share computation excludes potential shares of common stock (preferred stock, options to purchase common stock and common stock subject to repurchase rights held by Kana), since their effect would be antidilutive. See Note 1 of Notes of Consolidated Financial Statements for a detailed explanation of the determination of the shares used to compute actual and pro forma basic and diluted net loss per share. Pro forma basic and diluted net loss per share gives effect to the conversion of preferred stock as if it had occurred at the beginning of the periods presented. The historical results are not necessarily indicative of results to be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                          Years Ended     Three Months Ended
                                         December 31,          March 31,
                                        ----------------  --------------------
                                         1997     1998      1998       1999
                                        -------  -------  ---------  ---------
                                               (In thousands, except
                                                  per share data)
Consolidated Statement of Operations
 Data:
Revenues:
 License..............................  $   --   $ 1,793  $     161  $   1,165
 Service..............................      --       256         16        258
                                        -------  -------  ---------  ---------
   Total revenues.....................      --     2,049        177      1,423
Cost of revenues:
 License..............................      --        54          4         34
 Service..............................      --       519         26        402
                                        -------  -------  ---------  ---------
   Total cost of revenues.............      --       573         30        436
                                        -------  -------  ---------  ---------
Gross profit..........................      --     1,476        147        987
Operating expenses:
 Sales and marketing..................      366    3,796        498      1,539
 Research and development.............      699    2,254        403        823
 General and administrative...........      257      721        104        227
 Amortization of stock-based
  compensation........................      113    1,230        184        355
                                        -------  -------  ---------  ---------
Total operating expenses..............    1,435    8,001      1,189      2,944
                                        -------  -------  ---------  ---------
Operating loss........................   (1,435)  (6,525)    (1,042)    (1,957)
Other income, net.....................       52      188         30        112
                                        -------  -------  ---------  ---------
Net loss..............................  $(1,383) $(6,337) $  (1,012) $  (1,845)
                                        =======  =======  =========  =========
Basic and diluted net loss per share..  $ (0.62) $ (2.48) $   (0.55) $   (0.47)
                                        =======  =======  =========  =========
Shares used in computing basic and
 diluted net loss per share...........    2,246    2,555      1,824      3,939
                                        =======  =======  =========  =========
Pro forma basic and diluted net loss
 per share............................           $ (0.35)            $   (0.47)
                                                 =======             =========
Shares used in computing pro forma
 basic and diluted net loss per
 share................................            17,979                22,708
                                                 =======             =========

                                                        December 31,
                                                        ------------- March 31,
                                                         1997   1998    1999
                                                        ------ ------ ---------
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments...... $3,513 $9,952  $8,631
Working capital........................................  3,281  9,294   7,566
Total assets...........................................  3,824 11,969  11,138
Notes payable, less current portion....................     51    360     360
Total stockholders' equity.............................  3,504 10,038   8,534

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    Overview

    Kana develops, markets and supports an integrated suite of e-Business infrastructure solutions addressing online customer interactions. The Kana software platform, together with our applications, provides an advanced and scaleable solution that allows strategic online businesses, or e-Businesses, to manage high volumes of e-mail and Web-based customer communications. In addition, our software is designed to integrate with enterprise applications and systems to help e-Businesses capitalize upon the extensive customer information contained within online customer communications.

    We also offer Kana Online, our hosted Web-based application service, for e-Businesses that want to rapidly and efficiently deploy an online customer interactions solution while minimizing their up-front investment in hardware, software and services. Kana Online allows us to manage important customer data and monitor real-time, hands-on customer feedback on our software.

    We were incorporated in July 1996 but had no significant operations until 1997. Through January 1998, we were a development stage enterprise and had no revenues. Our operating activities during this period related primarily to conducting research, developing our initial products, raising capital and building our sales and marketing organization. In February 1998, we released the first commercially available version of the Kana platform. To date, we have derived substantially all of our revenues from licensing our software and related services. To date, we have sold our products worldwide primarily through our direct sales force.

    We derive our revenues from the sale of software product licenses and from professional services including implementation, customization, hosting and maintenance. License revenue is recognized when persuasive evidence of an agreement exists, the product has been delivered, the arrangement does not involve significant customization of the software, the license fee is fixed and determinable and collection of the fee is probable. Service revenue includes revenues from maintenance contracts, implementation, customization and hosting services. Revenue from maintenance contracts is recognized ratably over the term of the contract. Revenue from implementation, customization and hosting services is recognized as the services are provided. Revenue under arrangements where multiple products or services are sold together is allocated to each element based on its relative fair value.

    Our cost of license revenue includes royalties due to a third party for technology integrated into some of our products, the cost of product documentation, media used to deliver our products and shipping costs. Cost of service revenue consists primarily of personnel-related expenses, travel costs, equipment costs and overhead associated with delivering professional services to our customers.

    Our operating expenses are classified into three general categories: sales and marketing, research and development, and general and administrative. We classify all charges to these operating expense categories based on the nature of the expenditures. Although each category includes expenses that are unique to the category, some expenditures, such as compensation, employee benefits, recruiting costs, equipment costs, travel and entertainment costs, facilities costs and third-party professional services fees, occur in each of these categories.

    We allocate the total costs for information services and facilities to each functional area that uses the information services and facilities based on its relative headcount. These allocated costs include rent and other facility-related costs for the corporate office, communication charges and depreciation expense for furniture and equipment.

    In connection with the granting of stock options to our employees, we recorded deferred stock-based compensation totaling approximately $6.2 million through March 31,1999. This amount represents the total difference between the exercise prices of stock options and the deemed fair value of the underlying common stock for accounting purposes on the date these stock options were granted. This amount is included as a component of stockholders' equity and is being amortized on an accelerated basis by charges to operations over the vesting period of the options, consistent with the method described in Financial Accounting Standards Board, or FASB, Interpretation No. 28. We recorded $1.2 million of stock-based compensation amortization expense during the year ended December 31, 1998, and approximately $355,000 of stock-based compensation amortization expense during the three months ended March 31, 1999. As of March 31, 1999, we had a total of $4.5 million of deferred stock-based compensation that had not been amortized. We expect to record additional deferred stock-based compensation of at least $12.0 million for stock option grants made during the three months ended June 30, 1999. The amortization of the remaining deferred stock-based compensation will result in additional charges to operations through July 2003. The amortization of stock-based compensation is classified as a separate component of operating expenses in our consolidated statement of operations.

    Although revenues have increased consistently from quarter to quarter, since the beginning of 1997 we have incurred substantial costs to develop our products and to recruit, train and compensate personnel for our engineering, sales, marketing, client services and administration departments. As a result, we have incurred substantial losses since inception and, as of March 31, 1999, had an accumulated deficit of $9.6 million. We believe our future success is contingent upon providing superior customer service, increasing our customer base and developing our products. We intend to invest heavily in sales, marketing, research and development, client services and infrastructure to support these activities. We therefore expect to continue to incur substantial operating losses for the foreseeable future.

    We had 98 full-time employees as of June 30, 1999 and intend to hire a significant number of employees in the future. This expansion places significant demands on our management and operational resources. To manage this rapid growth, we must invest in and implement scaleable operational systems, procedures and controls. We expect future expansion to continue to challenge our ability to hire, train, manage and retain employees.

    We believe that period-to-period comparisons of our historical operating results are not necessarily meaningful and should not be relied upon as being indicative of future performance. Our prospects must be considered in light of the risks, expenses and difficulties frequently experienced by companies in early stages of development, particularly companies in new and rapidly evolving markets like ours. Although we have experienced significant revenue growth recently, this trend may not continue. Furthermore, we may not achieve or maintain profitability in the future.

                             Results of Operations

    The following table presents selected financial data for the periods indicated as a percentage of total revenues. Data for the year ended December 31, 1997 is not presented because we had no revenues during that period.

                                                               Three Months
                                                   Year Ended      Ended
                                                  December 31,   March 31,
                                                  ------------ ---------------
                                                      1998      1998     1999
                                                  ------------ ------   ------
Revenues:
  License........................................      87.5%     91.0%    81.9%
  Service........................................      12.5       9.0     18.1
                                                     ------    ------   ------
    Total revenues...............................     100.0     100.0    100.0
Cost of revenues:
  License........................................       2.6       2.3      2.4
  Service........................................      25.3      14.7     28.3
                                                     ------    ------   ------
    Total cost of revenues.......................      27.9      17.0     30.7
                                                     ------    ------   ------
Gross profit.....................................      72.1      83.0     69.3
Operating expenses:
  Sales and marketing............................     185.3     281.4    108.2
  Research and development.......................     110.0     227.7     57.8
  General and administrative.....................      35.2      58.8     16.0
  Amortization of stock-based compensation.......      60.0     104.0     24.9
                                                     ------    ------   ------
    Total operating expenses.....................     390.5     671.9    206.9
                                                     ------    ------   ------
Operating loss...................................    (318.4)   (588.7)  (137.5)
Other income, net................................       9.2      16.9      7.9
                                                     ------    ------   ------
    Net loss.....................................    (309.2)%  (571.8)% (129.6)%
                                                     ======    ======   ======

                   Three Months Ended March 31, 1998 and 1999

Revenues

    Total revenues increased from $177,000 in the quarter ended March 31, 1998 to $1.4 million in the quarter ended March 31, 1999. License revenue increased from $161,000 in the quarter ended March 31, 1998 to $1.2 million in the quarter ended March 31, 1999. This increase in license revenue was due primarily to increased market acceptance of our products, expansion of our product line and increased sales generated by our expanded sales force. Total headcount in our sales department increased from four people at March 31, 1998 to 17 people at March 31, 1999. License revenue represented 91.0% of total revenues for the quarter ended March 31, 1998 and 81.9% of total revenues for the quarter ended March 31, 1999.

    Service revenue increased from $16,000 in the quarter ended March 31, 1998 to $258,000 in the quarter ended March 31, 1999. This increase in service revenue was due primarily to the increased licensing activity described above, resulting in increased revenue from customer implementations, customization projects and maintenance contracts, and the introduction of our hosted service. Service revenue represented 9.0% of total revenues for the quarter ended March 31, 1998 and 18.1% of total revenues for the quarter ended March 31, 1999.

    During the three months ended March 31, 1998, six customers each accounted for more than 10% of total revenues. During the three months ended March 31, 1999, no customer accounted for more than 10% of total revenues. Revenue from international sales for the three months ended March 31, 1998 and 1999 were less than 10% of total revenues.

Cost of Revenues

    Cost of license revenue increased from $4,000 for the quarter ended March 31, 1998 to $34,000 for the quarter ended March 31, 1999. As a percentage of license revenue, cost of license revenue was 2.5% for the quarter ended March 31, 1998 and 2.9% for the quarter ended March 31, 1999. The increase in the cost of license revenue was due primarily to royalties, product documentation costs and delivery costs for shipments to customers. We anticipate that the cost of license revenue will increase in absolute dollars as we license additional technologies, although cost of license revenue will vary as a percentage of license revenue from period to period.

    Cost of service revenue increased from $26,000 for the quarter ended March 31, 1998 to $402,000 for the quarter ended March 31, 1999. The growth in cost of service revenue was attributable primarily to an increase in personnel dedicated to support our growing number of customers. Cost of service revenue as a percent of service revenue was 163% for the quarter ended March 31, 1998 and 156% for the quarter ended March 31, 1999. We anticipate that cost of service revenue will increase in absolute dollars, but decline as a percentage of service revenue, as we continue to expand our service offerings.

Operating Expenses

    Sales and Marketing. Sales and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel and promotional expenditures, including public relations, advertising, trade shows, and marketing collateral materials. Sales and marketing expenses increased from $498,000 in the quarter ended March 31, 1998 to $1.5 million in the quarter ended March 31, 1999. This increase was attributable primarily to the addition of sales and marketing personnel and an increase in sales commissions associated with increased revenues and, to a lesser extent, to higher marketing costs. As a percentage of total revenues, sales and marketing expenses were 281% for the quarter ended March 31, 1998 and 108% for the quarter ended
March 31, 1999. This decrease in sales and marketing expense as a percent of total revenues was due primarily to the increase in total revenues over the period. We expect to continue to increase our marketing and promotional efforts and hire additional sales personnel. Accordingly, we anticipate that sales and marketing expenses will increase in absolute dollars, but will vary as a percentage of total revenues from period to period.

    Research and Development. Research and development expenses consist primarily of compensation and related costs for research and development employees and contractors. Research and development expenses increased from $403,000 in the quarter ended March 31, 1998 to $823,000 in the quarter ended March 31, 1999. This increase was attributable primarily to the addition of personnel associated with product development. As a percentage of total revenues, research and development expenses were 228% for the quarter ended March 31, 1998 and 57.8% for the quarter ended March 31, 1999. This decrease in research and development expense as a percent of total revenues was due primarily to the increase in total revenues over the period. We expect to continue to make substantial investments in research and development and anticipate that research and development expenses will continue to increase in absolute dollars, but will vary as a percentage of total revenues from period to period.

    General and Administrative. General and administrative expenses consist primarily of compensation and related costs for administrative personnel, legal, accounting and other general corporate expenses. General and administrative expenses increased from $104,000 in the quarter ended March 31, 1998 to $227,000 in the quarter ended March 31, 1999, due primarily to increased personnel and facilities expenses necessary to support our growth. As a percentage of total revenues, general and administrative expenses were 58.8% for the quarter ended March 31, 1998 and 16.0% for the quarter ended March 31, 1999. This decrease in general and administrative expenses as a percent of total revenues was due primarily to the increase in total revenues over the period. We expect that general and administrative expenses will increase in absolute dollars as we add personnel and incur additional costs related to the anticipated growth of our business and operation as a public company. However, we expect that these expenses will vary as a percentage of total revenues from period to period.

Other Income, Net

    Other income, net consists primarily of interest earned on cash and short-term investments, offset by interest expense related to a note payable. Other income, net was $30,000 in the quarter ended March 31, 1998 and $112,000 in the quarter ended March 31, 1999. The increase in other income, net was due primarily to increased interest income earned on higher cash balances as a result of our Series C preferred stock financing in September 1998.

                     Years Ended December 31, 1997 and 1998

Revenues

    We began recognizing revenues in February 1998. Total revenues in 1998 were $2.0 million. License revenue was $1.8 million in 1998. License revenue resulted from introduction of our product line and market acceptance of our products. License revenue represented 87.5% of total revenues for 1998.

    Service revenue was $256,000 in 1998. Service revenue during 1998 consisted of revenue from customer implementations, customization projects and maintenance contracts. Service revenue represented 12.5% of total revenues for 1998.

Cost of Revenues

    Cost of license revenue was $54,000 in 1998. As a percentage of license revenue, cost of license revenue was 3.0% in 1998. Cost of license revenue consisted of royalties paid to a third party, product documentation costs and delivery costs for shipments to customers.

    Cost of service revenue was $519,000 in 1998. As a percent of service revenue, cost of service revenue was 203% in 1998. Cost of service revenue consisted primarily of costs associated with building our customer service organization.

Operating Expenses

    Sales and Marketing. Sales and marketing expenses were $366,000 for 1997 and $3.8 million for 1998. The increase was due primarily to the addition of sales and marketing personnel, increased sales commissions related to increased total revenues and, to a lesser extent, increased marketing costs. As a percentage of total revenues, sales and marketing expenses were 185% for 1998.

    Research and Development. Research and development expenses were $699,000 for 1997 and $2.3 million for 1998. The increase was attributable primarily to the addition of personnel associated with product development. As a percentage of total revenues, research and development expenses were 110% for 1998.

    General and Administrative. General and administrative expenses were $257,000 for 1997 and $721,000 for 1998. The increase was due primarily to the addition of management and financial personnel necessary to support our growth. As a percentage of total revenues, general and administrative expenses were 35.2% for 1998.

Other Income, Net

    Other income, net was $52,000 for 1997 and $188,000 for 1998. The increase was due primarily to an increase in interest income earned on higher balances of cash and short-term investments due primarily to our Series C preferred stock financing in September 1998.

                           Provision for Income Taxes

    We have incurred operating losses for all periods from inception through March 31, 1999, and therefore have not recorded a provision for income taxes. We have recorded a valuation allowance for the full amount of our net deferred tax assets, as the future realization of the tax benefit is not currently likely.

    As of December 31, 1998, we had net operating loss carryforwards for federal and state tax purposes of approximately $6.1 million. These federal and state loss carryforwards are available to reduce future taxable income and expire at various dates into the year 2018. Under the provisions of the Internal Revenue Code, certain substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income.

                        Quarterly Results of Operations

    The following tables set forth a summary of our unaudited quarterly operating results for each of the five quarters in the period ended March 31, 1999. The information has been derived from our consolidated unaudited financial statements that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this prospectus and include all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of such information when read in conjunction with our audited consolidated financial statements and notes thereto. The operating results for any quarter are not necessarily indicative of results for any future period.

                                          Quarter Ended
                          ----------------------------------------------------
                          Mar. 31,   June 30,   Sept. 30,  Dec. 31,   Mar. 31,
                            1998       1998       1998       1998       1999
                          --------   --------   ---------  --------   --------
                                         (In thousands)
Consolidated Statement
 of Operations Data:
Revenues:
 License................  $   161    $   454     $   478   $   699    $ 1,165
 Service................       16         25          97       119        258
                          -------    -------     -------   -------    -------
 Total revenues.........      177        479         575       818      1,423
                          -------    -------     -------   -------    -------
Cost of revenues:
 License................        4         12          17        21         34
 Service................       26         32         189       273        402
                          -------    -------     -------   -------    -------
 Total cost of
  revenues..............       30         44         206       294        436
                          -------    -------     -------   -------    -------
Gross profit............      147        435         369       524        987
                          -------    -------     -------   -------    -------
Operating expenses:
 Sales and marketing....      498        900       1,111     1,287      1,539
 Research and
  development...........      403        462         668       721        823
 General and
  administrative........      104        177         217       221        227
 Amortization of stock-
  based compensation....      184        246         352       448        355
                          -------    -------     -------   -------    -------
 Total operating
  expenses..............    1,189      1,785       2,348     2,677      2,944
                          -------    -------     -------   -------    -------
Operating loss..........   (1,042)    (1,350)     (1,979)   (2,153)    (1,957)
Other income, net.......       30         10          37       111        112
                          -------    -------     -------   -------    -------
Net loss................  $(1,012)   $(1,340)    $(1,942)  $(2,042)   $(1,845)
                          =======    =======     =======   =======    =======
As a Percentage of Total
 Revenues:
Revenues:
 License................     91.0%      94.8%       83.1%     85.5%      81.9%
 Service................      9.0        5.2        16.9      14.5       18.1
                          -------    -------     -------   -------    -------
 Total revenues.........    100.0      100.0       100.0     100.0      100.0
                          -------    -------     -------   -------    -------
Cost of revenues:
 License................      2.3        2.5         3.0       2.6        2.4
 Service................     14.7        6.7        32.9      33.4       28.3
                          -------    -------     -------   -------    -------
 Total cost of
  revenues..............     17.0        9.2        35.9      36.0       30.7
                          -------    -------     -------   -------    -------
Gross profit............     83.0       90.8        64.1      64.0       69.3
                          -------    -------     -------   -------    -------
Operating expenses:
 Sales and marketing....    281.4      187.9       193.2     157.3      108.2
 Research and
  development...........    227.7       96.5       116.2      88.1       57.8
 General and
  administrative........     58.8       37.0        37.7      27.0       16.0
 Amortization of stock-
  based compensation....    104.0       51.4        61.2      54.8       24.9
                          -------    -------     -------   -------    -------
 Total operating
  expenses..............    671.9      372.8       408.3     327.2      206.9
                          -------    -------     -------   -------    -------
Operating loss..........   (588.7)    (281.8)     (344.2)   (263.2)    (137.5)
Other income, net.......     16.9        2.1         6.4      13.6        7.9
                          -------    -------     -------   -------    -------
Net loss................   (571.8)%   (279.7)%    (337.7)%  (249.6)%   (129.6)%
                          =======    =======     =======   =======    =======

    The amount and timing of our operating expenses generally will vary from quarter to quarter depending on our level of actual and anticipated business activities. Our revenues and operating results are difficult to forecast and will fluctuate, and we believe that period-to-period comparisons of our operating results will not necessarily be meaningful. As a result, you should not rely upon them as an indication of future performance.

                        Liquidity and Capital Resources

    Since inception, we have financed our operations primarily from private sales of convertible preferred stock totaling $16.4 million and, to a lesser extent, from bank borrowings and lease financing.

    Our operating activities used $1.1 million during 1997, $4.9 million during 1998 and $1.0 million during the first quarter of 1999. This negative operating cash flow resulted principally from our net losses experienced during these periods as we invested in the development of our products, expanded our sales force and expanded our infrastructure to support our growth.

    Our investing activities, consisting of purchases of furniture, fixtures and computer equipment to support our growing number of employees, used $498,000 during 1997, $854,000 during 1998 and $331,000 during the first quarter of 1999.

    Our financing activities generated $4.9 million in cash during 1997 and $12.3 million in cash during 1998. Of these financing activities, the issuance of convertible preferred stock generated net proceeds of $4.6 million during 1997 and $11.6 million during 1998. We also had proceeds from bank borrowings of $720,000 in 1998. There were no financing activities during the first quarter of 1999.

    At March 31, 1999, we had cash and cash equivalents aggregating $8.5 million and short-term investments totaling $160,000. Our short-term investments secure a letter of credit issued in connection with the lease of our corporate offices. In addition, our bank debt was $720,000 and we had available $280,000 under an existing line of credit.

    We expect to devote substantial resources to continue our research and development efforts, expand our sales, support, marketing and product development organizations, establish additional facilities worldwide and build the infrastructure necessary to support our growth. Although we believe that the proceeds of this offering, together with our current cash and cash equivalents and our borrowing capacity, will be sufficient to fund our activities for at least the next 12 months, there can be no assurance that we will not require additional financing within this time frame or that such additional funding, if needed, will be available on terms acceptable to us or at all. In addition, although there are no present understandings, commitments or agreements with respect to any acquisition of other businesses, products or technologies, we may, from time to time, evaluate potential acquisitions of other businesses, products and technologies. In order to consummate potential acquisitions, we may issue additional securities or need additional equity or debt financing and any financing may be dilutive to existing investors.

                              Year 2000 Compliance

    Many currently installed computer systems and software products are coded to accept or recognize only two digit entries in the date code field. These systems and software products will need to accept four digit entries to distinguish 21st century dates from 20th century dates. As a result, computer systems and/or software used by many companies and governmental agencies may need to be upgraded to comply with these Year 2000 requirements or risk system failure or miscalculations causing disruptions of normal business activities.

    In the fourth quarter of 1998 we initiated a Year 2000 compliance program. The program is being directed by our quality assurance group. Our quality assurance group is charged with identifying issues of potential risk within each department and making the appropriate evaluation, modification, upgrade or replacement. Members of our quality assurance group have worked with members of each of our principal internal divisions in the course of assessing our Year 2000 compliance.

Scope of Year 2000 Assessment

    The scope of our Year 2000 compliance program includes testing the Kana platform and the IT and non-IT systems used at our office in Palo Alto, California. We have other sales offices that do not use third-party hardware or software systems that are different than those in our Palo Alto office. Accordingly, our quality assurance group determined that it would not conduct an independent review of those systems. The operational areas under investigation include:

    .products;

    .software applications;

    .facilities;

    .suppliers and vendors; and

    .computer systems.

    We do not currently have any information concerning the Year 2000 compliance status of our customers. If our current or future customers fail to achieve Year 2000 compliance or if they divert technology expenditures, especially technology expenditures that were budgeted for our products, to address Year 2000 compliance problems, our business could suffer.

Budget and Schedule

    We have funded our Year 2000 plan from available cash and have not separately accounted for these expenses in the past. To date, expenditures for Year 2000 compliance have not been material and have totaled less than $20,000. Because our products were designed to be Year 2000 compliant, most of our expenses have related to, and are expected to continue to relate to, the operating costs associated with time spent by employees in the evaluation process and Year 2000 compliance matters generally. We expect to incur no more than an additional $10,000 to verify that our IT and non-IT systems are capable of properly distinguishing between 20th century and 21st century dates. However, we may experience unanticipated, material problems and expenses associated with Year 2000 compliance that could harm our business. Finally, we are also subject to external forces that might generally affect industry and commerce, such as Year 2000 compliance failures by utility or transportation companies and related service interruptions.

    We have completed the evaluation of our products and our third-party software systems. We are in the process of obtaining Year 2000 assurances from our principal third-party hardware vendors and service providers, and installing Year 2000 "patch kits", where appropriate. We anticipate concluding these activities by September 1999.

Products

    We have completed testing of the products we have shipped to date. Our testing has determined that these products are capable of properly distinguishing between 20th and 21st century dates, when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with these products are also capable of properly distinguishing between 20th and 21st century dates.

Third-party Hardware and Software Systems and Services

    We are in the process of evaluating all of the material third-party systems and software we use in our business. We have received assurances of Year 2000 compliance from substantially all of the providers of hardware used in our business. We have identified approximately 20 different software vendors that provide software products in our business. To date, we have not received adequate assurances from the provider of our accounting software, but we anticipate a Year 2000 upgrade to be received in the next month. If any of the assurances we have received from our third-party software or hardware providers are false, our internal systems and our ability to ship our product would by materially harmed.

    We are in the process of obtaining assurances as to Year 2000 compliance from our hosting service provider and our other third-party service providers, including our Internet service providers, cellular telephone providers and all of our utilities. We expect to receive assurances from such entities without additional expenditures by us.

Contingency Plan

    We expect our compliance program to be substantially completed by September 1999. If we encounter delays or are unable to meet this schedule, we will engage in testing and re-testing of non-compliant areas and develop a back up plan, which we would expect to complete by October 1999.

    We may discover Year 2000 compliance problems in our systems that will require substantial revision. In addition, third-party software, hardware or services incorporated into the Kana solution may need to be revised or replaced, all of which could be time-consuming and expensive and result in the following, any of which could adversely affect our business:

    .delay or loss of revenue;

    .cancellation of customer contracts;

    .diversion of development resources;

    .damage to our reputation;

    .increased service and warranty costs; and

    .litigation costs.

    Our failure to fix or replace our third-party software, hardware or services on a timely basis could result in lost revenues, increased operating costs, the loss of customers and other business interruptions.

                      Recently Issued Accounting Standards

    The FASB issued Statement of Financial Accounting Standards, or SFAS, No. 133, Accounting for Derivative Instruments and Hedging Activity. SFAS No. 133 establishes accounting methods for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we expect that the adoption of SFAS No. 133 will not have a material impact on our financial position or results of operations. We will adopt SFAS No. 133 effective January 1, 2000.

    The American Institute of Certified Public Accountants, or AICPA, issued Statement of Position, or SOP, No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions. SOP No. 98-9 amends SOP No. 97-2 to require an entity to recognize revenue for multiple element arrangements by means of the "residual method" when:

  . there is vendor specific evidence of the fair values of all of the undelivered elements that are not accounted for by means of long-term contract accounting;

  . vendor specific evidence of fair value does not exist for one or more of the delivered elements; and

  . all revenue recognition criteria of SOP No. 97-2, other than the requirement for vendor specific evidence of the fair value of each delivered element, are satisfied.

    SOP No. 98-9 will be effective for our year beginning January 1, 2000. We do not expect any material effect from the adoption of SOP No. 98-9.

           Qualitative and Quantitative Disclosures About Market Risk

    We develop products in the United States and sell these products in North America, Europe, Asia and Australia. Generally, our sales are made in local currency. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. We do not currently use derivative instruments to hedge our foreign exchange risk. Our interest income is sensitive to changes in the general level of U.S. interest rates, particularly since the majority of our investments are in short-term instruments. Due to the nature of our short-term investments, we have concluded that there is no material market risk exposure.

                                    BUSINESS

    Kana develops, markets and supports an integrated suite of e-Business infrastructure solutions addressing online customer interactions. The Kana software platform, together with our applications, provides an advanced and scaleable solution that allows strategic online businesses, or e-Businesses, to manage high volumes of e-mail and Web-based customer communications. In addition, our software is designed to integrate with enterprise applications and systems to help e-Businesses capitalize upon the extensive customer information contained within online customer communications.

    We also offer Kana Online, our hosted Web-based application service, for e-Businesses that want to rapidly and efficiently deploy an online customer interactions solution while minimizing their up-front investment in hardware, software and services. Kana Online allows us to to manage important customer data and monitor real-time, hands-on customer feedback on our software.

    Our objective is to become the leading provider of mission-critical e-Business infrastructure solutions addressing online customer interactions. We intend to use our advanced Web-based architecture, which uses industry standards, such as the Java programming language, and Extensible Mark-up Language (XML) to facilitate scaleability and the integration of our platform with other e-Business and legacy systems. In addition, we intend to expand our suite of products to enter new markets, increase our global distribution capabilities and partnerships, leverage our hosted application service and continue to emphasize customer advocacy and satisfaction.

    Our customers include e-Businesses in the communications, Internet, retailing and technology industries, and companies employing e-Business strategies in traditional industries such as financial services, energy, automobile and airlines. As of June 30, 1999, more than 100 customers have licensed our software, including:

          .eBay Inc.                     .Chase Manhattan Bank
          .eToys Inc.                    .Ford Motor Company
          .Priceline.com                 .Northwest Airlines
Incorporated

                              Industry Background

    With the widespread adoption of the Internet, new businesses can enter and disrupt established markets virtually overnight. In this environment, most companies' customers have a variety of purchasing options and are only a click away from the competition. As a result, businesses need to be closer and more responsive to their customers than ever before. Whether a company is a Global 2000 enterprise seeking to exploit the potential of e-commerce, or a newly established Internet-based business, the ability to provide a high quality customer experience, and thus to establish long-term customer relationships and loyalty, is more important than ever as a key competitive advantage. In fact, for many e-Businesses, customer interaction and the brand reputation that results are becoming the key differentiating factors.

    Until recently, most customer interactions took place in person, by telephone or by letter. In order to respond to these types of customer inquiries more effectively, many companies invested substantial resources in expensive call centers. These call centers typically served a customer service function, employed costly technology and did not scale effectively. With the advent of the Internet and the proliferation of e-mail, the manner in which businesses communicate with their customers has undergone a fundamental change: customers are now demanding that businesses be accessible and communicate online.

    Given the emerging shift to online customer interaction, traditional solutions are not addressing the fundamental changes required by e-Businesses. The Gartner Group estimates that companies will receive 25% of all customer inquiries via e-mail and Web-based forms by 2001, so the incorporation of these new online communications channels is critical to continued success. However, most companies remain unprepared to address the dramatic growth of e-mail and Web-based customer interactions. A survey of 125 companies with content, consumer brands, travel, retail and financial services Web sites conducted by Jupiter Communications in late 1998 found that 42% of the surveyed companies' Web sites took longer than five days to reply to e-mail inquiries, never replied or were not accessible by e-mail.

    There can be negative consequences for an e-Business if it fails to effectively manage online customer interactions. These consequences can include the loss of customers, increased difficulty in acquiring new customers and a deterioration of its competitive position. In addition, e-Businesses face higher IT and operating costs without efficient and reliable management of online customer interactions. Perhaps most significantly, e-Businesses may lose the opportunity to take advantage of new revenue-generating opportunities by failing to capitalize upon the wealth of information conveyed through online customer interactions. While addressing these challenges, e-Businesses must also be able to deploy a customer interactions solution across multiple departments, to integrate the solution with existing e-Business and legacy systems and databases and to scale the solution as volumes grow.

    We believe that in order for companies to compete effectively in today's rapidly changing e-Business environment, they must differentiate themselves by providing the highest quality customer experience. To accomplish this, e-Businesses require a software solution that:

  . enables personalized online customer interaction that is timely, relevant and specific to the needs of the customer;

  . reduces operating and IT costs while integrating with existing e-
    Business and legacy systems and databases across multiple departments;
    and

  . broadens the opportunities for revenue generation through the extraction, analysis and management of the valuable information contained within online customer interactions.

                               The Kana Solution

    We develop, market and support an integrated suite of e-Business infrastructure solutions addressing online customer interactions. The Kana software platform, together with our applications, provides an advanced and scaleable solution that allows e-Businesses to manage high volumes of e-mail and Web-based customer communications. Furthermore, our software is designed to integrate with enterprise applications and systems to capitalize upon the extensive customer information contained within online customer communications. The Kana solution enables enterprises to manage their online customer communications in order to enhance customer relationships, reduce operating and IT costs and generate additional revenue opportunities. Kana Online, our Web-based service, offers the Kana solution on a hosted basis.

    We believe our software solution provides the following business benefits:

    Enhanced Customer Relationships. The Kana solution enables e-Businesses to interact with their customers in a personalized and timely manner. The ability to collaborate seamlessly across the enterprise facilitates the generation of comprehensive, accurate responses. Our software provides e-Businesses with the ability to track and manage online customer interactions and integrate the online customer information with relevant data contained within existing corporate databases and systems. e-Businesses can then analyze and report on this information and launch customized initiatives in response to the gathered information. We believe that the resulting improvements in the overall customer experience will enable e-Businesses to significantly enhance customer retention and loyalty.

    Reduced Operating and IT Costs. Our solution reduces the operating and IT costs of e-Businesses by increasing the efficiency and effectiveness of online communications, and by migrating customer interactions from expensive telephony-based environments to the more cost-effective mediums of e-mail and the Web. The Kana solution utilizes a combination of automation, intelligent workflow and advanced messaging analysis technologies to allow e-Businesses to respond to customer messages rapidly and accurately, which can decrease the number of repeat inquiries received and increase the efficiency of users. Our open, scaleable Web-based architecture is designed to be readily integrated with e-Businesses' legacy systems, extending these systems' useful lives and allowing e-Businesses to avoid expensive upgrades. In addition, our hosted Web-based service, Kana Online, allows e-Businesses to utilize a customized Kana solution while minimizing IT infrastructure costs.

    Increased Revenue Opportunities. Our software enables e-Businesses to track and manage online customer interactions and integrate the online customer information with the relevant data contained within existing corporate databases and systems. By integrating and using information in this way, e-Businesses can identify and create additional revenue-generating opportunities. For example, e-Businesses can:

  . strategically cross-sell and up-sell existing products and services during the response process;

  . proactively market and sell existing products and services in a targeted, individualized fashion using outbound messaging campaigns; and

  . identify and develop new product and service offerings.

    In addition to these business benefits, our solution differs from those of our competitors as a result of the following core capabilities, which we believe enable us to deliver superior value to e-Businesses:

    Advanced Architecture. Our solution features an advanced, scaleable, Web-based architecture based on industry standards.

  . Web-Based. The Kana solution is based upon an advanced Web-based architecture that supports multiple hardware and software platforms and browser-based and thin client interfaces. Our solution runs on multiple hardware resources simultaneously in order to enhance scalability. In addition, our software is readily deployable and performs in demanding operating environments.

  . Scaleable. Our architecture scales to accommodate large numbers of transactions and concurrent users. For example, by deploying our advanced messaging analysis technologies e-Businesses can more effectively categorize customer messages, automate responses and increase message throughput. The architecture also scales to accommodate new functionalities and applications that may be required by e-Businesses.

  . Open and Standards-Based. Our software supports industry-standard application programming interfaces (APIs) and integrates easily with:

      .existing enterprise software environments;

      .e-mail, telephony, billing and customer relationship management systems;

      .product and other databases; and

      .a broad range of other information systems.

     The ability to share data across these multiple applications provides e-Businesses with a powerful tool for capitalizing on their customer interactions.

    Intelligent Workflow. Our software is designed to optimize workflow, information and communications associated with online customer interactions. The Kana solution can be configured to trigger not only a message response but also other actions within an organization. For example, our software can alert an e-Business' engineering department when the e-Business receives repeat inquiries about a software defect or the human resources department if a resume is attached to a communication.

    Enhanced Productivity and Queuing. Our software is designed to automate key functions of the online communications process while simultaneously providing high-quality customer interactions. Users can customize the applications and access an integrated knowledge base of corporate information to handle increased message volume. Our software also provides one-click access to customer histories and all previous interactions so that users can provide fully informed, accurate and personalized answers that are consistent across the organization. System administrators can set preferences, routing rules and user permissions and establish address books and message queues, all on a real-time basis.

    Comprehensive Data Analysis and Reporting. Our solution includes an application that analyzes metrics ranging from system utilization to user performance and provides a broad range of packaged reports that enable management to maximize message volume and user productivity. It also enables e-Businesses to maximize the value of their customer interactions by collecting, extracting and analyzing the large amounts of information contained within online customer communications. e-Businesses can use this information to enhance their customer relationships and capitalize on new opportunities by identifying trends, addressing problems and improving corporate decision-making. In addition, e-Businesses can use any data created or captured by the Kana solution to design custom reports and decision management tools.

    Advanced Message Classification. Our software enables e-Businesses to rapidly and accurately classify and respond to customer messages with the desired level of human intervention. We are developing advanced messaging analysis technologies that significantly increase the efficiency of the message management process. e-Businesses experiencing a high volume of inbound messages can choose the level of automation appropriate for their needs, including routing a message to a particular queue or user for response, categorizing a message for a fully automated response or allowing the creation of a fully personalized response to the inquiry.

                               The Kana Strategy

    Our objective is to become the leading provider of mission-critical e-Business infrastructure solutions addressing online customer interactions. The key elements of our strategy include:

    Extend Market Leadership Position. Our objective is to extend our position as a leader in the e-Business infrastructure market for managing online customer interactions by leveraging our suite of software applications and establishing ourselves as the solution of choice. We intend to take advantage of our technological leadership, strategic customer base and distribution capabilities to extend our current position as a market leader. Moreover, we believe that by broadening our platform and suite of applications, we can expand our market opportunities and solidify our position as a leading provider of comprehensive e-Business infrastructure solutions.

    Expand Our Suite of Products to Enter New Markets. We intend to expand our suite of products to include additional e-commerce and content management applications in order to enter new markets. In developing these applications, we are working with our customers to identify the strategic and functional needs of e-Businesses that operate in the rapidly changing Internet environment. Our focus is to develop applications that address those needs and integrate them seamlessly with our existing platform to help e-Businesses establish broader and deeper customer relationships. We believe these applications will be integrated to merge e-commerce transactions with customer interactions to create further revenue opportunities for us.

    Increase Global Distribution Capabilities and Partnerships. We intend to broaden and increase our worldwide distribution capabilities by combining the efforts of our direct sales force and our partnerships with leading e-Business service and infrastructure providers. By expanding existing partnerships and aggressively developing new alliances, we can leverage their additional sales, marketing and deployment capabilities to help establish Kana as a global provider of e-Business infrastructure solutions addressing online customer interactions.

    Establish Technology Leadership with Open, Scaleable Web-based Architecture. Our objective is to establish the Kana architecture as the leading technology platform and market standard for e-Business infrastructure solutions addressing online customer interactions. To deliver the high performance required in the complex and rapidly changing e-Business environment, we have designed our solution to be highly scaleable, easily customizable and readily able to integrate with existing enterprise applications and systems. Because our advanced Web-based architecture is based on industry standards such as Java and Extensible Mark-up Language (XML), e-Businesses and third parties are able to develop and deploy new applications on top of the Kana platform. We intend to continue to develop and enhance our advanced architecture to efficiently handle the growing volume of online customer interactions while providing increased functionality across e-Businesses.

    Leverage Hosted Web-Based Application Service. We offer Kana Online, our hosted Web-based application service, for e-Businesses that want to rapidly and efficiently deploy an online customer interactions solution while minimizing their up-front investment in hardware, software and services. Kana Online allows us to manage important customer data and monitor real-time, hands-on customer feedback on our software. We intend to continue developing this service because it allows us to target additional markets that are complementary to our software-based solution, provides us with recurring revenue streams and may, in the future, allow us to enter into new business opportunities.

    Emphasize Customer Advocacy and Satisfaction. We believe that delivering complete customer satisfaction is vital to growing our business. Our emphasis on customer advocacy and satisfaction has provided us with a strong base of referenceable customers. This strategy provides many benefits, including: potentially shortened sales cycles, incremental sales opportunities to our installed-base of customers and new and improved products resulting from customer feedback. We intend to remain focused on providing the highest level of satisfaction to our customers and to continue to design our solutions to address their online customer interactions needs. In addition, we intend to continue to build our professional services group, which maintains customer relationships beyond the implementation phase and is responsible for providing a superior customer experience.

                             Products and Services

Kana Platform and Suite of Applications

    The Kana solution is comprised of a platform and a suite of software applications that work together to create an advanced and scaleable online customer interactions solution for e-Businesses. The Kana platform consists of the Kana Core Technology and Kana Control. The suite of software applications consists of Kana Mail, Kana Direct, Kana Reports, Kana Link, Kana Classify and Kana Web Connect. We generally license our software based on the number of concurrent users of the system and the application components purchased.

Kana Application Components

Kana Technology Platform

Corporate Infrastructure

The graphic is a three-dimentional diagram comprised of three horizontal layers. The first layer, labelled "Kana Application Components," is subdivided into seven equal sized cubes labelled from left to right with the following titles; "Kana Mail", "Kana Direct", "Kana Reports", "Kana Link", "Kana Classify", "Kana Web Connect" and "Third Party App". The second layer, labelled "Kana Technology Platform", lies directly under the "Kana Application Components" layer and is subdivided into two sections, labelled from left to right "Kana Core Technology" and "Kana Control". The third layer, labelled "Corporate Infrastructure", is an undivided layer positioned directly beneath the layer "Kana Technology Platform".

    Kana Core Technology. The Kana Core Technology has a number of application services, including queue management, collaboration, personalization, automation, message transport and performance management. The Kana Core Technology is developed using an open, scaleable, Web-based architecture and serves as the foundation for the suite of Kana applications.

    Kana Control. Kana Control is the business process and content administration system for the Kana solution. Kana Control enables e-Businesses to quickly and easily configure and change system content, automation rules and workflow, user permissions and system parameters. Managers can make changes in real time to redistribute workload and modify system content to meet changing business conditions. Managers can also use Kana Control to monitor and modify different activities associated with each Kana application.

    Kana Mail. Kana Mail is the e-mail and Web communications management application of the Kana solution that assists e-Businesses in responding to large numbers of inbound customer interactions. Kana Mail provides rule-based automation, intelligent workflow, message queuing, specialized user tools and a centralized knowledge base of issues and responses. Kana Mail supports two high performance user interfaces: Kana Windows Client and Kana Web Client. Kana Windows Client runs locally on the Windows operating system, while Kana Web Client runs through a standard Internet browser. Kana Web Client is particularly useful to remote and part-time users, managers and organizations standardizing on Web-based applications.

    Kana Direct. Kana Direct is the outbound e-mail application of the Kana solution. Kana Direct enables e-Businesses to use the information obtained through Kana Mail and other systems to send targeted e-mail to their customers. Using Kana Direct, administrators can take advantage of the e-mail communication channel to strengthen customer relationships, improve loyalty and generate revenue. Since Kana Direct integrates seamlessly with Kana Mail, customer responses to Kana Direct mailings are automatically processed by the platform for maximum efficiency.

    Kana Reports. Kana Reports is our reporting application that enables e-Businesses to maximize the value of their online customer communications by collecting, extracting and analyzing the large amounts of information contained within online customer communications. e-Businesses can use this information to enhance their customer relationships and capitalize on new opportunities by identifying trends, addressing problems and improving corporate decision-making. Kana Reports also provides a broad set of performance metrics that enable managers to optimize the performance of their departments. In addition, e-Businesses can use any data created or captured by the Kana solution to design custom reports and decision management tools.

    Kana Link. Kana Link is the part of our technology platform that allows e-Businesses to integrate the Kana platform with their other enterprise applications such as telephony, customer relationship management systems and e-commerce infrastructures. This integration allows these applications to exchange information so that e-Businesses may offer their customers efficient and consistent communication.

    Kana Classify. Kana Classify is our advanced messaging analysis technology that drives automated actions. Kana Classify categorizes customer messages and can automatically respond to customers, suggest responses for user review or route messages to skill-based queues. Kana Classify is currently in limited release with selected Kana customers.

    Kana Web Connect. Kana Web Connect is designed to enable e-Businesses to effectively manage their Web-based customer communications by tracking and storing specific information collected from their customers via Web forms. By securing highly targeted information, Kana Web Connect is designed to enable enable e-Businesses to respond to customer communication with greater accuracy and efficiency using simplified automation rules, precise content searches, highly personalized responses and targeted reporting. Kana Web Connect is currently in pre-release testing.

Kana Online

    Kana Online is a hosted Web-based application service that offers the Kana solution on an outsourced basis. Kana Online provides e-Businesses with access to a customized Kana solution without the need to purchase, install or maintain their own server or database infrastructure. With Kana Online, Kana hosts the back-end infrastructure and the customer accesses Kana's powerful functionality by deploying the core applications of the Kana solution.

    The hardware and core technology supporting Kana Online is pre-installed and managed at Exodus Communications, Inc., a leading provider of Internet server hosting and management solutions. We believe that Exodus is equipped to provide the security, reliability and performance required for hosting our solution through its nationwide network operating centers and high-speed wide area network backbone.

    Kana Online offers several key benefits to e-Businesses:

  . Low Initial Investment. e-Businesses gain the benefits of the core components of the Kana solution with limited hardware and software infrastructure costs.

  . Low Cost of Ownership. Because we host the back-end infrastructure for Kana Online, e-Businesses keep IT administration and overhead costs low while achieving the benefits of the Kana solution.

  . Rapid Deployment. Since e-Businesses run the Kana solution locally, they are not responsible for purchasing and configuring the appropriate hardware and the system can often be set up in a matter of days. A Kana Online representative works with the e-Business to ensure that the system is configured to meet their specific needs.

    In addition, because Kana Online requires a low initial investment, has a low cost of ownership and is rapidly deployable, it can provide an easy migration path to our software-based solution. We license Kana Online based on a fixed fee for installation, configuration and training, and a variable fee based on actual customer usage.

Professional Services

    Our professional services group consists of client services, technical services and solution services. As of June 30, 1999, our professional services group consisted of 20 full-time employees.

    Client Services. Our client services group implements the Kana solution, trains end users and promotes customer independence. We tailor our implementation services to the varying needs of our customers depending upon the complexity of their environments. Following implementation, our client services group is responsible for ongoing account management and customer satisfaction.

    Technical Services. Our technical services group provides "front line" maintenance and technical support for our customers. This support includes software and documentation updates, telephone and Web-based support, product maintenance and emergency response. Most of our customers currently have maintenance agreements that entitle them to these technical services. The annual fee for technical services is typically 20% of the current software license fee.

    Solution Services. Our solution services group develops custom solutions and undertakes integration projects for e-Businesses using the Kana platform. We typically bill solution services on a time and materials basis.

                                   Technology

    The Kana solution features an advanced, scaleable, Web-based architecture. Our software incorporates industry standards, such as Java and Extensible Mark-up Language (XML), in order to facilitate customization and to enable efficient development cycles. The Kana solution offers both Web- and Windows-based interfaces.

Open, Standards-Based Architecture

    The architecture of the Kana solution is "open" because it relies upon industry standards that facilitate integration with customers' e-Business and legacy databases and systems and the development of applications on the Kana platform. These industry standards include:

  . Java;

  . JDBC (Java DataBase Connectivity);

  . XML (Extensible Mark-up Language);

  . standard relational databases from Oracle and Microsoft; and

  . Microsoft ASP (Active Server Pages).

    The use of industry standards also permits the Kana platform to be readily customizable to users' preferences.

Multi-Tier Web-Based Architecture

    The Kana platform relies on an advanced multi-tier Web-based architecture. This architecture separates the different system components into logical layers, supports multiple hardware and software platforms, supports browser-based and thin client interfaces and enables the system to run on multiple hardware resources simultaneously in order to enhance scalability. The tiers are the presentation, user interface, workflow, business object and data layers.

Web- and Windows-Based Interfaces

    The Kana architecture affords added flexibility by providing both a Web- and Windows-based user interface. e-Businesses may use a Web interface that is based on the cross-platform, hypertext mark-up language (HTML) and the JavaScript programming language. We believe that our Web-based interface facilitates rapid deployment for users and administrators. e-Businesses may also use a 32-bit Windows desktop version of the Kana solution. The use of a Windows-based interface accelerates message throughput for e-Businesses with particularly demanding speed and responsiveness requirements.

Advanced Messaging Analysis Technologies

    We have focused our research and development of advanced messaging analysis technologies on Bayesian Network technology. Bayesian Network technology is an advanced messaging analysis technology approach that combines machine learning with human expertise to infer conclusions about new data. Using machine learning, the system automatically builds a classification model from existing customer messages, thereby reducing the cost and time of installation and maintenance and allowing the system to improve as new issues arise. With human expertise, the system enables managers to selectively add their knowledge to the system in order to improve accuracy and adjust the model to anticipate new issues or react to them in real time. Bayesian Network technology underlies Kana Classify, which categorizes customer messages and drives system automation.

Ease of Platform Upgrade

    The Kana solution may be readily upgraded to new versions of the Kana system. New versions of the software, when installed, are designed to recognize the historical data and configurations from the previous version of the system and automatically convert them to the new data format. This enables an e-Business to upgrade our software without any programming or advanced technical capability.

                              Sales and Marketing

Sales

    Our sales strategy is to pursue targeted accounts through a combination of our direct sales force and our strategic partners. To date, we have targeted our sales efforts at the e-Business divisions of Global 2000 companies and rapidly growing Internet companies. We maintain direct sales personnel domestically in California, Connecticut, Georgia, Illinois, Maryland, Massachusetts, New York and Texas, and internationally in the United Kingdom. The direct sales force is organized into regional teams, which include both sales representatives and systems engineers. Our direct sales force is complemented by telemarketing representatives based at our headquarters in Palo Alto, California.

    We complement our direct sales force with a series of reseller and strategic sales partnerships, such as those with MCI WorldCom, Inc. and Convergys Corporation. Through these partnerships we are able to leverage additional sales, marketing and deployment capabilities. In the future, we intend to expand our distribution capabilities by increasing the size of our direct sales force, establishing additional sales offices both domestically and internationally and broadening our partnership activities. As of June 30, 1999, approximately 27 of our employees were engaged in sales activities. See "-- Partners".

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

Marketing

    Our marketing programs are targeted at e-Businesses and are currently focused on educating our target market, generating new sales opportunities and creating awareness for our e-Business infrastructure solutions. We conduct marketing programs worldwide to educate our target market. In addition, we engage in a variety of marketing activities, including:

  . conducting seminars;

  . participating in industry and technology-related conferences and trade shows;

  . establishing and maintaining close relationships with recognized industry analysts;

  . conducting direct mailings and ongoing public relations campaigns;

  . managing and maintaining our Web site;

  .conducting market research; and

  .creating and placing advertisements.

    Our marketing organization also serves an integral role in acquiring, organizing and prioritizing industry and customer feedback in order to help provide product direction to our development organizations. We have a detailed product management process that surveys customer and market needs to predict and prioritize future customer requirements. We also focus on developing a range of joint marketing strategies and programs with our partners in order to leverage their existing strategic relationships and resources. These partnerships provide collaborative resources to help extend the reach of our presence in the marketplace. We intend to continue to pursue these partnerships in the future. As of June 30, 1999, approximately eight of our employees were engaged in marketing activities.

                                    Partners

    Kana has three types of partnerships, service partnerships, marketing alliance partnerships and reseller partnerships, that are designed to leverage our services, software development and sales capabilities. We view these partners as critical to our success in providing enterprise-wide e-Business interactions solutions.

    Service Partners. Our service partners include system integrators, such as Andersen Consulting and Scient Corporation, that provide implementation consulting services that allow us to leverage the size and scope of their organizations.

    Marketing Alliance Partners. We have established a series of relationships with marketing alliance partners across a variety of industries such as customer relationship management software, sales force automation software, telephony systems and IT hardware, that allow us to provide a comprehensive solution to e-Businesses.

    Reseller and Strategic Sales Partners. We complement our direct sales force with a series of reseller and strategic sales partnerships with industry leaders, such as MCI WorldCom, Inc. and Convergys Corporation.

    In the future, we intend to establish additional strategic relationships to broaden our product offerings by addressing multiple channels of online communications and enhancing our distribution channels.

    We rely to a significant degree on our relationships with our partners. Many of these partners also work with competing software companies, and our success will depend on their willingness and ability to devote sufficient resources and efforts to the Kana solution. Our arrangements with these parties typically are in the form of non-exclusive agreements that may be terminated by either party without cause or penalty and with limited notice. Therefore, we can provide no guarantee that any of our partners will continue their relationship with us.

                                   Customers

    Our customers range from Global 2000 companies pursuing an e-Business strategy to rapidly growing Internet companies. As of June 30, 1999, we have licensed our solution to more than 100 customers in a variety of industries worldwide. Kana's representative customers include:

  Portals                      e-Tailing                Internet



    Excite@Home                barnesandnoble.com       Critical Path
    Lycos                      CDNOW                    eBay
    GoTo.com                   eToys                    Priceline.com

  Financial                    Technology               Airlines



  Chase Manhattan Bank         Hewlett-Packard          Canadian Airlines
  Dime Savings Bank            Netscape                 KLM Airlines
  Dow Jones/Wall Street JournalPeopleSoft               Northwest Airlines

    Communications             Call Centers             Other



  Ameritech                    Convergys                Ford Motor Company
  TCI.Net                      Modus Media              The Gap
  US West                      Stream International     Shell International

    No customer accounted for 10% or more of our total revenues for 1998 or the first quarter of 1999. Although a substantial portion of our license and service revenues in any given quarter has, and is expected to continue to be, generated from a limited number of customers with large financial commitment contracts, we do not depend on any ongoing commitments from our large customers.

                            Research and Development

    We believe that strong product development capabilities are essential to our strategy of enhancing our core technology, developing additional applications incorporating that technology and maintaining the competitiveness of our product and service offerings. We have invested significant time and resources in creating a structured process for undertaking all product development. This process involves several functional groups at all levels within Kana and is designed to provide a framework for defining and addressing the activities required to bring product concepts and development projects to market successfully. In addition, we have recruited key engineers and software developers with experience in the customer communications and internetworking markets and have complemented these individuals by hiring senior management with experience in enterprise application development, sales and deployment.

    Our research and development expenses totaled approximately $2.3 million for the year ended December 31, 1998 and $699,000 for the year ended December 31, 1997. As of June 30, 1999, approximately 29 of our employees were engaged in research and development activities. Our success depends, in part, on our ability to enhance our existing customer interactions solutions and to develop new services, functionality and technology that address the increasingly sophisticated and varied needs of our prospective customers. Delays in bringing to market new products or their enhancements, or the existence of defects in new products or enhancements, could be exploited by our competitors. If we were to lose market share as a result of lapses in our product management, our business would suffer.

                                  Competition

    The market for our solution is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. We currently face competition for our products from systems designed by in-house and third-party development efforts. We expect that these solutions will continue to be a principal source of competition for the foreseeable future. Our competitors include a number of companies offering one or more solutions for the e-Business infrastructure market, some of which compete directly with our products. For example, our competitors include companies providing stand-alone point solutions, including Brightware, Inc., eGain Communications Corp. and Mustang Software, Inc. In addition, we may compete with companies providing customer management and communications solutions, such as Clarify Inc., Genesys Telecommunications Laboratories, Inc., Lucent Technologies, Inc., Oracle Corporation, Pivotal Corporation, Siebel Systems, Inc., Silknet Software, Inc. and Vantive Corporation.

    We believe that the principal competitive factors affecting our market include a significant base of referenceable customers, the breadth and depth of a given solution, product quality and performance, customer service, core technology, product scaleability and reliability, product features, the ability to implement solutions and the value of a given solution. Although we believe that our solution currently competes favorably with respect to these factors, our market is relatively new and is evolving rapidly. We may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater financial, marketing, service, support, technical and other resources.

    Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than do we. In addition, many of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our industry. It is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations. See "Risk Factors--We face substantial competition and may not be able to compete effectively".

                             Intellectual Property

    We rely upon a combination of patent, copyright, trade secret and trademark laws to protect our intellectual property. We currently have four U.S. patent applications pending covering:

  . An e-Business infrastructure solution for online customer interactions, using rules and message categories to codify workflow, including use of standard phrases, response templates, recipient lists and routing;

  . An e-Business infrastructure solution for online customer interactions in which advanced workflow features are used in conjunction with rules, queues and timers;

  . An e-Business infrastructure solution for online customer interactions that uses queues and timers to track, route and escalate the priority of messages; and

  . An e-Business infrastructure solution for online customer interactions that combines a rule-based workflow engine with a text classification system to automate e-mail response.

    These patents, if allowed, will cover a material portion of our solution.

    In addition, we have one U.S. trademark registration and two pending U.S. trademark applications. Although we rely on patent, copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are more essential to establishing and maintaining a technology leadership position. We can give no assurance that others will not develop technologies that are similar or superior to our technology.

    We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology or to develop products with the same functionality as our products. Policing unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as do the laws of the United States. In addition, certain of our license agreements require Kana to place the source code for our products into escrow. These agreements generally provide that some parties will have a limited, nonexclusive right to use this code if:

  . there is a bankruptcy proceeding instituted by or against Kana;

  . Kana ceases to do business without a successor; or

  . Kana discontinues providing maintenance and support.

    Substantial litigation regarding intellectual property rights exists in the software industry. Our software products may be increasingly subject to third-party infringement claims as the number of competitors in the industry segments grows and the functionality of products in different industry segments overlaps. Some of our competitors in the market for customer communications software may have filed or may intend to file patent applications covering aspects of their technology that they may claim Kana's technology infringes. We cannot be certain that any of these competitors will not make a claim of infringement against us with respect to its products and technology.

                                   Employees

    As of June 30, 1999, we had 98 full-time employees, 20 of whom were engaged in customer service and support, 35 in sales and marketing, 29 in research and development, and 14 in finance, administration and operations. Our future performance depends in significant part upon the continued service of our key technical, sales and marketing, and senior management personnel, none of whom is bound by an employment agreement requiring service for any defined period of time. The loss of the services of one or more of our key employees could harm our business.

    Our future success also depends on our continuing ability to attract, train and retain highly qualified technical, sales and managerial personnel. Competition for these personnel is intense, particularly in the San Francisco Bay Area where we are headquartered. Due to the limited number of people available with the necessary technical skills and understanding of the Internet, we can give no assurance that we can retain or attract key personnel in the future. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good. See "Risk Factors--We may be unable to hire and retain the skilled personnel necessary to develop our engineering, professional services and support capabilities" and "--We may face difficulties in hiring and retaining qualified sales personnel to sell the Kana solution".

                                   Facilities

    Our corporate offices are located in Palo Alto, California, where we lease approximately 15,600 square feet under a lease that expires in June 2003. As of June 30, 1999, the annual base rent for this facility was approximately $608,400. We believe that this facility will not be sufficient to meet our needs through the next 12 months. To that end, in October 1999, we plan to move our corporate offices to Redwood City, California, where we will lease approximately 60,861 square feet under a lease that expires in October 2006. The annual base rent for this facility for the first year is approximately $1.9 million. We are currently pursuing our options with respect to vacating our Palo Alto corporate offices. In addition, we lease facilities and offices domestically in Westport, Connecticut; Chicago, Illinois and Richardson, Texas; and internationally in London, England. The terms of these leases expire beginning in August 1999 and ending in January 2000, and automatically renew unless earlier terminated. We believe that our corporate office space in Redwood City and the other facilities we currently lease will be sufficient to meet our needs through at least the next 12 months.

                               Legal Proceedings

    We are not currently a party to any legal proceedings.

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

                                   MANAGEMENT

                        Executive Officers and Directors

    The following table sets forth certain information regarding the executive officers and directors of Kana as of June 30, 1999:

Name                      Age                     Position
----                      ---                     --------
Michael J. McCloskey.....  42 Chief Executive Officer and Director
Mark S. Gainey...........  31 President and Chairman of the Board of Directors
Joseph D. McCarthy.......  34 Vice President, Finance and Operations
Michael R. Wolfe.........  30 Vice President, Engineering
Paul R. Holland..........  38 Vice President, Worldwide Sales
William R. Phelps........  37 Vice President, Professional Services
David M. Beirne..........  35 Director
Eric A. Hahn.............  39 Director
Charles A. Holloway,
 Ph.D....................  63 Director
Steven T. Jurvetson......  32 Director
Ariel Poler..............  32 Director

    Michael J. McCloskey. Mr. McCloskey joined Kana in June 1999 as Chief Executive Officer and a director. Prior to joining Kana, from September 1996 to February 1999, Mr. McCloskey served in various positions with Genesys Telecommunications Laboratories, Inc., a provider of enterprise interaction management software, including President from July 1998 to December 1998, Chief Operating Officer from September 1997 to July 1998 and Vice President, Finance and International, Chief Financial Officer and Secretary from September 1996 to July 1998. From May 1995 to September 1996, he served as Vice President, Finance, Chief Financial Officer and Vice President, Operations at Network Appliance, Inc., a network data storage device company. From September 1993 to May 1995, Mr. McCloskey served as Executive Vice President and Chief Financial Officer at Digital Microwave Corporation, a telecommunications company. From 1991 to 1993, Mr. McCloskey was the Chief Operating Officer and a member of the board of directors of Wavefront Technologies, a 3-D graphics visualization software development company. Mr. McCloskey holds a B.S. in Business Administration from Santa Clara University.

    Mark S. Gainey. Mr. Gainey co-founded Kana in January 1996, served as President, Chief Executive Officer and a director of Kana from January 1996 to June 1999 and currently serves as its President and Chairman of the Board of Directors. Prior to co-founding Kana, from April 1991 to September 1995, Mr. Gainey served as an associate with TA Associates, Inc., a venture capital firm, where he focused primarily on technology and business services investments. Mr. Gainey holds a B.A. in General Studies from Harvard University.

    Joseph D. McCarthy. Mr. McCarthy joined Kana in March 1998 as Director of Finance and Operations and has served as Vice President, Finance and Operations since April 1999. Prior to joining Kana, from September 1997 to March 1998, Mr. McCarthy served as Vice President, Finance at Reasoning, Inc., a transformation software company. From March 1995 to September 1997, Mr. McCarthy served as Corporate Controller of Pure Atria Corporation (now Rational Software Corporation), a software tools company, and from September 1993 to March 1995 he served as Controller of International Network Services, a network services company. Mr. McCarthy holds a B.B.A. in Accounting from the University of Notre Dame.

    Michael R. Wolfe. Mr. Wolfe joined Kana in May 1997 as Director of Engineering and has served as Vice President, Engineering since April 1998. Prior to joining Kana, from March 1995 to February 1997, Mr. Wolfe served as Director of Engineering at Internet Profiles Corporation, an internet marketing company. From February 1994 to March 1995, Mr. Wolfe was an associate at

Wells Fargo Nikko specializing in software development. From June 1991 to February 1994, Mr. Wolfe was a software programming analyst at Goldman, Sachs & Co. Mr. Wolfe has taught computer science at Stanford University and the University of California at Berkeley. Mr. Wolfe holds a B.S. and M.S. in Computer Science from Stanford University.

    Paul R. Holland. Mr. Holland joined Kana in December 1997, as Vice President, Worldwide Sales. Prior to joining Kana, from September 1994 to September 1997, Mr. Holland worked at Pure Atria Corporation (now Rational Software Corporation), a software tools company, most recently as its Vice President, Europe. From June 1992 to September 1994, Mr. Holland held various sales positions at Pure Software Corporation. From 1988 to 1992, Mr. Holland was director of marketing and sales for Rothchild Consultants, a high technology market research company. Mr. Holland holds a B.S. in Public Administration from James Madison University, an M.A. in Foreign Affairs from the University of Virginia and an M.B.A. from the University of California at Berkeley.

    William R. Phelps. Mr. Phelps joined Kana in December 1998 as Vice President, Professional Services. Prior to joining Kana, from March 1997 to November 1998, Mr. Phelps served as Vice President, Professional Services for CrossWorlds Software, Inc., an application integration software company. From January 1994 to February 1997, Mr. Phelps served as a principal consultant at Booz, Allen & Hamilton, a management consulting firm. Mr. Phelps holds a B.S. in Industrial Engineering from Stanford University.

    David M. Beirne. Mr. Beirne has served as a Director of Kana since September 1997. Mr. Beirne has been a Managing Member of Benchmark Capital Management Co., L.P., a venture capital firm, since June 1997. Prior to joining Benchmark, Mr. Beirne founded Ramsey/Beirne Associates, an executive search firm, and served as its Chief Executive Officer from October 1987 to June 1997. Mr. Beirne serves on the board of directors of Scient Corporation, an e-Business systems provider, and several private companies. Mr. Beirne holds a B.S. in Management from Bryant College.

    Eric A. Hahn. Mr. Hahn has served as a Director of Kana since June 1998. Mr. Hahn is a founding partner of Inventures Group, a leading "mentor investment" stage venture capital firm. From November 1996 to June 1998, Mr. Hahn served as the Executive Vice President and Chief Technical Officer of Netscape Communications Corporation and served as a member of Netscape's Executive Committee. Mr. Hahn also served as General Manager of Netscape's Server Products Division, overseeing Netscape's product development and marketing activities for enterprise Internet, intranet and extranet servers, from November 1995 to November 1996. Prior to joining Netscape, from February 1993 to November 1995, Mr. Hahn was founder and Chief Executive Officer of Collabra Software, Inc., a groupware provider that was acquired by Netscape in 1995. Mr. Hahn holds a B.S. in Computer Science from the Worcester Polytechnic Institute.

    Dr. Charles A. Holloway. Dr. Holloway has served as a Director of Kana since December 1996. Dr. Holloway holds the Kleiner, Perkins, Caufield & Byers Professorship in Management at the Stanford Graduate School of Business and has been a faculty member of the Stanford Graduate School of Business since 1968. Dr. Holloway is also currently co-director of the Stanford Center for Entrepreneurial Studies at the Graduate School of Business. Dr. Holloway was the founding co-chair of the Stanford Integrated Manufacturing Association, a cooperative effort between the Graduate School of Business and the School of Engineering, which focuses on research and curriculum development in manufacturing and technology. Dr. Holloway serves on the board of directors of CMC Industries, Inc., a publicly traded electronic manufacturing services company, and several private companies. Dr. Holloway holds a B.S. in Electrical Engineering from the University of California at Berkeley and an M.S. in Nuclear Engineering and Ph.D. in Business Administration from the University of California, Los Angeles.

    Steven T. Jurvetson. Mr. Jurvetson has served as a Director of Kana since April 1997. Mr. Jurvetson has been a Managing Director of Draper Fisher Jurvetson, a venture capital firm, since June 1995. Prior to joining Draper Fisher Jurvetson, from July 1990 to September 1993,

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

Mr. Jurvetson served as a consultant with Bain & Company, a management consulting firm. Mr. Jurvetson served as a research and development engineer at Hewlett-Packard during the summer months from June 1987 to August 1989. Mr. Jurvetson serves on the boards of directors of Cognigine Corporation, FastParts, Inc., iTv Corp., Tacit Knowledge Corporation, Third Voice, Inc. and ReleaseNow.com Corporation. Mr. Jurvetson holds a B.S. and an M.S. in Electrical Engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

    Ariel Poler. Mr. Poler has served as a Director of Kana since December 1996. Mr. Poler has been the Chief Executive Officer of Topica Inc., a compiler and provider of e-mail lists, since January 1998 and has served as a director of Topica since February 1998. Mr. Poler founded and served as Chief Executive Officer of Internet Profiles Inc. (IPRO), a Web measurement and auditing service company, from May 1994 to January 1996. Mr. Poler served on the board of directors of LinkExchange, Inc., a privately held Web advertising network from October 1996 to October 1998. Mr. Poler holds a B.S. in Mathematics with Computer Science from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

                       Board of Directors and Committees

    Kana currently has authorized seven directors. Following this offering, the board will consist of seven directors divided into three classes, with each class serving for a term of three years. At each annual meeting of stockholders, directors will be elected by the holders of common stock to succeed the directors whose terms are expiring. Messrs. Beirne and Jurvetson are Class I directors whose terms will expire in 2000, Messrs. Hahn and Poler and Dr. Holloway are Class II directors whose terms will expire in 2001 and Messrs. Gainey and McCloskey are Class III directors whose terms will expire in 2002. The officers serve at the discretion of the board.

    Kana has established an audit committee composed of independent directors, which reviews and supervises Kana's financial controls, including the selection of its auditors, reviews the books and accounts, meets with its officers regarding its financial controls, acts upon recommendations of the auditors and takes further actions as the audit committee deems necessary to complete an audit of Kana's books and accounts, as well as other matters that may come before it or as directed by the board. The audit committee currently consists of two directors, Dr. Holloway and Mr. Jurvetson.

    Kana has established a compensation committee, which reviews and approves the compensation and benefits for Kana's executive officers, administers its stock plans and performs other duties as may from time to time be determined by the board. The compensation committee currently consists of two directors, Messrs. Beirne and Hahn.

          Compensation Committee Interlocks and Insider Participation

    During 1998, our compensation committee consisted of Messrs. Beirne and Hahn. Neither Mr. Beirne nor Mr. Hahn were our employees or employees of our subsidiary during 1998 or at any time prior to 1998. None of our executive officers serves on the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

                             Director Compensation

    Kana currently does not compensate any non-employee member of the board. Directors who are also employees of Kana do not receive additional compensation for serving as directors. In 1998, Kana granted an option to purchase 40,000 shares of common stock to Dr. Holloway at an exercise price of $0.05 per share and an option to purchase 112,549 shares of common stock to Mr. Hahn at an exercise price of $0.05 per share.

    Non-employee directors will be eligible to receive discretionary option grants and stock issuances under the 1999 Stock Incentive Plan. In addition, under the 1999 Stock Incentive Plan, non-employee directors will receive automatic option grants upon becoming directors and on the date of each annual meeting of stockholders. The 1999 Stock Incentive Plan also contains a director fee option grant program. Should this program be activated in the future, each non-employee board member would have the opportunity to apply all or a portion of any annual retainer fee otherwise payable in cash to the acquisition of an option with an exercise price below the then fair market value. See "Management--Benefit Plans".

                             Executive Compensation

Summary Compensation Table

    The following table sets forth information concerning compensation during the year ended December 31, 1998 of Kana's Chief Executive Officer and each of the four other most highly compensated executive officers who earned an annualized salary of more than $100,000 for the fiscal year ended December 31, 1998, referred to in this prospectus as the Named Executive Officers. In June 1999, Mr. Michael J. McCloskey joined Kana as its Chief Executive Officer. Mr. McCloskey's annualized salary for 1999 is $150,000. In June 1999, the compensation committee approved an increase in Mr. Gainey's annual salary to $150,000. No individual who would otherwise have been includable in the table on the basis of salary and bonus earned during 1998 has resigned or otherwise terminated their employment during 1998. The compensation table excludes other compensation in the form of perquisites and other personal benefits that constitutes the lesser of $50,000 or 10% of the total annual salary and bonus of each of the Named Executive Officers in 1998.

                                                         Long-Term
                                                        Compensation
                                   Annual Compensation     Awards
                                   -------------------- ------------
                                                         Securities
                             Year                        Underlying   All Other
Name and Principal Position  Ended  Salary     Bonus    Options (#)  Compensation
---------------------------  ----- -------------------- ------------ ------------
Mark S. Gainey.............  1998  $  72,500        --        --         --
 President and former Chief
  Executive
  Officer
Joseph D. McCarthy(1)......  1998     92,917        --    160,000        --
 Vice President, Finance
  and Operations
Paul R. Holland............  1998     75,000 $  139,022       --         --
 Vice President, Worldwide
  Sales
William R. Phelps(2).......  1998      8,917        --        --         --
 Vice President, Profes-
  sional Services
Christopher M. Noble(3)....  1998    109,374        --    350,000        --
 Former Vice President,
  Marketing

--------
(1) Mr. McCarthy joined Kana in March 1998. His annualized salary for 1998 was $120,000.
(2) Mr. Phelps joined Kana in December 1998. His annualized salary for 1998 was $130,000.
(3) Mr. Noble joined Kana in February 1998. His annualized salary for 1998 was $125,000. Mr. Noble left Kana in March 1999.

                       Option Grants in Last Fiscal Year

    The following table sets forth information with respect to stock options granted to each of the Named Executive Officers in 1998, including the potential realizable value over the 10-year term of the options, based on assumed rates of stock appreciation of 5% and 10%, compounded annually. No stock appreciation rights were granted during 1998.

                             Option Grants in 1998

                                        Individual Grants
                         -----------------------------------------------
                                                                         Potential Realizable Value
                                                                              at Assumed Annual
                                                                            Rates of Stock Price
                         Number of                                         Appreciation for Option
                         Securities Percent of Total Exercise                  Term at Public
                         Underlying Options Granted   Price                    Offering Price
                          Options   to Employees in    Per    Expiration ---------------------------
Name                     Granted(#)       1998        Share      Date         5%            10%
----                     ---------- ---------------- -------- ---------- ------------- -------------
Mark S. Gainey..........      --           --           --          --
Joseph D. McCarthy......  160,000         9.22%       $0.05    03/19/08
Paul R. Holland.........      --           --           --          --
William R. Phelps.......      --           --           --          --
Christopher M. Noble....  350,000        20.18         0.05    02/12/08

    In 1998, Kana granted options to purchase up to a total of 1,734,549 shares to employees, directors and consultants under Kana's 1997 Stock Option/Stock Issuance Plan at exercise prices equal to the then existing fair market value of Kana's common stock on the dates of grant, as determined in good faith by the board of directors. Options granted are immediately exercisable in full, but any shares purchased under these options that are not vested are subject to repurchase by Kana at the option exercise price. Generally this repurchase right lapses as to 25% of the shares after one year of service and as to the remaining shares in equal monthly installments over an additional three-year period.

    The potential realizable value is calculated assuming the aggregate exercise price on the date of grant appreciates at the indicated rate for the entire term of the option and that the option is exercised and sold on the last day of its term at the appreciated price. All options listed have a term of 10 years. Stock price appreciation rates of 5% and 10% are assumed pursuant to the rules of the Securities and Exchange Commission. Kana can give no assurance that the actual stock price will appreciate over the 10-year option term at the assumed 5% and 10% levels or at any other defined level. Actual gains, if any, on stock option exercises will be dependent on the future performance of Kana's common stock. Unless the market price of the common stock appreciates over the option term, no value will be realized from the option grants made to the Named Executive Officers.

    In June 1999, Kana granted to Mr. McCloskey, Kana's Chief Executive Officer, an option to purchase 1,400,000 shares of common stock at an exercise price of $0.45 per share. The option is immediately exercisable for vested and unvested shares, but any shares purchased under these options that are not vested are subject to repurchase by Kana at the option exercise price. This repurchase right lapsed as to 280,000 shares on June 17, 1999 and lapses as to the remaining shares in equal monthly installments over the 48-month period following June 17, 1999. The option expires on June 16, 2009.

    In June 1999, Kana granted to Mr. McCarthy an option to purchase 75,000 shares of common stock and granted to Mr. Phelps an option to purchase 35,000 shares of common stock, each at an exercise price of $0.45 per share. Each option is immediately exercisable for vested and unvested shares, but any shares purchased under these options that are not vested are subject to repurchase by Kana at the option exercise price. The repurchase right lapses for each of the grants as to 25% of the shares after one year of service from June 17, 1999 and as to the remaining shares in equal monthly installments over the 36-month period following June 17, 2000. Each option expires on June 16, 2009.

   Aggregated Option Exercises in Last Fiscal Year and Year-End Option Values

    The following table sets forth information concerning the number and value of shares of common stock underlying the unexercised options held by the Named Executive Officers. No stock appreciation rights were exercised during 1998 and no stock options granted to the Named Executive Officers or stock appreciation rights were outstanding as of December 31, 1998. The value realized is based on the fair market value of Kana's common stock on the date of exercise, as determined by the board, less the exercise price payable for the shares.

                                                           Number of
                                                        Shares Acquired  Value
     Name                                                 on Exercise   Realized
     ----                                               --------------- --------
     Mark S. Gainey....................................          --        --
     Joseph D. McCarthy................................     160,000       $ 0
     Paul R. Holland...................................     608,558         0
     William R. Phelps.................................          --        --
     Christopher M. Noble..............................     350,000         0

    In February and June 1999, Mr. Phelps exercised options to purchase a total of 310,000 shares of common stock. The exercise price for each grant equaled the fair market value on the date of exercise and accordingly, Mr. Phelps did not realize value on the exercises. In June 1999, Mr. McCloskey exercised an option to purchase 1,400,000 shares of common stock. The exercise price equaled the fair market value on the date of exercise and accordingly, Mr. McCloskey did not realize value on the exercise. In June 1999, Mr. McCarthy exercised an option to purchase 75,000 shares of common stock. The exercise price equaled the fair market value on the date of exercise and accordingly, Mr. McCarthy did not realize any value on the exercise.

                                 Benefit Plans

1999 Stock Incentive Plan

    Introduction. The 1999 Stock Incentive Plan is intended to serve as the successor program to our 1997 Stock Option/Stock Issuance Plan. The 1999 plan was adopted by the board in July 1999 and we expect it to be approved by the stockholders in August 1999. The 1999 plan will become effective when the underwriting agreement for this offering is signed. At that time, all outstanding options under our existing 1997 plan will be transferred to the 1999 plan, and no further option grants will be made under the 1997 plan. The transferred options will continue to be governed by their existing terms, unless our compensation committee decides to extend one or more features of the 1999 plan to those options. Except as otherwise noted below, the transferred options have substantially the same terms as will be in effect for grants made under the discretionary option grant program of our 1999 plan.

    Share Reserve.      shares of our common stock have been authorized for
issuance under the 1999 plan. This share reserve consists of the number of shares we estimate will be carried over from the 1997 plan plus an additional
increase of     shares. The share reserve under our 1999 plan will
automatically increase on the first trading day in January each year, beginning with calendar year 2000, by an amount equal to 4.25% of the total number of shares of our common stock outstanding on the last trading day of December in
the prior year, but in no event will this annual increase exceed    shares. In
addition, no participant in the 1999 plan may be granted stock options or direct stock issuances for more than 1,000,000 shares of common stock in total in any calendar year.

    Programs.  Our 1999 plan has five separate programs:

  .the discretionary option grant program, under which eligible individuals in our employ may be granted options to purchase shares of our common stock at an exercise price not less than the fair market value of those shares on the grant date;

  .the stock issuance program, under which eligible individuals may be issued shares of common stock which will vest upon the attainment of performance milestones or upon the completion of a period of service or which are fully vested at issuance as a bonus for past services;

  . the salary investment option grant program, under which our executive officers and other highly compensated employees may be given the opportunity to apply a portion of their base salary to the acquisition of special below market stock option grants;

  . the automatic option grant program, under which option grants will automatically be made at periodic intervals to eligible non-employee board members to purchase shares of common stock at an exercise price equal to the fair market value of those shares on the grant date; and

  . the director fee option grant program, under which our non-employee board members may be given the opportunity to apply a portion of any retainer fee otherwise payable to them in cash for the year to the acquisition of special below-market option grants.

    Eligibility. The individuals eligible to participate in our 1999 plan include our officers and other employees, our board members and any consultants we hire.

    Administration. The discretionary option grant and stock issuance programs will be administered by our compensation committee. This committee will determine which eligible individuals are to receive option grants or stock issuances under those programs, the time or times when the grants or issuances are to be made, the number of shares subject to each grant or issuance, the status of any granted option as either an incentive stock option or a nonstatutory stock option under the federal tax laws, the vesting schedule to be in effect for the option grant or stock issuance and the maximum term for which any granted option is to remain outstanding. The compensation committee will also have the authority to select the executive officers and other highly compensated employees who may participate in the salary investment option grant program in the event that program is put into effect for one or more calendar years.

    Plan Features.  Our 1999 plan will include the following features:

  . The exercise price for any options granted under the plan may be paid in cash or in shares of our common stock valued at fair market value on the exercise date. The option may also be exercised through a same-day sale program without any cash outlay by the optionee.

  . The compensation committee will have the authority to cancel outstanding options under the discretionary option grant program, including any transferred options from our 1997 plan, in return for the grant of new options for the same or different number of option shares with an exercise price per share based upon the fair market value of our common stock on the new grant date.

  . Stock appreciation rights may be issued under the discretionary option grant program. These rights will provide the holders with the election to surrender their outstanding options for a payment from us equal to the fair market value of the shares subject to the surrendered options less the exercise price payable for those shares. We may make the payment in cash or in shares of our common stock. None of the options under our 1997 plan have any stock appreciation rights.

    Change in Control. The 1999 plan will include the following change in control provisions which may result in the accelerated vesting of outstanding option grants and stock issuances:

  . In the event that we are acquired by merger or asset sale, each outstanding option under the discretionary option grant program which is not to be assumed by the successor corporation will immediately become exercisable for all the option shares, and all outstanding unvested shares will immediately vest, except to the extent our repurchase rights with respect to those shares are to be assigned to the successor corporation.

  . The compensation committee will have complete discretion to grant one or more options which will become exercisable for all the option shares in the event those options are assumed in the acquisition but the optionee's service with us or the acquiring entity is subsequently terminated. The vesting of any outstanding shares under our 1999 plan may be accelerated upon similar terms and conditions.

  . The compensation committee may grant options and structure repurchase rights so that the shares subject to those options or repurchase rights will immediately vest in connection with a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections. Such accelerated vesting may occur either at the time of such transaction or upon the subsequent termination of the individual's service.

  . The options currently outstanding under our 1997 plan will immediately vest in the event we are acquired and the acquiring company does not assume those options. Certain of those options, however, contain an additional vesting acceleration feature which will result in the immediate vesting of all or part of those options upon an involuntary termination of the optionee's employment within 18 months following an acquisition in which those options are assumed.

    Salary Investment Option Grant Program. In the event the compensation committee decides to put this program into effect for one or more calendar years, each of our executive officers and other highly compensated employees may elect to reduce his or her base salary for the calendar year by an amount not less than $10,000 nor more than $50,000. Each selected individual who makes such an election will automatically be granted, on the first trading day in January of the calendar year for which his or her salary reduction is to be in effect, an option to purchase that number of shares of common stock determined by dividing the salary reduction amount by two-thirds of the fair market value per share of our common stock on the grant date. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the amount of the salary reduction. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the salary reduction is to be in effect.

    Automatic Option Grant Program. Each individual who first becomes a non-employee board member at any time after the effective date of this offering will receive an option grant for 20,000 shares of common stock on the date such individual joins the board. In addition, on the date of each annual stockholders meeting held after the effective date of this offering, each non-employee board member who is to continue to serve as a non-employee board member, including each of our current non-employee board members, will automatically be granted an option to purchase 5,000 shares of common stock, provided such individual has served on the board for at least six months.

    Each automatic grant will have an exercise price per share equal to the fair market value per share of our common stock on the grant date and will have a term of 10 years, subject to earlier termination following the optionee's cessation of board service. The option will be immediately exercisable for all of the option shares; however, we may repurchase, at the exercise price paid per share, any shares purchased under the option which are not vested at the time of the optionee's cessation of board service. The shares subject to each annual automatic grant will be fully vested when granted. The shares subject to each initial 20,000-share automatic option grant will vest in a series of eight successive semi-annual installments upon the optionee's completion of each six-months of board service over the 48-month period measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member.

    The FASB recently issued an exposure draft of a proposed interpretation of the current accounting principles applicable to equity incentive plans. Under the proposed interpretation, option grants made to non-employee board members after December 15, 1998 will result in a direct charge to the company's reported earnings based upon the fair value of the option measured initially as of the grant date of that option and then subsequently on the vesting date of each installment of the underlying option shares. If the proposed interpretation is adopted, then the following changes will be made to our automatic stock option grant program:

  . The initial 20,000-share option grant will not be made to a newly elected or appointed non-employee board member until the first annual stockholders meeting held more than 12 months after the date of his or her initial election or appointment to the board. At that annual meeting, the board member will also receive an option grant for an additional 5,000 shares under the annual grant portion of the program.

  . One-half of the shares subject to the initial 20,000-share option grant will be immediately vested at the time of the option grant, and the remaining shares will vest in a series of 24 successive equal monthly installments upon the optionee's completion of each month of board service over the 24-month period measured from the grant date. However, the shares will immediately vest in full upon certain changes in control or ownership or upon the optionee's death or disability while a board member.

    Director Fee Option Grant Program. If this program is put into effect in the future, then each non-employee board member may elect to apply all or a portion of any cash retainer fee for the year to the acquisition of a below-market option grant. The option grant will automatically be made on the first trading day in January in the year for which the non-employee board member would otherwise be paid the cash retainer fee in the absence of his or her election. The option will have an exercise price per share equal to one-third of the fair market value of the option shares on the grant date, and the number of shares subject to the option will be determined by dividing the amount of the retainer fee applied to the program by two-thirds of the fair market value per share of our common stock on the grant date. As a result, the option will be structured so that the fair market value of the option shares on the grant date less the exercise price payable for those shares will be equal to the portion of the retainer fee applied to that option. The option will become exercisable in a series of 12 equal monthly installments over the calendar year for which the election is in effect. However, the option will become immediately exercisable for all the option shares upon the death or disability of the optionee while serving as a board member.

    Additional Program Features. Our 1999 plan will also have the following features:

  . Outstanding options under the salary investment and director fee option grant programs will immediately vest if we are acquired by a merger or asset sale or if there is a successful tender offer for more than 50% of our outstanding voting stock or a change in the majority of our board through one or more contested elections.

  . Limited stock appreciation rights will automatically be included as part of each grant made under the salary investment option grant program and the automatic and director fee option grant programs, and these rights may also be granted to one or more officers as part of their option grants under the discretionary option grant program. Options with this feature may be surrendered to us upon the successful completion of a hostile tender offer for more than 50% of our outstanding voting stock. In return for the surrendered option, the optionee will be entitled to a cash distribution from us in an amount per surrendered option share based upon the highest price per share of our common stock paid in that tender offer.

  . The board may amend or modify the 1999 plan at any time, subject to any required stockholder approval. The 1999 plan will terminate no later
    than      , 2009.

1999 Employee Stock Purchase Plan

    Introduction. Our 1999 Employee Stock Purchase Plan was adopted by the board in July 1999 and we expect it to be approved by the stockholders in August 1999. The plan will become effective immediately upon the signing of the underwriting agreement for this offering. The plan is designed to allow our eligible employees and the eligible employees of our participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

    Share Reserve.     shares of our common stock will initially be reserved
for issuance. The reserve will automatically increase on the first trading day in January each year, beginning in calendar year 2000, by an amount equal to 0.75% of the total number of outstanding shares of our common stock on the last trading day in December in the prior year. In no event will any such
annual increase exceed     shares.

    Offering Periods. The plan will have a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period will start on the date the underwriting agreement for this offering is signed and will end on the last business day in October 2001. The next offering period will start on the first business day in November 2001, and subsequent offering periods will be set by our compensation committee.

    Eligible Employees. Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the start date or any semi-annual entry date within that offering period. Semi-annual entry dates will occur on the first business day of May and November each year. Individuals who become eligible employees after the start date of an offering period may join the plan on any subsequent semi-annual entry date within that offering period.

    Payroll Deductions. A participant may contribute up to 15% of his or her cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant's entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date. Semi-annual purchase dates will occur on the last business day of April and October each year. In no event, however, may any participant purchase more than 750 shares on any purchase date, and not more than 75,000 shares may be purchased in total by all participants on any purchase date.

    Reset Feature. If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new two-year offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

    Change in Control. Should we be acquired by merger or sale of all or substantially all of our assets or more than 50% of our voting securities, then all outstanding purchase rights will automatically be exercised immediately prior to the effective date of the acquisition. The purchase price will be equal to 85% of the market value per share on the participant's entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share immediately prior to the acquisition.

    Plan Provisions. The following provisions will also be in effect under the plan:

  . The plan will terminate no later than the last business day of October
    2009.

  . The board may at any time amend, suspend or discontinue the plan.
    However, certain amendments may require stockholder approval.

           Employment Contracts, Termination of Employment Agreements
                       and Change in Control Arrangements

Restricted Stock Purchase Agreements

    In July 1996, Kana sold to Mr. Gainey, Kana's co-founder, President and Chairman of the Board, 3,750,000 shares of common stock at a purchase price of $0.0001 per share. In April 1997, Kana repurchased those shares of common stock and sold to Mr. Gainey 3,750,000 shares of common stock at a purchase price of $0.01 per share. These shares are subject to a right of repurchase granted to Kana that lapses in a series of equal monthly installments over a four-year period measured from June 4, 1996. In addition, Kana's right to repurchase 50% of any unvested shares will lapse in the event of an acquisition of Kana by merger or asset sale and if Mr. Gainey is not offered employment or is terminated without cause by Kana or its successor.

Stock Purchase Agreements

    In February 1997, Dr. Holloway, one of Kana's directors, exercised an option to purchase 80,000 shares of common stock and entered into a stock purchase agreement for the purchase of the shares. These shares are subject to a right of repurchase granted to Kana. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase all of the unvested shares will automatically lapse in its entirety and the shares will vest in full unless the repurchase right is assigned to the successor entity.

    In April 1998, Mr. Holland, Kana's Vice President, Worldwide Sales, exercised an option to purchase 608,558 shares of common stock and entered into a stock purchase agreement for the purchase of the shares. These shares are subject to a right of repurchase granted to Kana. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase all of the unvested shares will automatically lapse in its entirety and the shares will vest in full unless the repurchase right is assigned to the successor entity. In addition, in the event of both an acquisition of Kana by merger or asset sale and if Mr. Holland is not offered comparable employment by the successor entity, Kana's right to repurchase all of the unvested shares will automatically lapse and the shares will vest in full.

    In June 1998, Mr. McCarthy, Kana's Vice President, Finance and Operations, exercised an option to purchase 160,000 shares of common stock and entered into a stock purchase agreement for the purchase of the shares. These shares are subject to a right of repurchase granted to Kana. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase all of the unvested shares will automatically lapse in its entirety and the shares will vest in full unless the repurchase right is assigned to the successor entity. In addition, in the event of both an acquisition of Kana by merger or asset sale and if Mr. McCarthy is not offered employment by the successor entity, Kana's right to repurchase 50% of the unvested shares will automatically lapse and the shares will vest in full.

    In July 1998, Mr. Hahn, one of Kana's directors, exercised an option to purchase 112,549 shares of common stock and entered into a stock purchase agreement for the purchase of the shares. These shares are subject to a right of repurchase granted to Kana. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase all of the unvested shares will automatically lapse in its entirety and the shares will vest in full.

    In July 1998, Dr. Holloway exercised an option to purchase 40,000 shares of common stock and entered into a stock purchase agreement for the purchase of the shares. These shares are subject to a right of repurchase granted to Kana. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase all of the unvested shares will automatically lapse in its entirety and the shares will vest in full unless the repurchase right is assigned to the successor entity. In addition, in the event of both an acquisition of Kana by merger or asset sale and if Dr. Holloway does not provide services to the successor entity, Kana's right to repurchase 25% of the unvested shares will automatically lapse and the shares will vest in full.

    In February and June 1999, Mr. Phelps, Kana's Vice President, Professional Services, exercised options to purchase a total of 310,000 shares of common stock and entered into a stock purchase agreement for the purchase of the shares. These shares are subject to a right of repurchase granted to Kana. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase all of the unvested shares will automatically lapse in its entirety and the shares will vest in full unless the repurchase right is assigned to the successor entity. In addition, in the event of both an acquisition of Kana by merger or asset sale and if Mr. Phelps is not offered employment by the successor entity, Kana's right to repurchase 25% of the unvested shares will automatically lapse and the shares will vest in full.

    In June 1999, Mr. McCloskey, Kana's Chief Executive Officer, exercised an option to purchase 1,400,000 shares of common stock and entered into a stock purchase agreement for the purchase of the shares. These shares are subject to a right of repurchase granted to Kana. Under the stock purchase agreement and the terms of Mr. McCloskey's employment arrangement, this stock is subject to vesting, which accelerates under certain circumstances. See "--Employment Arrangements".

    In June 1999, Mr. McCarthy exercised an option to purchase 75,000 shares of common stock and entered into a stock purchase agreement for the purchase of the shares. These shares are subject to a right of repurchase granted to Kana. Under the stock purchase agreement, upon an acquisition of Kana by merger or asset sale, Kana's right to repurchase all of the unvested shares will automatically lapse in its entirety and the shares will vest in full unless the repurchase right is assigned to the successor entity. In addition, in the event of both an acquisition of Kana by merger or asset sale and if Mr. McCarthy is not offered employment by the successor entity, Kana's right to repurchase 25% of the unvested shares will automatically lapse and the shares will vest in full.

Employment Arrangements

    In June 1999, Kana entered into an employment arrangement with Mr. McCloskey. Mr. McCloskey serves as Chief Executive Officer on an at-will basis. However, under the terms of the employment arrangement, upon a change of control:

  . if Mr. McCloskey is not offered full-time employment with the successor corporation, all of his then unvested shares of common stock will accelerate and vest in full;

  . if Mr. McCloskey is offered full-time employment with the successor corporation as that corporation's chief executive officer, all of his then unvested shares of common stock will continue to vest in accordance with their original terms;

  . if Mr. McCloskey is offered full-time employment with the successor corporation as other than that corporation's chief executive officer, the rate at which his then unvested shares of common stock vest will double, such that his shares of common stock will vest at a rate equivalent to 46,667 shares of common stock per month;

  . if Mr. McCloskey is offered full-time employment with the successor corporation as set forth in the second and third points above and he does not accept the position, his shares of common stock will be subject to immediate repurchase; and

  . if Mr. McCloskey is terminated without cause by the successor corporation following the change in control, all of his then unvested shares of common stock will accelerate and vest in full.

                  Limitation of Liability and Indemnification

    Kana's certificate of incorporation eliminates to the maximum extent allowed by the Delaware General Corporation Law, directors' personal liability to Kana or its stockholders for monetary damages for breaches of fiduciary duties. The certificate of incorporation does not, however, eliminate or limit the personal liability of a director for the following:

  . any breach of the director's duty of loyalty to Kana or its stockholders;

  . acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

  . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

  . any transaction from which the director derived an improper personal benefit.

    Kana's bylaws provide that Kana shall indemnify its directors and executive officers to the fullest extent permitted under the Delaware General Corporation Law and may indemnify its other officers, employees and other agents as set forth in the Delaware General Corporation Law. In addition, Kana has entered into an indemnification agreement with each of its directors and officers. The indemnification agreements contain provisions that require Kana, among other things, to indemnify its directors and executive officers against certain liabilities (other than liabilities arising from willful misconduct of a culpable nature) that may arise by reason of their status or service as directors or executive officers of Kana or other entities to which they provide service at the request of Kana and to advance expenses they may incur as a result of any proceeding against them as to which they could be indemnified. Kana believes that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified directors and executive officers.

    At present, there is no pending litigation or proceeding involving a director, officer, employee or agent of Kana where indemnification would be required or permitted, and Kana is not aware of any threatened litigation or proceeding that might result in a claim for indemnification.

              TRANSACTIONS AND RELATIONSHIPS WITH RELATED PARTIES

                              Sales of Securities

    Since July 1996, Kana has raised capital primarily through the sale of its securities, including:

  . In July 1996, Kana sold to Mark S. Gainey 3,750,000 shares of common stock for a total consideration of $375. In April 1997, Kana repurchased those shares and sold to Mr. Gainey 3,750,000 shares of common stock for total consideration of $37,500.

  . In July 1996, Kana sold to Michael T. Horvath 1,250,000 shares of common stock for a total consideration of $125. In April 1997, Kana repurchased those shares and sold to Mr. Horvath 625,000 shares of common stock for total consideration of $6,250.

  . In April 1997, Kana sold to various investors, including entities affiliated with Draper Fisher Jurvetson, a total of 5,923,078 shares of Series A preferred stock for total consideration of $770,000.

  . In September 1997, Kana sold to various investors, including entities affiliated with Draper Fisher Jurvetson and entities affiliated with Benchmark Capital, a total of 7,453,704 shares of Series B preferred stock for total consideration of $4,025,000.

  . In June 1998, Kana sold to Eric A. Hahn 168,824 shares of Series B preferred stock for total consideration of $91,165.

  . In August and September 1998, Kana sold to various investors, including entities affiliated with Draper Fisher Jurvetson, entities affiliated with Benchmark Capital, entities affiliated with Amerindo Investment Advisors, Inc. and Eric A. Hahn, a total of 5,121,148 shares of Series C preferred stock for total consideration of $11,625,006.

  . In July 1999, Kana sold to various investors, including entities affiliated with Draper Fisher Jurvetson, entities affiliated with Benchmark Capital and entities affiliated with Amerindo Investment Advisors, a total of 1,257,707 shares of Series D preferred stock for total consideration of $10,200,004.

    The following table summarizes the shares of preferred stock purchased by Kana's executive officers, directors and five percent stockholders and persons associated with them since July 1996. The number of total shares on an as-converted basis reflects a one-to-one conversion to common stock ratio for each share of Series A, Series B, Series C and Series D preferred stock.

                                                                     Total Shares
                                                                  of Preferred Stock
                          Series A  Series B  Series C  Series D      on an As-
                          Preferred Preferred Preferred Preferred     Converted
        Investor            Stock     Stock     Stock     Stock         Basis
        --------          --------- --------- --------- --------- ------------------
Entities affiliated with
 Draper Fisher
 Jurvetson..............  4,530,289 1,966,297   930,397  246,609      7,673,592
Entities affiliated with
 Benchmark Capital......          0 5,183,704 1,013,216  271,270      6,468,190
Entities affiliated with
 Amerindo Investment
 Advisors...............          0         0 1,762,115  369,915      2,132,030
Eric A. Hahn............          0   168,824    44,053        0        212,877

    Holders of shares of preferred stock have registration rights in respect of the common stock issued or issuable upon conversion thereof. See "Description of Capital Stock--Registration Rights".

    In February 1997, in connection with an option exercise, Kana issued 80,000 shares of common stock to Dr. Holloway, one of Kana's directors, for an aggregate exercise price of $800.

    In June 1998, in connection with option exercises, Kana issued 250,000 shares of common stock to Mr. Poler, one of Kana's directors, for an aggregate exercise price of $2,500.

                     Agreements with Officers and Directors

    In February 1997, Dr. Holloway, one of Kana's directors, exercised an option to purchase a total of 80,000 shares of common stock.

    In July 1996, Kana sold to Mr. Gainey, Kana's co-founder, President and Chairman of the Board, 3,750,000 shares of common stock at a purchase price of $0.0001 per share. In April 1997, Kana repurchased those shares of common stock and sold to Mr. Gainey 3,750,000 shares of common stock at a purchase price of $0.01 per share. These shares are subject to a right of repurchase granted to Kana that lapses in equal monthly installments over a four-year period from June 4, 1996. In addition, Kana's right to repurchase 50% of his then unvested shares will lapse if Mr. Gainey is terminated without cause by Kana or its successor.

    In April 1998, Mr. Holland, Kana's Vice President, Worldwide Sales, exercised an option to purchase 608,558 shares of common stock and entered into a stock purchase agreement for the purchase of the shares. Mr. Holland paid the $30,428 exercise price by delivering a five-year full-recourse promissory note at a 5.7% annual interest rate. The note is secured by the shares of common stock purchased by Mr. Holland. As of June 30, 1999, a total of $32,452 in unpaid principal and interest was outstanding under the note.

    In June 1998, Mr. McCarthy, Kana's Vice President, Finance and Operations, exercised an option to purchase 160,000 shares of common stock and entered into a stock purchase agreement for the purchase of the shares. Mr. McCarthy paid the $8,000 exercise price by delivering a five-year full-recourse promissory note at a 5.7% annual interest rate. The note is secured by the shares of common stock purchased by Mr. McCarthy. As of June 30, 1999, a total of $8,456 in unpaid principal and interest was outstanding under the note.

    In June 1998, Mr. Hahn, one of Kana's directors, exercised an option to purchase 112,549 shares of common stock. Mr. Hahn paid the $5,627 exercise price by delivering a five-year full-recourse promissory note at a 5.7% annual interest rate. The note is secured by the shares of common stock purchased by Mr. Hahn. As of June 30, 1999, a total of $5,948 in unpaid principal and interest was outstanding under the note.

    In June 1998, Mr. Poler, one of Kana's directors, exercised options to purchase 250,000 shares of common stock.

    In July 1998, Dr. Holloway exercised an option to purchase 40,000 shares of common stock. Dr. Holloway paid the $2,000 exercise price by delivering a five-year full-recourse promissory note at a 5.7% annual interest rate. The note is secured by the shares of common stock purchased by Dr. Holloway. As of June 30, 1999, a total of $2,105 in unpaid principal and interest was outstanding under the note.

    In February 1999, Mr. Phelps, Kana's Vice President, Professional Services, exercised an option to purchase 275,000 shares of common stock and entered into a stock purchase agreement for the purchase of the shares. Mr. Phelps paid the $63,250 exercise price by delivering a five-year full-recourse promissory note at a 5.7% annual interest rate. The note is secured by the shares of common stock purchased by Mr. Phelps. As of June 30, 1999, a total of $64,452 in unpaid principal and interest was outstanding under the note.

    In June 1999, Mr. McCloskey, Kana's Chief Executive Officer, exercised an option to purchase 1,400,000 shares of common stock. Mr. McCloskey paid the $630,000 exercise price by delivering a five-year full recourse promissory note at a 5.7% annual interest rate. The note is secured by the shares of common stock purchased by Mr. McCloskey.

    In June 1999, Mr. McCarthy exercised an option to purchase 75,000 shares of common stock. Mr. McCarthy paid the $33,750 exercise price by delivering a five-year full recourse promissory note at 5.7% annual interest rate. The note is secured by the shares of common stock purchased by Mr. McCarthy.

    In June 1999, Mr. Phelps exercised an option to purchase 35,000 shares of common stock. Mr. Phelps paid the $15,750 exercise price by delivering a five-year full recourse promissory note at a 5.7% annual interest rate. The note is secured by the shares of common stock purchased by Mr. Phelps.

    Kana has entered into an employment arrangement with its Chief Executive Officer. See "Management--Employment Contracts, Termination of Employment Agreements and Change in Control Agreements--Employment Arrangements".

    Kana has granted options to its executive officers and directors. See "Management--Director Compensation" and "Principal Stockholders".

    Kana has entered into an indemnification agreement with each of its executive officers and directors containing provisions that may require it, among other things, to indemnify its executive officers and directors against liabilities that may arise by reason of their status or service as executive officers or directors (other than liabilities arising from willful misconduct of a culpable nature) and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. See "Management--Limitation of Liability and Indemnification Matters".

                          Transactions with Promoters

    Each of Mr. Gainey, Kana's President and Chairman of the Board, and Michael
T. Horvath, the former Treasurer and a former director of Kana, is a co-founder of Kana and may be deemed a promoter for purposes of the federal securities laws. In July 1996, Kana sold to Mr. Gainey 3,750,000 shares of common stock at a purchase price of $0.0001 per share. In April 1997, Kana repurchased those shares and sold to Mr. Gainey 3,750,000 shares of common stock at a purchase price of $0.01 per share. In July 1996, Kana sold to Mr. Horvath 1,250,000 shares of common stock at a purchase price of $0.0001 per share. In April 1997, Kana repurchased those shares and sold to Mr. Horvath 625,000 shares of common stock at a purchase price of $0.01 per share. All other material transactions with Mr. Gainey and Mr. Horvath are described in this section or elsewhere in this prospectus. See "Management--Executive Compensation".

    In April 1997, Kana entered into a consulting agreement with Mr. Horvath. Under the agreement, Mr. Horvath agreed to provide up to 20 hours of consulting services to Kana per month, at a rate of $25.00 per hour, until July 1, 2000. In connection with the agreement, Mr. Horvath was granted a right to purchase 625,000 shares of common stock, which he purchased in April 1997, as described above.

    Kana believes that all of the transactions set forth above were made on terms no less favorable to Kana than could have been otherwise obtained from unaffiliated third parties. All future transactions, including loans, if any, between Kana and its officers, directors and principal stockholders and their affiliates and any transactions between Kana and any entity with which its officers, directors or five percent stockholders are affiliated will be approved by a majority of the board of directors, including a majority of the independent and disinterested outside directors of the board of directors and will be on terms no less favorable to Kana than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The table below sets forth information regarding the beneficial ownership of Kana's common stock as of July 9, 1999, by the following individuals or groups:

  . each person or entity who is known by Kana to own beneficially more than five percent of Kana's outstanding stock;

  . each of the Named Executive Officers;

  . each director of Kana; and

  . all directors and executive officers as a group.

    Applicable percentage ownership in the following table is based on 30,736,568 shares of common stock outstanding as of July 9, 1999, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering and treating as outstanding all options exercisable within 60 days of July 9, 1999 held by the particular stockholder and that are included in the first column. The numbers shown in the table below assume no exercise by the underwriters of their over-allotment option.

    Unless otherwise indicated, the principal address of each of the stockholders below is c/o Kana Communications, Inc., 87 Encina Avenue, Palo Alto, CA 94301. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them.

                                                                 Percentage of Shares
                                                                  Beneficially Owned
                                       Number of Shares  ------------------------------------
 Name and Address of Beneficial Owner Beneficially Owned Prior to Offering After the Offering
 ------------------------------------ ------------------ ----------------- ------------------
Entities affiliated
 with Draper Fisher
 Jurvetson (1).........                    7,673,592           25.0%
Entities affiliated
 with Benchmark Capital
 Partners L.P. (2).....                    6,468,190           21.0
Entities affiliated
 with Amerindo
 Investment Advisors,
 Inc. (3)..............                    2,132,030            6.9
Mark S. Gainey (4).....                    3,464,000           11.3
Michael J. McCloskey
 (5)...................                    1,400,000            4.6
Paul R. Holland (6)....                      608,558            2.0
William R. Phelps (7)..                      310,000            1.0
Joseph D. McCarthy
 (8)...................                      235,000              *
Christopher M. Noble...                       94,791              *
Steven T. Jurvetson
 (1)...................                    7,673,592           25.0
David M. Beirne (2)....                    6,468,190           21.0
Eric A. Hahn (9).......                      325,426            1.1
Ariel Poler (10).......                      250,000              *
Dr. Charles A. Holloway
 (11)..................                      120,000              *
All directors and
 executive officers as
 a group (11 persons)..                   21,255,766           69.2

--------
  * Less than one percent.
 (1) Principal address is 400 Seaport Court, Suite 250, Redwood City, CA 94063. Represents 5,611,247 shares of common stock held by Draper Fisher Associates Fund IV, L.P. and 422,353 shares of common stock held by Draper Fisher Partners IV, LLC. Mr. Jurvetson disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the Draper Fisher Jurvetson Funds. Also includes 1,639,992 shares of common stock held by the Draper 1999 Grandchildren's Trust.

 (2) Principal address is 2480 Sand Hill Road, Suite 200, Menlo Park, CA 94025. Includes 5,675,021 shares of common stock held by Benchmark Capital Partners, L.P., and 793,169 shares of common stock held by Benchmark Founders' Fund L.P. Mr. Beirne, one of Kana's directors, is a Managing Member of Benchmark Capital Management Co., LLC. Mr. Beirne disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the Benchmark funds.
 (3) Principal address is 399 Park Avenue, 22nd Floor, New York, NY 10022. Represents 1,654,115 shares of common stock held by ATGF II, a Panamanian corporation, 250 shares of common stock held by Daniel Chapey, 50,000 shares of common stock held by the Ralph H. Cechettini 1995 Trust, 11,000 shares of common stock held by Anthony Ciulla, 4,500 shares of common stock held by Joaquin Garcia-Larrieu, 12,500 shares of common stock held by Mathew D. Fitzmaurice, 131,815 shares of common stock held by the Litton Master Trust, 182,500 shares of common stock held by Emeric McDonald, 350 shares of common stock held by William Slattery, 75,000 shares of common stock held by Pivotal Partners L.P., and 10,000 shares of common stock held by James Stableford.
 (4) Represents shares of common stock held by the Mark and Elisabeth Gainey Family Trust. Includes 703,125 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 78,125 shares per month.
 (5) Includes 1,120,000 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 23,333 shares per month.
 (6) Includes 342,315 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 12,678 shares per month.
 (7) Includes 235,418 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 5,729 shares per month. Also includes 35,000 shares of common stock subject to Kana's right of repurchase, which lapses with respect to 8,750 shares in June 2000 and 729 shares per month thereafter.
 (8) Includes 100,001 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 3,333 shares per month. Also includes 75,000 shares of common stock subject to Kana's right of repurchase, which lapses with respect to 18,750 shares in June 2000 and 1,563 shares per month thereafter.
 (9) Includes 79,723 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 2,345 shares per month.
(10) Includes 27,778 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 6,944 shares per month.
(11) Includes 26,667 shares of common stock subject to Kana's right of repurchase. This repurchase right lapses with respect to 3,333 shares per month.

                          DESCRIPTION OF CAPITAL STOCK

    At the closing of this offering, the authorized capital stock of Kana will consist of 60,000,000 shares of common stock, $0.001 par value, and 5,000,000 shares of preferred stock, $0.001 par value, after giving effect to the amendment of Kana's certificate of incorporation to delete references to the existing preferred stock following conversion of that stock. The following description of capital stock gives effect to the certificate of incorporation to be filed upon the closing of this offering. Immediately following the completion of this offering, and assuming no exercise of the underwriters'
over-allotment option, an aggregate of   shares of common stock will be issued
and outstanding, and no shares of preferred stock will be issued and outstanding.

    The following description of Kana's capital stock is subject to and qualified by Kana's certificate of incorporation and bylaws and by the provisions of the applicable Delaware law.

                                  Common Stock

    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may apply to any outstanding preferred stock that may come into existence, the holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for dividends. See "Dividend Policy". In the event of liquidation, dissolution or winding up of Kana, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Upon completion of this offering, the common stock will have no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

                                Preferred Stock

    Kana's board of directors is authorized to issue from time to time, without stockholder authorization, in one or more designated series, any or all of the authorized but unissued shares of preferred stock of Kana with any dividend, redemption, conversion and exchange provisions as may be provided in the particular series. Any series of preferred stock may possess voting, dividend, liquidation, redemption and other rights superior to those of the common stock. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. Issuance of a new series of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching Kana's board of directors and making it more difficult for a third party to acquire, or discourage a third party from acquiring, a majority of the outstanding voting stock of Kana. Kana has no present plans to issue any shares of or designate any series of preferred stock.

                              Registration Rights

    Upon completion of the offering, the holders of 24,401,670 shares of common stock will be entitled to rights with respect to the registration of the shares under the Securities Act. Under the terms of the registration rights agreement, if Kana proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, these holders are entitled to notice of the registration and are entitled to include shares of common stock in the registration. The rights are subject to conditions and limitations, among them the right of the underwriters of an offering subject to the registration to limit the number of shares included in the registration. Holders of these rights may also require Kana to file a registration statement under the Securities Act of 1933 at its expense with respect to their shares of common stock, and Kana is required to use its best efforts to effect the registration, subject to conditions and limitations. Furthermore, stockholders with registration rights may require Kana to file additional registration statements on Form S-3, subject to conditions and limitations.

    Antitakeover Effects of Provisions of the Certificate of Incorporation,
                            Bylaws and Delaware Law

    Kana's certificate of incorporation authorizes the board to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board at the time of issuance. See "--Preferred Stock". The certificate of incorporation also provides that all stockholder action must be effected at a duly called meeting of stockholders and not by written consent. In addition, the certificate of incorporation and bylaws do not permit stockholders of Kana to call a special meeting of stockholders. Only Kana's Chief Executive Officer, President, Chairman of the Board or a majority of the board of directors are permitted to call a special meeting of stockholders. The certificate of incorporation also provides that the board of directors is divided into three classes, with each director assigned to a class with a term of three years, and that the number of directors may only be determined by the board of directors. The bylaws also require that stockholders give advance notice to Kana's Secretary of any nominations for director or other business to be brought by stockholders at any stockholders' meeting, and that the Chairman has the authority to adjourn any meeting of the stockholders. The bylaws also require a supermajority vote of members of the board of directors and/or stockholders to amend certain bylaw provisions. These provisions of the certificate of incorporation and the bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Kana. These provisions also may have the effect of preventing changes in the management of Kana. See "Risk Factors--Our executive officers and directors will exercise significant control over stockholder voting matters" and "--We have adopted anti-takeover defenses that could delay or prevent an acquisition of our company".

    Kana is subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  . prior to that date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  . upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned:

   (i) by persons who are directors and also officers; and

   (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

  . on or subsequent to that date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines "business combination" to include the following:

  . any merger or consolidation involving the corporation and the interested stockholder;

  . any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  . subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  . any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  . the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

                          Transfer Agent and Registrar

    The Transfer Agent and Registrar for the common stock is ChaseMellon Shareholder Services, L.L.C. Its address is 235 Montgomery Street, 23rd Floor, San Francisco, California 94109, and its telephone number at this location is
(415) 743-1444.

                        SHARES AVAILABLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for Kana's common stock, and Kana cannot predict the effect, if any, that market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of the common stock prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market could adversely affect the market price of Kana's common stock and could impair Kana's future ability to raise capital through the sale of Kana's equity securities.

    Upon the completion of this offering, Kana will have     shares of common
stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by Kana's "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act, may only be sold in compliance with the limitations described below. The remaining 30,736,568 shares of common stock will be deemed "restricted securities" as defined under Rule 144. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below. Subject to the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

 Number of
   Shares                                  Date
 ---------                                 ----
            After the date of this prospectus, freely tradable shares sold in this offering and shares saleable under Rule 144(k) that are not subject to the 180-day lock-up
 24,402,670 After 180 days from the date of this prospectus, the 180-day lock-
            up terminates and these shares are saleable under Rule 144
            (subject, in some cases, to volume limitations) or Rule 144(k)
  6,333,898 After 180 days from the date of this prospectus, the 180-day lock-
            up is released and these shares are saleable under Rule 701
            (subject to repurchase by the Company)
  1,257,708 After 180 days from the date of this prospectus, restricted securities that are held for less than one year and are not yet saleable under Rule 144

                                    Rule 144

    In general, under Rule 144 as currently in effect, a person, or group of persons whose shares are required to be aggregated, including an affiliate of Kana, who has beneficially owned shares for at least one year is entitled to sell within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of one percent of the then-outstanding shares of Kana's common stock, which will be
approximately   shares immediately after this offering, or the average weekly trading volume in Kana's common stock during the four calendar weeks preceding the date on which notice of such sale is filed, subject to certain restrictions. In addition, a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years would be entitled to sell these shares under Rule 144(k) without regard to the requirements described above. To the extent that shares were acquired from one of Kana's affiliates, a person's holding period for the purpose of effecting a sale under Rule 144 would commence on the date of transfer from the affiliate.

                                 Stock Options

    As of June 30, 1999, options to purchase a total of 264,800 shares of common stock were outstanding, all of which were currently exercisable. Kana intends to file a Form S-8 registration statement under the Securities Act to register all shares of common stock issuable under its 1999 Stock Incentive Plan and its 1999 Employee Stock Purchase Plan. Accordingly, shares of common stock underlying these options will be eligible for sale in the public markets, subject to vesting restrictions or the lock-up agreement described below. See "Management--Benefit Plans".

                               Lock-up Agreements

    Kana, each of its officers and directors who hold shares of common stock and substantially all of its securityholders have agreed, subject to specified exceptions, not to, without the prior written consent of Goldman, Sachs & Co., sell or otherwise dispose of any shares of Kana's common stock or options to acquire shares of Kana's common stock during the 180-day period following the date of this prospectus. Goldman, Sachs & Co. may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. See "Underwriting".

    Following this offering, under specified circumstances and subject to customary conditions, holders of 24,401,670 shares of Kana's outstanding common stock will have demand registration rights with respect to their shares of common stock, subject to the 180-day lock-up arrangement described above, to require Kana to register their shares of common stock under the Securities Act, or rights to participate in any future registration of securities by Kana. If the holders of these registrable securities request that Kana register their shares, and if the registration is effected, these shares will become freely tradable without restriction under the Securities Act. Any sales of securities by these stockholders could have a material adverse effect on the trading price of Kana's common stock. See "Description of Capital Stock--Registration Rights".

                                 LEGAL MATTERS

    The validity of the common stock offered will be passed upon for Kana by Brobeck, Phleger & Harrison LLP, Palo Alto, California. Members of the firm Brobeck, Phleger & Harrison LLP beneficially own an aggregate of 25,000 shares of Kana's common stock. Certain legal matters in connection with the offering will be passed upon for the underwriters by Fenwick & West LLP, Palo Alto, California.

                             CHANGE IN ACCOUNTANTS

    PricewaterhouseCoopers LLP was previously the principal accountant for Kana. On July 29, 1998, PricewaterhouseCoopers LLP was dismissed as principal accountant and KPMG LLP was engaged to audit Kana's financial statements. The board of directors has approved the appointment of KPMG LLP as principal accountant for Kana.

    In connection with the audits for the year ended December 31, 1997 and for the period from July 11, 1996 (inception) through December 31, 1996, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to PricewaterhouseCoopers' LLP's satisfaction, would have caused them to reference the subject matter of the disagreement in their opinion.

    The audit report of PricewaterhouseCoopers LLP on Kana's financial statements as of and for the year ended December 31, 1997 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

                                    EXPERTS

    The consolidated financial statements of Kana Communications, Inc. and subsidiary as of December 31, 1997 and 1998 and for each of the years then ended have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere in this prospectus, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, under the Securities Act a registration statement on Form S-1 relating to the common stock offered. This prospectus does not contain all of the information set forth in the registration statement and its exhibits and schedules. For further information with respect to Kana and the shares we are offering under this prospectus you should refer to the registration statement and its exhibits and schedule. Statements contained in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete, and you should refer to the copy of that contract or other document filed as an exhibit to the registration statement. You may read or obtain a copy of the registration statement at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site that contains reports, proxy statements and other information that registrants file electronically with the Commission. The address of this Web site is http://www.sec.gov.

    Kana intends to furnish holders of its common stock with annual reports containing, among other information, audited consolidated financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed consolidated financial information for the first three quarters of each fiscal year. Kana intends to furnish other reports as it may determine or as may be required by law.

    Information contained in Kana's Web site is not a prospectus and does not constitute a part of this prospectus.

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                               Table of Contents

                                                                            Page
                                                                            ----
Form of Independent Auditors' Report....................................... F-2
Consolidated Balance Sheets................................................ F-3
Consolidated Statements of Operations and Other Comprehensive Loss......... F-4
Consolidated Statements of Stockholders' Equity............................ F-5
Consolidated Statements of Cash Flows...................................... F-6
Notes to Consolidated Financial Statements................................. F-7

                      Form of Independent Auditors' Report

The Board of Directors
Kana Communications, Inc.

    When the reincorporation described in Note 7(b) is consummated, we will be in a position to render the following report.

                                          /s/ KPMG LLP

      We have audited the accompanying consolidated balance sheets of Kana Communications, Inc. and subsidiary (the Company) as of December 31, 1997 and 1998, and the related consolidated statements of operations and other comprehensive loss, stockholders' equity, and cash flows for each of the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kana Communications, Inc. and subsidiary as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.

  Mountain View, California
  June 25, 1999, except as to Note 7,
  which is as of July 8, 1999

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                       (In thousands, except share data)

                                                   December 31,
                                                  ----------------   March 31,
                                                   1997     1998       1999
                                                  -------  -------  -----------
                                                                    (Unaudited)
                     Assets
Current assets:
  Cash and cash equivalents...................... $ 3,303  $ 9,792    $ 8,471
  Short-term investments.........................     210      160        160
  Accounts receivable............................     --       817      1,023
  Prepaid expenses and other current assets......      37       96        156
                                                  -------  -------    -------
    Total current assets.........................   3,550   10,865      9,810
Property and equipment, net......................     261      943      1,171
Other assets.....................................      13      161        157
                                                  -------  -------    -------
    Total assets................................. $ 3,824  $11,969    $11,138
                                                  =======  =======    =======
      Liabilities and Stockholders' Equity
Current liabilities:
  Current portion of notes payable............... $    34  $   360    $   360
  Accounts payable...............................     130      253        470
  Accrued payroll and related expenses...........      37      285        454
  Other accrued liabilities......................      68      263        333
  Deferred revenue...............................     --       410        627
                                                  -------  -------    -------
    Total current liabilities....................     269    1,571      2,244
Notes payable, less current portion..............      51      360        360
                                                  -------  -------    -------
    Total liabilities............................     320    1,931      2,604
                                                  -------  -------    -------
Commitments
Stockholders' equity:
  Convertible preferred stock, $0.001 par value;
   29,000,000, 50,000,000, and 50,000,000 shares
   authorized; 13,376,782 18,768,962, and
   18,768,962 shares issued and outstanding;
   aggregate liquidation preference of $4,795,
   $16,524, and $16,524..........................      13       19         19
  Common stock, $0.001 par value; 40,000,000,
   60,000,000, and 60,000,000 shares authorized;
   4,456,000, 8,288,107, and 8,357,607 shares
   issued and outstanding........................       4        8          8
  Additional paid-in capital.....................   5,654   19,335     22,797
  Deferred stock-based compensation..............    (784)  (1,444)    (4,463)
  Notes receivable from stockholders.............     --      (155)      (243)
  Accumulated other comprehensive losses.........     --        (5)       (19)
  Accumulated deficit............................  (1,383)  (7,720)    (9,565)
                                                  -------  -------    -------
    Total stockholders' equity...................   3,504   10,038      8,534
                                                  -------  -------    -------
    Total liabilities and stockholders' equity... $ 3,824  $11,969    $11,138
                                                  =======  =======    =======

          See accompanying notes to consolidated financial statements.

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

       CONSOLIDATED STATEMENTS OF OPERATIONS AND OTHER COMPREHENSIVE LOSS

                     (In thousands, except per share data)

                                          Years Ended     Three Months Ended
                                         December 31,          March 31,
                                        ----------------  --------------------
                                         1997     1998      1998       1999
                                        -------  -------  ---------  ---------
                                                              (Unaudited)
Revenues:
  License.............................. $   --   $ 1,793  $     161  $   1,165
  Service..............................     --       256         16        258
                                        -------  -------  ---------  ---------
    Total revenues.....................     --     2,049        177      1,423
                                        -------  -------  ---------  ---------
Cost of revenues:
  License..............................     --        54          4         34
  Service..............................     --       519         26        402
                                        -------  -------  ---------  ---------
    Total cost of revenues.............     --       573         30        436
                                        -------  -------  ---------  ---------
    Gross profit.......................     --     1,476        147        987
                                        -------  -------  ---------  ---------
Operating expenses:
  Sales and marketing..................     366    3,796        498      1,539
  Research and development.............     699    2,254        403        823
  General and administrative...........     257      721        104        227
  Amortization of stock-based
   compensation........................     113    1,230        184        355
                                        -------  -------  ---------  ---------
    Total operating expenses...........   1,435    8,001      1,189      2,944
                                        -------  -------  ---------  ---------
    Operating loss.....................  (1,435)  (6,525)    (1,042)    (1,957)
Other income, net......................      52      188         30        112
                                        -------  -------  ---------  ---------
    Net loss...........................  (1,383)  (6,337)    (1,012)    (1,845)
Other comprehensive loss...............     --        (5)       --         (14)
                                        -------  -------  ---------  ---------
    Comprehensive loss................. $(1,383) $(6,342) $  (1,012) $  (1,859)
                                        =======  =======  =========  =========
Net loss per share:
  Basic and diluted.................... $ (0.62) $ (2.48) $   (0.55) $   (0.47)
                                        =======  =======  =========  =========
  Weighted-average shares used in
   computation.........................   2,246    2,555      1,824      3,939
                                        =======  =======  =========  =========

          See accompanying notes to consolidated financial statements.

                   KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                     (In thousands, except share amounts)

                     Convertible                                                 Notes      Accumulated
                   Preferred Stock    Common Stock    Additional   Deferred    Receivable      Other                     Total
                  ----------------- -----------------  Paid-in   Stock-based      from     Comprehensive Accumulated Stockholders'
                    Shares   Amount  Shares    Amount  Capital   Compensation Stockholders    Losses       Deficit      Equity
                  ---------- ------ ---------  ------ ---------- ------------ ------------ ------------- ----------- -------------
Issuance of
common stock to
founders........         --   $--   5,000,000   $ 5    $    (4)    $   --        $ --          $--         $   --       $     1
Issuance of
common stock
upon exercise of
stock options...         --    --      80,000   --         --          --          --           --             --           --
Repurchase of
founders' common
stock, net......         --          (625,000)   (1)         1         --          --           --             --           --
Issuance of
Series A
convertible
preferred stock,
net.............   5,923,078     6        --    --         754         --          --           --             --           760
Issuance of
shares of common
stock in
exchange for
services .......         --             1,000   --           7         --          --           --             --             7
Issuance of
Series B
convertible
preferred stock,
net.............   7,453,704     7        --    --       4,006         --          --           --             --         4,013
Deferred stock-
based
compensation....         --    --         --    --         890        (890)        --           --             --           --
Amortization of
stock-based
compensation....         --    --         --    --         --          106         --           --             --           106
Net loss........         --    --         --    --         --          --          --           --          (1,383)      (1,383)
                  ----------  ----  ---------   ---    -------     -------       -----         ----        -------      -------
Balances,
December 31,
1997............  13,376,782    13  4,456,000     4      5,654        (784)        --           --          (1,383)       3,504
Issuance of
common stock
upon exercise of
stock options,
net of
repurchases.....         --    --   3,832,107     4        169         --         (155)         --             --            18
Issuance of
Series A
convertible
preferred stock
upon exercise of
warrant.........     102,208   --         --    --         --          --          --           --             --           --
Issuance of
Series B
convertible
preferred stock,
net.............     168,824     1        --    --          90         --          --           --             --            91
Issuance of
Series C
convertible
preferred stock,
net.............   5,121,148     5        --    --      11,532         --          --           --             --        11,537
Deferred stock-
based
compensation....         --    --         --    --       1,890      (1,890)        --           --             --           --
Amortization of
stock-based
compensation....         --    --         --    --         --        1,230         --           --             --         1,230
Other
comprehensive
loss............         --    --         --    --         --          --          --            (5)           --            (5)
Net loss........         --    --         --    --         --          --          --           --          (6,337)      (6,337)
                  ----------  ----  ---------   ---    -------     -------       -----         ----        -------      -------
Balances,
December 31,
1998............  18,768,962    19  8,288,107     8     19,335      (1,444)       (155)          (5)        (7,720)      10,038
Issuance of
common stock
upon exercise of
stock options,
net of
repurchases
(unaudited).....         --    --      69,500   --          88         --          (88)                        --           --
Deferred stock-
based
compensation
(unaudited).....         --    --         --    --       3,374      (3,374)        --           --             --           --
Amortization of
stock-based
compensation
(unaudited).....         --    --         --    --         --          355         --           --             --           355
Other
comprehensive
loss
(unaudited).....         --               --    --         --          --          --           (14)                        (14)
Net loss
(unaudited).....         --    --         --    --         --          --          --           --          (1,845)      (1,845)
                  ----------  ----  ---------   ---    -------     -------       -----         ----        -------      -------
Balances, March
31, 1999
(unaudited).....  18,768,962  $ 19  8,357,607   $ 8    $22,797     $(4,463)      $(243)        $(19)       $(9,565)     $ 8,534
                  ==========  ====  =========   ===    =======     =======       =====         ====        =======      =======

         See accompanying notes to consolidated financial statements.

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                          Years Ended     Three Months Ended
                                         December 31,          March 31,
                                        ----------------  --------------------
                                         1997     1998      1998       1999
                                        -------  -------  ---------  ---------
                                                              (Unaudited)
Cash flows from operating activities:
 Net loss.............................. $(1,383) $(6,337) $  (1,012) $  (1,845)
 Adjustments to reconcile net loss to
  net cash used in operating
  activities:
  Depreciation and amortization........      27      222         32        103
  Amortization of stock-based
   compensation........................     113    1,230        184        355
  Changes in operating assets and
   liabilities:
   Accounts receivable.................     --      (817)      (139)      (206)
   Prepaid expenses and other assets...     (50)    (207)       --         (56)
   Accounts payable and accrued
    liabilities........................     235      566        218        442
   Deferred revenue....................     --       410         21        217
                                        -------  -------  ---------  ---------
   Net cash used in operating
    activities.........................  (1,058)  (4,933)      (696)      (990)
                                        -------  -------  ---------  ---------
Cash flows from investing activities:
 Property and equipment purchases......    (288)    (904)      (185)      (331)
 (Purchases) sales of short-term
  investments..........................    (210)      50        --         --
                                        -------  -------  ---------  ---------
   Net cash used in investing
    activities.........................    (498)    (854)      (185)      (331)
                                        -------  -------  ---------  ---------
Cash flows from financing activities:
 Proceeds from issuance of common
  stock................................       1       13        --         --
 Proceeds from issuance of convertible
  preferred stock, net.................   4,603   11,628        --         --
 Proceeds from convertible notes
  payable..............................     170      --         --         --
 Proceeds from notes payable...........      85      720        437        --
 Payments on notes payable.............     --       (85)       --         --
                                        -------  -------  ---------  ---------
   Net cash provided by financing
    activities.........................   4,859   12,276        437        --
                                        -------  -------  ---------  ---------
Net change in cash and cash
 equivalents...........................   3,303    6,489       (444)    (1,321)
Cash and cash equivalents at beginning
 of period.............................     --     3,303      3,303      9,792
                                        -------  -------  ---------  ---------
Cash and cash equivalents at end of
 period................................ $ 3,303  $ 9,792  $   2,859  $   8,471
                                        =======  =======  =========  =========
Supplemental disclosure of cash flow
 information:
 Cash paid during period for interest.. $     3  $    36  $       9  $      17
                                        =======  =======  =========  =========
 Noncash investing and financial
  activities:
  Issuance of Series A convertible
   preferred stock upon conversion of
   stockholder loan.................... $   170  $   --   $     --   $     --
                                        =======  =======  =========  =========
  Issuance of common stock in exchange
   for notes receivable from
   stockholders........................ $   --   $   155  $     --   $      88
                                        =======  =======  =========  =========
  Grant of options to purchase common
   stock with an exercise price below
   fair value.......................... $   890  $ 1,890  $     673  $ 3,374
                                        =======  =======  =========  =========

          See accompanying notes to consolidated financial statements.

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1997 and 1998
       (Information with respect to March 31, 1998 and 1999 is unaudited)

(1) Description of Business and Summary of Significant Accounting Policies

    (a) Description of Business

    Kana Communications, Inc. and subsidiary (the Company) was incorporated on July 11, 1996, but did not commence operations until 1997. The Company develops, markets and supports an integrated suite of e-Business infrastructure solutions addressing online customer interactions. The Company sells its products primarily in the United States and, to a lesser extent, in Europe, through its direct sales force.

    (b) Basis of Presentation

    The accompanying consolidated financial statements have been prepared using an inception date of January 1, 1997, as no significant operating activities occurred between July 11, 1996 and December 31, 1996. The consolidated financial statements include the financial statements of Kana Communications, Inc. and its wholly owned subsidiary, Kana Communications Europe Ltd., in the United Kingdom. All significant intercompany balances and transactions have been eliminated in consolidation.

    (c) Interim Financial Statements

    The unaudited interim consolidated financial statements of the Company as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements.

    In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 31, 1999, and the results of its operations and its cash flows for the three months ended March 31, 1998 and 1999. Results for the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the entire year.

    (d) Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    (e) Foreign Currency Translation

    The functional currency for the Company's international subsidiary is the local currency of the country in which it operates. Assets and liabilities are translated using the exchange rate at the balance sheet date. Revenues, expenses, gains, and losses are translated at the exchange rate on the date those elements are recognized. Any translation adjustments are included in other comprehensive loss.

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                           December 31, 1997 and 1998
       (Information with respect to March 31, 1998 and 1999 is unaudited)


    (f) Cash Equivalents and Short-Term Investments

    The Company considers all highly liquid investments with an original maturity or reset date of three months or less to be cash equivalents. As of December 31, 1997 and 1998 and March 31, 1999, cash equivalents consisted of auction-rate securities and money market funds in the amounts of $3,213,000, $9,647,000, and $8,299,000, respectively. The contractual maturities for the auction-rate securities exceed 10 years; however, the Company has the option of adjusting the interest rates or liquidating these investments on their respective reset dates, which generally occur every 30 days.

    The Company has classified its cash equivalents and short-term investments as "available for sale." These items are carried at fair value, based on the quoted market prices, and unrealized gains and losses, if material, are reported as a separate component of accumulated other comprehensive income (losses) in stockholders' equity. Because of the short-term nature of the Company's cash equivalents and short-term investments, realized and unrealized gains and losses have been immaterial to date. The Company's short-term investments consisted of certificates of deposit with contractual maturities of less than one year.

    As of December 31, 1998, the Company has an outstanding standby letter of credit for $150,000 to secure deposits on its current facility. The letter of credit expired on January 15, 1999 and was secured by a certificate of deposit.

    (g) Property and Equipment

    Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Leasehold improvements are amortized over the lesser of the related lease term or the life of the improvement.

    The Company evaluates long-lived assets for impairment whenever changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts exceed the fair values of the assets. Assets to be disposed of are reported at the lower of carrying values or fair values, less costs of disposal.

    (h) Fair Value of Financial Instruments

    The fair values of the Company's cash, cash equivalents, short-term investments, accounts receivable, accounts payable and notes payable approximate their carrying values due to the short maturity or variable rate structure of those instruments.

    (i) Concentration of Credit Risk

    Financial instruments subjecting the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable. The Company maintains cash and cash equivalents with two domestic financial institutions. From time to time, the Company's cash balances with its financial institutions may exceed Federal Deposit Insurance Corporation insurance limits.

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                           December 31, 1997 and 1998
       (Information with respect to March 31, 1998 and 1999 is unaudited)


    The Company's customers are currently concentrated in the United States. The Company performs ongoing credit evaluations, generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of customers, historical trends and other information. To date, such losses have been immaterial.

    (j) Revenue Recognition

    The Company recognizes revenue in accordance with Statement of Position
(SOP) No. 97-2, Software Revenue Recognition. SOP No. 97-2 requires that revenue recognized from software arrangements be allocated to each element of the arrangement based on the relative fair values of the elements, such as software products, upgrades, enhancements, post contract customer support, installation, or training. Under SOP No. 97-2, the determination of fair value is based on objective evidence that is specific to the vendor. If evidence of fair value for each element of the arrangement does not exist, all revenue from the arrangement is deferred until such time as evidence of fair value does exist or until all elements of the arrangement are delivered.

    License revenue is recognized when there is persuasive evidence of an arrangement and delivery to the customer has occurred, provided the arrangement does not require significant customization of the software, the fee is fixed and determinable, and collectibility is considered probable. Maintenance contracts generally call for the Company to provide technical support and software updates and upgrades to customers. Revenue from maintenance contracts is recognized ratably over the term of the maintenance contract, on a straight-line basis.

    (k) Software Development Costs

    Software development costs are expensed as incurred until technological feasibility of the underlying software product is achieved. After technological feasibility is established, software development costs are capitalized. Capitalized costs are then amortized on a straight-line basis over the estimated product life, or based on the ratio of current revenue to total projected product revenue, whichever is greater. To date, the period between achieving technological feasibility and general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs.

    (l) Income Taxes

    The Company uses the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

    (m) Stock-Based Compensation

    The Company accounts for its stock-based compensation arrangements with employees using the intrinsic-value method. Deferred stock-based compensation is recorded on the date of grant when the deemed fair value of the underlying common stock exceeds the exercise price for stock options or the purchase price for the shares of common stock.

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                           December 31, 1997 and 1998
       (Information with respect to March 31, 1998 and 1999 is unaudited)


    Deferred stock-based compensation resulting from employee and nonemployee option grants is amortized on an accelerated basis over the vesting period of the individual options, generally four years, in accordance with Financial Accounting Standards Board Interpretation No. 28.

    (n) Comprehensive Loss

    As of January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income. SFAS 130 establishes standards of reporting and display of comprehensive income and its components of net income and "Other Comprehensive Loss" in a full set of general purpose financial statements. Other comprehensive loss refers to revenues, expenses, gains and losses that are not included in net income but rather are recorded directly to stockholders' equity. Other comprehensive loss recorded by the Company for the year ended December 31, 1998 and the three months ended March 31, 1999 was attributable to foreign currency translation adjustments for the Company's U.K. subsidiary. Tax effects of comprehensive loss are not material.

    (o) Net Loss Per Share

    Basic net loss per share is computed using the weighted-average number of outstanding shares of common stock. Diluted net loss per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential common shares from options and warrants to purchase common stock using the treasury stock method, and from convertible securities using the as-if converted basis. All potential common shares have been excluded from the computation of diluted net loss per share for all periods presented because the effect would have been antidilutive.

    Diluted net loss per share does not include the effect of the following antidilutive common equivalent shares:

                                Years Ended December   Three Months Ended
                                         31,                March 31,
                                --------------------- ---------------------
                                   1997       1998       1998       1999
                                ---------- ---------- ---------- ----------
                                                           (Unaudited)
Stock options and warrants....   2,682,473    225,300  3,426,858    316,300
Common stock subject to
 repurchase...................   2,734,373  4,709,156  2,552,081  4,244,855
Convertible preferred stock ..  13,376,782 18,768,962 13,478,990 18,768,962
                                ---------- ---------- ---------- ----------
                                18,793,628 23,703,418 19,457,929 23,330,117
                                ========== ========== ========== ==========

    (p) Segment Reporting

    During 1998, the Company adopted the provisions of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information. SFAS No. 131 establishes annual and interim reporting standards for operating segments of a company. SFAS No. 131 requires disclosures of selected segment-related financial information about products, major customers, and geographic areas. The Company is organized in a single operating segment for purposes of making operating decisions or assessing performance. The chief operating decision maker evaluates performance, makes operating decisions, and allocates resources based on financial data consistent with the presentation in the accompanying consolidated financial statements.

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                           December 31, 1997 and 1998
       (Information with respect to March 31, 1998 and 1999 is unaudited)

    The Company's revenues have been earned primarily from customers in the United States. In addition, all significant operations and assets are based in the United States. No customer accounted for more than 10% of revenues for the year ended December 31, 1998 and the three month period ended March 31, 1999. In the three month period ended March 31, 1998, six customers each accounted for more than 10% of total revenues.

    (q) Recent Accounting Pronouncements

    In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative and Hedging Activities, effective for fiscal years beginning after June 15, 1999. This standard requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measures those instruments at fair value. The type and use of the derivative, and whether it qualifies for hedge accounting, will determine the treatment of gains or losses resulting from changes in the derivative. The Company believes the adoption of SFAS No. 133 will not have a material effect on its results of operations, financial position, or cash flows. The statement will be effective for the Company beginning January 1, 2000.

    In December 1998, the American Institute of Certified Public Accountants issued SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions. SOP No. 98-9 amends SOP No. 97-2 to require the entity to recognize revenue for multiple element arrangements by means of the "residual method" when: 1) there is vendor-specific evidence of the fair values of all of the undelivered elements that are not accounted for by means of long-term contract accounting; 2) vendor-specific evidence of fair value does not exist for one or more of the delivered elements; and 3) all revenue recognition criteria of SOP No. 97-2, other than the requirement for vendor-specific evidence of the fair value of each delivered element, are satisfied. SOP No. 98-9 will be effective beginning January 1, 2000. The Company believes the adoption of SOP No. 98-9 will not have a material effect on its results of operations, financial position or cash flows.

(2) Property and Equipment

    Property and equipment as of December 31, 1997 and 1998 consisted of the following (in thousands):

                                                                    1997  1998
                                                                    ---- ------
   Computer equipment.............................................. $220 $  810
   Furniture and fixtures..........................................   20    141
   Leasehold improvements..........................................   48    241
                                                                    ---- ------
                                                                     288  1,192
   Less accumulated depreciation and amortization..................   27    249
                                                                    ---- ------
                                                                    $261 $  943
                                                                    ==== ======

(3) Notes Payable

    On January 23, 1998, the Company obtained a $1,000,000 line of credit from a bank, of which up to $750,000 could be used for qualified property and equipment purchases and $250,000 for working capital financing. Borrowings under the line of credit are collateralized by all of the Company's assets and bear interest at the bank's prime rate (7.75% as of December 31, 1998). The

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                           December 31, 1997 and 1998
       (Information with respect to March 31, 1998 and 1999 is unaudited)

Company was able to draw against the line of credit through January 22, 1999, after which all borrowings are to be repaid in 24 equal monthly installments. As of December 31, 1998, $720,000 was outstanding under this agreement. The aggregate principal payments due under the line of credit subsequent to December 31, 1998 are as follows: 1999, $360,000 and 2000, $360,000.

    As of December 31, 1997, notes payable of $85,000 consisted of amounts due under a $100,000 line of credit with a bank. The line of credit was fully paid during 1998.

(4) Stockholders' Equity

    (a) Convertible Preferred Stock

    Convertible preferred stock as of December 31, 1998, consisted of the following:

                                                       Noncumulative Liquidation
                                             Shares      Dividend    Preference
                                           Outstanding   per Share    per Share
                                           ----------- ------------- -----------
   Series A...............................  6,025,286      $0.01        $0.13
   Series B...............................  7,622,528       0.04         0.54
   Series C...............................  5,121,148       0.18         2.27
                                           ----------
                                           18,768,962
                                           ==========

    Each share of Series A, B, and C preferred stock is convertible at the option of the holder into one share of common stock at any time, subject to adjustment for antidilution. Each share of Series A, B, and C preferred stock will be automatically converted upon written consent or agreement of holders of at least two-thirds of the outstanding preferred shares or upon an initial public offering of the Company's common stock. Each share of Series A, B, and C preferred stock has voting rights equal to one share of common stock on an as-if converted basis.

    No dividends have been declared or paid on either preferred stock or common stock since inception of the Company.

    In connection with the Series A preferred stock issuance, the Company issued a warrant to two investors to purchase 134,615 shares of Series A preferred stock with an exercise price of $0.13 per share. The warrants were exercisable any time prior to April 7, 1998. The fair value of the warrants computed using the Black-Scholes option pricing model on the date of grant was not material. In lieu of paying cash upon exercise of the warrants in 1998, the warrant holders surrendered 32,407 shares of Series A perferred stock back to the Company.

    (b) Common Stock

    The Company has issued to the Company's founders 5,000,000 shares of common stock, which are subject to repurchase on termination of employment. Such repurchase rights lapse in a series of equal monthly installments over a four year period ending June 4, 2000. As of December 31, 1998, 1,550,000 shares were subject to repurchase. During 1997, the Company repurchased a net of 625,000 shares from one founder at the original exercise price of $0.0001 per share.

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                           December 31, 1997 and 1998
       (Information with respect to March 31, 1998 and 1999 is unaudited)


    Certain option holders have exercised options to purchase shares of restricted common stock in exchange for five-year full recourse promissory notes. The notes bear interest at 5.7% and expire on various dates through 2004. The Company has the right to repurchase all unvested shares purchased by the notes at the original exercise price in the event of employee termination. The number of shares subject to this repurchase right decreases as the shares vest under the original option terms, generally over four years. As of December 31, 1998, there were 3,068,535 shares subject to repurchase. These options were exercised at prices ranging from $0.01 to $0.23 with a weighted-average exercise price of $0.04 per share. The options exercised to date have a weighted-average fair value of $0.70 per share.

    (c) Stock Option Plan

    The Company's 1997 Stock Option Plan (the 1997 Plan) provides for stock options to be granted to employees, independent contractors, officers, and directors. Options are generally granted at an exercise price equivalent to the estimated fair market value per share at the date of grant, as determined by the Company's Board of Directors. All options are granted at the discretion of the Company's Board of Directors and have a term not greater than 10 years from the date of grant. Options are immediately exercisable and generally vest over four years, 25% one year after the grant date and the remainder at a rate of 1/36 per month thereafter.

    A summary of stock option activity follows:

                                          Years Ended
                          --------------------------------------------  Three Months Ended
                                  1997                  1998              March 31, 1999
                          --------------------- ---------------------- ---------------------
                                      Weighted-              Weighted-             Weighted-
                                       Average                Average               Average
                            Options   Exercise    Options    Exercise    Options   Exercise
                          Outstanding   Price   Outstanding    Price   Outstanding   Price
                          ----------- --------- -----------  --------- ----------- ---------
                                                                            (Unaudited)
Outstanding at beginning
 of period..............         --     $0.01    2,547,858     $0.03     225,300     $0.06
 Options granted........   2,627,858     0.03    1,734,549      0.07     550,500      0.24
 Options exercised......     (80,000)    0.01   (3,892,107)     0.05    (439,500)     0.23
 Options canceled.......         --       --      (165,000)     0.05     (20,000)     0.23
                           ---------            ----------              --------
Outstanding at end of
 period.................   2,547,858     0.03      225,300      0.06     316,300      0.08
                           =========            ==========              ========
Shares available for
 future grant...........   1,858,142             1,198,593               943,302
                           =========            ==========              ========

    At December 31, 1998, the range of exercise prices and the weighted-average remaining contractual life of outstanding options was $0.02 to $0.23 and 9.18 years, respectively.

    At December 31, 1997 and 1998, the number of vested shares under options was 319,747 and 169,900, respectively, and the weighted-average exercise price of those options was $0.03 and $0.05, respectively.

    The Company uses the intrinsic-value method in accounting for its stock-based compensation plans. Accordingly, compensation cost has been recognized in the financial statements for those

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                           December 31, 1997 and 1998
       (Information with respect to March 31, 1998 and 1999 is unaudited)

options issued with exercise prices at less than fair value at date of grant. With respect to the stock options granted from inception through March 31, 1999, the Company recorded deferred stock-based compensation of $6,154,000 for the difference at the grant date between the exercise price and the fair value of the common stock underlying the options. Had compensation costs been determined in accordance with SFAS No. 123 for all of the Company's stock-based compensation plans, net loss and basic and diluted net loss per share would not have been materially impacted.

    The Company calculated the fair value of each option grant on the grant date using the minimum value method with the following assumptions: dividend yield at 0%; weighted-average expected option term of three years; risk-free interest rate of 6.22% and 5.15% for the years ended December 31, 1997 and 1998, respectively. The weighted-average fair value of options granted during 1997 and 1998 was $0.34 and $1.22 per share, respectively.

(5) Commitments

    The Company leases its facilities under noncancelable operating leases with various expiration dates through June 30, 2003. The Company also subleases its previous facility under a noncancelable sublease expiring in January 2003. Rent expense, net of sublease payments, was $37,000 and $360,000 for the years ended December 31, 1997 and 1998, respectively. Sublease payments approximated $113,000 in the year ended December 31, 1998.

    Future minimum lease payments under noncancelable operating leases and subleases, as of December 31, 1998, are as follows (in thousands):

     Year ending                                             Operating
     December 31,                                             Leases   Subleases
     ------------                                            --------- ---------
     1999...................................................  $  794     $244
     2000...................................................     809      209
     2001...................................................     834      218
     2002...................................................     860      227
     2003...................................................     342      --
                                                              ------     ----
                                                              $3,639     $898
                                                              ======     ====

(6) Income Taxes

    The 1997 and 1998 income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income as a result of the following (in thousands):

                                                               1997    1998
                                                               -----  -------
   Federal tax benefit at statutory rate...................... $(424) $(1,736)
   Current year net operating loss and temporary differences
    for which no benefit has been recognized..................   424    1,736
                                                               -----  -------
     Total.................................................... $ --   $   --
                                                               =====  =======

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                           December 31, 1997 and 1998
       (Information with respect to March 31, 1998 and 1999 is unaudited)


    The types of temporary differences that give rise to significant portions of the Company's deferred tax assets and liabilities are set out below (in thousands):

                                                                  1997   1998
                                                                  ----  -------
   Deferred tax assets:
     Net operating loss and credit carryforwards................. $567   $2,682
     Accruals and reserves.......................................   23       77
                                                                  ----  -------
       Total gross deferred tax assets...........................  590    2,759
     Valuation allowance......................................... (590)  (2,759)
                                                                  ----  -------
       Total deferred tax assets................................. $--   $   --
                                                                  ====  =======

    Management has established a full valuation allowance against its net deferred tax assets because it is more likely than not that sufficient taxable income will not be generated during the carryforward periods.

    As of December 31, 1998, the Company had net operating loss carryforwards for federal and California income tax purposes of approximately $6,146,000 and $6,143,000, respectively. The federal net operating loss carryforwards, if not offset against future taxable income, will expire from 2011 through 2018. The California net operating loss carryforwards, if not offset against future taxable income, expire in 2004.

    As of December 31, 1998, unused research and development tax credits of approximately $27,000 and $23,000 were available to reduce future federal and California income taxes, respectively. Federal credit carryforwards expire from 2011 through 2012; California credits will carry forward indefinitely.

    The Tax Reform Act of 1986 imposes substantial restrictions on the utilization of net operating losses and tax credits in the event of an "ownership change" as defined. Some of the U.S. federal and California net operating loss carryforwards are subject to limitation as a result of these restrictions. The ownership change restrictions are not expected to impair the Company's ability to utilize the affected carryforward items. If there should be a subsequent ownership change, as defined, of the Company, its ability to utilize its carryforwards could be reduced.

(7) Subsequent Events

    (a) Initial Public Offering

    On July 7, 1999, the Company's Board of Directors authorized the filing of a registration statement with the SEC that would permit the Company to sell shares of the Company's common stock in connection with a proposed initial public offering (IPO). If the IPO is consummated under the terms presently anticipated, upon the closing of the proposed IPO all of the then outstanding shares of the Company's convertible preferred stock will automatically convert into shares of common stock based on their respective conversion ratios.

                    KANA COMMUNICATIONS, INC. AND SUBSIDIARY

                           December 31, 1997 and 1998
       (Information with respect to March 31, 1998 and 1999 is unaudited)


    (b) Reincorporation

    On July 7, 1999, the Company's Board of Directors authorized the reincorporation of the Company into the State of Delaware. As part of the reincorporation the common stock will be assigned a par value equal to $0.001 per share. The accompanying financial statements have been retroactively restated to reflect the effect of this reincorporation.

    (c) Stock Plans

    On July 7, 1999, the Company's Board of Directors approved the 1999 Stock Incentive Plan (the 1999 Plan), which will serve as the successor plan to the 1997 Plan. The Board of Directors also approved a 1999 Employee Stock Purchase Plan (the 1999 ESPP). These plans will become effective immediately prior to the anticipated IPO. The common stock reserved for future issuances under these plans will be 18% of the shares of common stock outstanding immediately after the IPO. Additionally, the share reserve in each plan will automatically increase on the first trading day in January each year, beginning with calendar year 2000, equal to the lesser of (i) the number of shares initially reserved for such increase in each respective plan, (ii) 4.25% and 0.75% of the then outstanding shares for the 1999 Plan and the 1999 ESPP, respectively, or (iii) an amount determined by the Board of Directors.

    (d) Series D Convertible Preferred Stock

    On July 8, 1999, the Company issued 1,257,708 shares of Series D Convertible Preferred Stock at a purchase price of $8.11 per share for total proceeds of approximately $10.2 million. Holders of Series D Preferred Stock are entitled to receive annual noncumulative dividends at a rate of $0.6488 per share. Each outstanding share is convertible into common stock on a one-for-one basis. Upon liquidation, the holders of the Series D Preferred Stock will be entitled to receive $8.11 per share. Holders of the Series D Preferred stock are subject to all other rights and preferences of the previously issued series of preferred stock.

                                  UNDERWRITING

    Kana and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Hambrecht & Quist LLC and Wit Capital Corporation are the representatives of the underwriters.

                           Underwriters                         Number of Shares
                           ------------                         ----------------
   Goldman, Sachs & Co. .......................................
   Hambrecht & Quist LLC.......................................
   Wit Capital Corporation.....................................
                                                                   ---------
   Total.......................................................
                                                                   =========

                               ----------------

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional shares from Kana to cover these sales. They may exercise that option for 30 days. If any shares are purchased upon exercise of this option, the underwriters will separately purchase shares in approximately the same proportion as set forth in the table above.

    The following tables show the per share and total underwriting discount to be paid to the underwriters by Kana. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                             Paid by Kana
                                                       -------------------------
                                                       No Exercise Full Exercise
                                                       ----------- -------------
   Per Share..........................................   $            $
                                                         ------       ------
   Total..............................................   $            $
                                                         ======       ======

    Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a
discount of up to $    per share from the initial public offering price. Any of
these securities dealers may resell any shares purchased from the underwriters
to certain other brokers or dealers at a discount of up to $    per share from
the initial public offering price. If all of the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

    Kana and its officers, directors who hold shares of common stock and substantially all of its securityholders have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. on behalf of the underwriters. See "Shares Available for Future Sale" for a discussion of these and other transfer restrictions.

    Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock will be negotiated among Kana and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Kana's historical performance, estimates of Kana's business potential and earnings prospects, an assessment of Kana's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

    Kana has applied to have the common stock listed on the Nasdaq National Market under the symbol "KANA".

    In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short-sale covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

    The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

    At the request of Kana, the underwriters have reserved for sale, at the
initial public offering price, up to    shares of common stock in the offering
to directors, officers, employees and friends of Kana through a directed share
program. Of this total,     shares have been reserved for entities affiliated
with Amerindo Investment Advisors,     shares have been reserved for purchasers
of Kana's Series C preferred stock and     shares have been reserved for the
directors, officers, employees and friends of Kana. The number of shares of common stock available for sale to the general public will be reduced to the extent these persons purchase these reserved shares. The underwriters will offer any reserved shares not purchased by these persons to the general public on the same basis as other shares in the offering.

    Wit Capital, a member of the National Association of Securities Dealers, Inc., will participate in the offering as one of the underwriters. The National Association of Securities Dealers, Inc. approved the membership of Wit Capital on September 4, 1997.

    Kana estimates that the total expenses of the offering, excluding the
underwriting discount, will be approximately $   .

    Kana has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Inside back cover

A depiction of the screens viewed by the user of the Kana solution, centered on the page, cascading to the right side. At the top of the screen shot is a depiction of the Kana logo, consisting of the letter "K" surrounded by a partially open oval. Left to right over the top of the screen are the titles of options available to the user, including "more," "new," "find," "sender history," "view source," "note," "no answer," "route," and "categorize." Below this tool bar is a representation of unread e-mail messages entering the Kana system. Below this middle band is a sample response message which contains a salutation and a sample question, "do you have any job openings."

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  No dealer, salesperson or any other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                  -----------

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   7
Use of Proceeds..........................................................  20
Dividend Policy..........................................................  20
Preemptive Rights........................................................  20
Capitalization...........................................................  21
Dilution.................................................................  22
Selected Consolidated Financial Data.....................................  23
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  24
Business.................................................................  35
Management...............................................................  49
Transactions and Relationships with Related Parties......................  62
Principal Stockholders...................................................  65
Description of Capital Stock.............................................  67
Shares Available for Future Sale.........................................  70
Legal Matters............................................................  72
Change in Accountants....................................................  72
Experts..................................................................  72
Additional Information...................................................  72
Index to Consolidated Financial Statements............................... F-1
Underwriting............................................................. U-1

                                  -----------

  Through and including     , 1999 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                       Shares

                           Kana Communications, Inc.

                                 Common Stock

                                  -----------

                         [LOGO OF KANA COMMUNICATIONS]

                                  -----------

                             Goldman, Sachs & Co.

                               Hambrecht & Quist

                            Wit Capital Corporation

                      Representatives of the Underwriters

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

    The following table sets forth the costs and expenses, other than the underwriting discounts payable by Kana in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

   SEC Registration Fee................................................ $11,190
   NASD Filing Fee.....................................................   4,525
   Nasdaq National Market Listing Fee..................................    *
   Printing and Engraving Expenses.....................................    *
   Legal Fees and Expenses.............................................    *
   Accounting Fees and Expenses........................................    *
   Blue Sky Fees and Expenses..........................................    *
   Transfer Agent Fees.................................................    *
   Miscellaneous.......................................................    *
                                                                        -------
     Total.............................................................    *
                                                                        =======

--------
*To be filed by amendment

Item 14. Indemnification of Directors and Officers

    Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit this indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). Article VII, Section 6 of Kana's Bylaws provides for mandatory indemnification of its directors and executive officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. Kana's Certificate of Incorporation provides that, subject to Delaware law, its directors will not be personally liable for monetary damages for breach of the directors' fiduciary duty as directors to Kana and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to Kana or its stockholders, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws. Kana has entered into indemnification agreements with its officers and directors, a form of which will be filed with the Securities and Exchange Commission (the "Commission") as an Exhibit to the Registrant's Registration Statement on Form S-1
(No. 333-   ) (the "Indemnification Agreements"). The Indemnification
Agreements provide Kana's executive officers and directors with further indemnification to the maximum extent permitted by the Delaware General Corporation Law. Reference is also made to Section 8 of the Underwriting Agreement contained in Exhibit 1.1 hereto, indemnifying officers and directors of Kana against certain liabilities, and Section 1.10 of the Third Amended and Restated Investors' Rights Agreement contained in Exhibit 4.2 hereto, indemnifying certain of Kana's stockholders, including controlling stockholders, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

    During the past three years, the Registrant has issued unregistered securities to a limited number of persons as described below:

      (a) In July 1996, the Registrant issued and sold 5,000,000 shares of its Common Stock to Mark S. Gainey and Michael T. Horvath for an aggregate purchase price of $500 pursuant to Common Stock Purchase Agreements. In April 1997, the Registrant repurchased those shares of Common Stock for $43,812.

      (b) In April 1997, the Registrant issued and sold 4,375,000 shares of its Common Stock to Mark S. Gainey and Michael T. Horvath for an aggregate purchase price of $43,750 pursuant to Restricted Stock Purchase
  Agreements.

      (c) In April 1997, the Registrant issued and sold 5,923,078 shares of its Series A Preferred Stock to investors for an aggregate purchase price of $770,000, which included $170,000 of cancellation of indebtedness.

      (d) In April 1997, the Registrant issued warrants to investors to purchase up to 134,615 shares of its Series A Preferred Stock at an exercise price of $0.13 per share.

      (e) In March 1998, the Registrant issued 102,208 shares of its Series A Preferred Stock pursuant to the net exercise of warrants issued to investors.

      (f) In June 1997, the Registrant issued 1,000 shares of its Common Stock to a consultant as consideration for services rendered to the Registrant pursuant to a Stock Issuance Agreement.

      (g) In September 1997, the Registrant issued and sold 7,453,704 shares of its Series B Preferred Stock to investors for an aggregate purchase price of $4,025,000.

      (h) In July 1998, the Registrant issued and sold 168,824 shares of its Series B Preferred Stock to a director for an aggregate purchase price of $91,165.

      (i) In August and September 1998, the Registrant issued and sold 5,121,148 shares of its Series C Preferred Stock to investors for an aggregate purchase price of $11,625,006.

      (j) In July 1999, the Registrant issued and sold 1,257,707 shares of its Series D Preferred Stock to investors for an aggregate purchase price of $10,200,004.

      (k) Since inception, the Registrant has issued and sold an aggregate of 330,000 shares of its Common Stock to two of the Registrant's directors for an aggregate consideration of $3,300.

      (l) Since inception, the Registrant has granted stock options to its employees, directors and consultants under its 1997 Stock Option/Stock Issuance Plan exercisable for up to an aggregate of 6,814,907 shares of its Common Stock, with exercise prices ranging from $0.01 to $1.50. The Registrant has issued and sold an aggregate of 6,360,107 shares of its Common Stock to its employees, directors and consultants under this plan for an aggregate consideration of $34,477 in cash and $1.3 million in promissory notes with a five year term and interest rate of 5.7% per annum, compounding annually.

    None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the Registrant believes that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients in these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in these transactions. All recipients had adequate access, through their relationships with the Registrant, to information about the Registrant.

Item 16. Exhibits and Financial Statement Schedules

    The exhibits listed in the Exhibit Index are filed as part of this Registration Statement.

    (a) Exhibits

   Exhibit
   Number                              Exhibit Title
   -------                             -------------
     1.1*  Form of Underwriting Agreement among the Registrant, Goldman Sachs &
            Co., Hambrecht & Quist LLC and Wit Capital Corporation.
     3.1   Amended and Restated Certificate of Incorporation, to be effective upon consummation of this offering.
     3.2   Amended and Restated Bylaws, to be effective upon consummation of this offering.
     4.1*  Form of Registrant's Specimen Common Stock Certificate.
     4.2   Third Amended and Restated Investors' Rights Agreement dated July 8,
            1999 by and among the Registrant and parties listed on Schedule A therein.
     5.1*  Opinion of Brobeck, Phleger & Harrison LLP, counsel for the
            Registrant, with respect to the common stock being registered.
    10.1   Registrant's 1997 Stock Option/Stock Issuance Plan.
    10.2*  Registrant's 1999 Stock Incentive Plan.
    10.3*  Registrant's 1999 Employee Stock Purchase Plan.
    10.4   Form of Registrant's Directors' and Officers' Indemnification
            Agreement.
    10.5   Form of Registrant's License Agreement.
    10.6*  Letter of Credit, dated July  , 1999, with Silicon Valley Bank and the Registrant.
    10.7   Lease, dated May 1998, by and between Encina Properties and the
            Registrant.
    10.8*  Office/R&D Lease, dated June 17, 1999, by and between Chestnut Bay
            LLC and the Registrant.
    10.9   Form of Registrant's Kana Online Service Agreement.
   10.10   Form of Registrant's Restricted Stock Purchase Agreement.
    16.1   Letter from PricewaterhouseCoopers LLP, dated July 8, 1999 regarding change in accountant.
    21.1   Subsidiaries of the Registrant.
    23.1   Consent of KPMG LLP, Independent Auditors.
    23.2*  Consent of Brobeck, Phleger & Harrison LLP (contained in their opinion filed as Exhibit 5.1).
    24.1   Power of Attorney. Reference is made to Page II-5.
    27.1   Financial Data Schedule. (In EDGAR format only)

--------
*To be filed by amendment

    (b) Financial Statement Schedule

      None.

Item 17. Undertakings

    Kana hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Kana pursuant to the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws of Kana, Indemnification Agreements entered into between Kana and its officers and directors, the Underwriting Agreement, or otherwise, Kana has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Kana of expenses incurred or paid by a director, officer, or controlling person of Kana in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Kana will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by Kana pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective;

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on this 9th day of July, 1999.

                                          KANA COMMUNICATIONS, INC.

                                                  /s/ Michael J. McCloskey
                                          By: _________________________________
                                                    Michael J. McCloskey
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints, jointly and severally, Mark S. Gainey and Joseph D. McCarthy, and each one of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that each of said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the persons whose signatures appear below, which persons have signed such Registration Statement in the capacities and on the dates indicated:

              Signature                          Title                   Date

       /s/ Michael J. McCloskey        Chief Executive Officer       July 9, 1999
______________________________________  (Principal Executive
         Michael J. McCloskey           Officer)

        /s/ Joseph D. McCarthy         Vice President, Finance       July 9, 1999
______________________________________  and Operations (Principal
          Joseph D. McCarthy            Financial and Accounting
                                        Officer)

         /s/ David M. Beirne           Director                      July 9, 1999
______________________________________
           David M. Beirne

              Signature                          Title                   Date

          /s/ Mark S. Gainey           President and Chairman of     July 9, 1999
______________________________________  the Board
            Mark S. Gainey

           /s/ Eric A. Hahn            Director                      July 9, 1999
______________________________________
             Eric A. Hahn

     /s/ Dr. Charles A. Holloway       Director                      July 9, 1999
______________________________________
       Dr. Charles A. Holloway

       /s/ Steven T. Jurvetson         Director                      July 9, 1999
______________________________________
         Steven T. Jurvetson

           /s/ Ariel Poler             Director                      July 9, 1999
______________________________________
             Ariel Poler

   Exhibit
   Number                          Exhibit Title                           Page
   -------                         -------------                           ----
     1.1*  Form of Underwriting Agreement among the Registrant, Goldman
            Sachs & Co., Hambrecht & Quist LLC and Wit Capital
            Corporation.
     3.1   Amended and Restated Certificate of Incorporation, to be
            effective upon consummation of this offering.
     3.2   Amended and Restated Bylaws, to be effective upon
            consummation of this offering.
     4.1*  Form of Registrant's Specimen Common Stock Certificate.
     4.2   Third Amended and Restated Investors' Rights Agreement dated
            July 8, 1999 by and among the Registrant and parties listed on Schedule A therein.
     5.1*  Opinion of Brobeck, Phleger & Harrison LLP, counsel for the
            Registrant, with respect to the common stock being
            registered.
    10.1   Registrant's 1997 Stock Option/Stock Issuance Plan.
    10.2*  Registrant's 1999 Stock Incentive Plan.
    10.3*  Registrant's 1999 Employee Stock Purchase Plan.
    10.4   Form of Registrant's Directors' and Officers' Indemnification
            Agreement.
    10.5   Form of Registrant's License Agreement.
    10.6*  Letter of Credit, dated July  , 1999, with Silicon Valley
            Bank and the Registrant.
    10.7   Lease, dated May 1998, by and between Encina Properties and the Registrant.
    10.8*  Office/R&D Lease, dated June 17, 1999, by and between
            Chestnut Bay LLC and the Registrant.
    10.9   Form of Registrant's Kana Online Service Agreement.
   10.10   Form of Registrant's Restricted Stock Purchase Agreement.
    16.1   Letter from PricewaterhouseCoopers LLP, dated July 8, 1999 regarding change in accountant.
    21.1   Subsidiaries of the Registrant.
    23.1   Consent of KPMG LLP, Independent Auditors.
    23.2*  Consent of Brobeck, Phleger & Harrison LLP (contained in their opinion filed as Exhibit 5.1).
    24.1   Power of Attorney. Reference is made to Page II-5.
    27.1   Financial Data Schedule. (In EDGAR format only)

--------
*To be filed by amendment